Form 10-K405, Exhibit 13
period 1996-12-31
PIXAR \CA\
filed 1997-03-31
CIK 1002114

                                                                    EXHIBIT 13.1


SELECTED FINANCIAL DATA

         The following selected financial data is derived from the Company's financial statements. This data should be read in conjunction with the Financial Statements and Notes thereto, and with Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                         Year Ended December 31,
                                                ----------------------------------------------------------------------
                                                  1992            1993           1994            1995           1996
                                                -------         -------         -------         -------        -------
                                                                 (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues:
       Software                                 $ 2,179         $ 4,702         $ 3,323         $ 3,144        $ 6,306
       Animation services                         2,038           2,127           2,267           2,469          3,947
       Film                                          --              --              --              --         18,847
       Patent licensing                              --              --              --           6,500          9,127
                                                -------         -------         -------         -------        -------

             Total revenues                       4,217           6,829           5,590          12,113         38,227
                                                -------         -------         -------         -------        -------

Cost of revenues:
       Software                                     716           1,327           1,164             513            113
       Animation services                         1,939           1,692           1,964           1,873          3,039
       Film                                          --              --              --              --          1,551
                                                -------         -------         -------         -------        -------

            Total cost of revenues                2,655           3,019           3,128           2,386          4,703
                                                -------         -------         -------         -------        -------

            Gross margin                          1,562           3,810           2,462           9,727         33,524
                                                -------         -------         -------         -------        -------

Operating expenses:
      Research and development                    2,307           1,757           2,288           4,065          6,985
      Sales and marketing                         1,851           2,368           2,180           1,588          1,768
      General and administrative                    799             715             831           3,043          5,577
                                                -------         -------         -------         -------        -------

           Total operating expenses               4,957           4,840           5,299           8,696         14,330
                                                -------         -------         -------         -------        -------

           Income (loss) from operations         (3,395)         (1,030)         (2,837)          1,031         19,194

Other income (expense)                               19            (142)            466             716          8,031
                                                -------         -------         -------         -------        -------

       Income (loss) before income taxes         (3,376)         (1,172)         (2,371)          1,747         27,225

Income taxes                                          2               1               1             120          1,906
                                                -------         -------         -------         -------        -------

Net income (loss)                               $(3,378)        $(1,173)        $(2,372)        $ 1,627        $25,319
                                                =======         =======         =======         =======        =======

Net income (loss) per share                                                     $ (0.06)        $  0.04        $  0.54
                                                                                =======         =======        =======
Shares used in computing
   net income (loss) per share                                                   39,669          40,350         46,989
                                                                                =======         =======        =======

                                                                         DECEMBER 31,
                                            ------------------------------------------------------------------------
                                               1992           1993            1994            1995           1996
                                            ---------      ---------        ---------     -----------    -----------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)                   $  (924)        $  (638)        $(1,199)        $138,688        $162,983
Total assets                                  2,002           1,987           1,896          153,015         177,463
Long-term obligations                         1,346           1,460           1,573               --              --
Total shareholders' equity (deficit)         (1,333)         (1,216)         (1,675)         142,907         170,804

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The foregoing discussion and other sections of this Annual Report to Shareholders contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are based on current expectations, estimates and projections about Pixar's industry, management's beliefs, and assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward- looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results and outcomes may differ materially from what is expressed or forecasted in any such forward-looking statements. Such risks and uncertainties include those set forth herein under "Overview," "Anticipated Decline in Operating Results in 1997 and Net Losses in 1998" and "Potential Fluctuations in Operating Results" as well as those noted in the section entitled "Certain Factors Affecting Business, Operating Results and Financial Condition" in Pixar's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K"). Particular attention should be paid to the cautionary language in the section in the Form 10-K entitled "Certain Factors Affecting Business, Operating Results and Financial Condition -- Anticipated Decline in Operating Results in 1997 and Net Losses in 1998," "-- Dependence on Toy Story, Bugs and Toy Story Video Sequel," "--Liquidity Risks," "--Scheduled Concurrent Release of Films; Management of Growth" and "-- Risks Associated With Co-Production Agreement." Unless required by law, Pixar undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

         Pixar was formed in 1986 when Steve Jobs purchased the computer division of LucasFilm and incorporated it as a separate company. Until 1996, Pixar generated its recurring revenue primarily from the license of RenderMan software, software development contracts and fees for animated television commercials. Financial information relating to business segments is set forth in
Note 10 of Notes to Financial Statements. In 1991, Pixar entered into the Feature Film Agreement with Walt Disney Pictures, a wholly owned subsidiary of The Walt Disney Company (together with its subsidiaries and affiliates collectively referred to herein as "Disney"), for the development and production of up to three animated feature films to be marketed and distributed by Disney. As a result, in 1992, Pixar began to place more emphasis on products sold for their content, especially feature films, and the continued development of its proprietary software. At the same time, Pixar reduced emphasis on the commercialization of software and contract development work. Pixar has implemented this shift in focus over the last four years. In accordance with this shift in focus, Pixar adopted a new business model pursuant to which it will develop and produce new animated feature films and related products, such as theatrical sequels, made-for-home video sequels, merchandise and soundtracks.

         Adoption of this new business model did not materially impact Pixar's results of operations and financial condition until 1996, when Pixar first recognized film revenue and cost of film revenue attributable to Pixar's first animated feature film, Toy Story, which was released in November 1995, and first recognized CD-ROM revenue and associated costs from the release in 1996 of two CD-ROM products related to Toy Story. Pixar's share of revenues and expenses from Toy Story were governed by the terms of the Feature Film Agreement, and Pixar's share of expenses and revenue from the two Toy Story CD-ROM products were governed by a separate CD-ROM production and distribution agreement that Pixar and Disney entered into in August 1995 (the "CD-ROM Agreement"). Those agreements have been largely superseded by the Co-Production Agreement entered into in February 1997, as described below, except with respect to treatment of existing films and products developed pursuant to those agreements, such as the Toy Story home video. Accordingly, Pixar believes that the results of its operations for 1995 and prior years, during which time Pixar recognized no revenue from animated feature films or related products, are not meaningful indicators of future performance. Further, Pixar believes that its results of operations for 1996, during which time revenue and costs attributable to feature films and CD-ROM products were governed by the terms of the Feature Film Agreement and the CD-ROM Agreement, are also not meaningful indicators of future performance, although they are more meaningful than results of operations for 1995 and prior years. See "Anticipated Decline in Operating Results in 1997 and Net Losses in 1998."

NEW AGREEMENT WITH DISNEY

         On February 24, 1997 Pixar and Walt Disney Pictures and Television, a wholly-owned subsidiary of Disney, entered into the Co-Production Agreement ("Co-Production Agreement") pursuant to which Pixar, on an exclusive basis, will produce five computer animated feature-length theatrical motion pictures (the "Pictures") for distribution by Disney over approximately the next ten years. Pixar and Disney will co-finance the production costs of the Pictures, co-own the Pictures (with Disney having exclusive distribution and exploitation rights), co-brand the Pictures and share equally in the profits of each Picture and any related merchandise and other ancillary products, after recovery of all marketing and distribution costs (which will be financed by Disney), a distribution fee paid to Disney and any other fees or costs, including any participations provided to talent and the like. The Co-Production Agreement generally provides that Pixar will produce each Picture and that Disney will control all decisions relating to marketing, promotion, publicity, advertising and distribution of each Picture. Disney and Pixar have agreed that the first Picture under the Co-Production Agreement is the Picture with the working title "Bugs." The Co-Production Agreement also contemplates that with respect to theatrical sequels, made-for-home video sequels, television productions, interactive media products and other derivative works related to the Pictures, Pixar will have the opportunity to co-finance and produce such products or to earn passive royalties on such products. Disney and Pixar have announced their intention to produce a made-for-home video sequel to Toy Story (the "Toy Story Video Sequel"), and Pixar has already begun work on the production under the terms of the Co-Production Agreement. Pixar will not share in any theme park revenues generated as a result of the Pictures. See Note 11 of Notes to Financial Statements.

         In addition to entering into the Co-Production Agreement, Pixar agreed to sell, and Disney agreed to purchase for cash, 1,000,000 shares of Pixar Common Stock which Disney has agreed to hold for at least three years. Pixar also granted two warrants, each exercisable for five years, to Disney: one warrant to purchase 750,000 shares of Common Stock at an exercise price of $20.00 per share and another warrant to purchase 750,000 shares of Common Stock at an exercise price of $25.00 per share. Pixar granted certain registration rights for the shares issuable upon exercise of the warrants. This transaction was consummated in late March 1997 and Pixar received gross proceeds of $15.0 million.

RESULTS OF OPERATIONS

         A number of factors may lead to a substantial decline in Pixar's operating results in 1997 and net losses in 1998. See "Anticipated Decline in Operating Results in 1997 and Net Losses in 1998."

     Revenues

         In the year ended December 31, 1996, Pixar derived revenue from its first animated feature film, Toy Story, from its first two CD-ROM products related to Toy Story, from software licenses, from the license of certain patents and from fees for animated television commercials and other animation services. Revenue from feature films is recognized upon receipt of compensation from Disney. Revenue from CD-ROM products is recognized upon shipment in the form of a royalty from Disney after a minimum number of units have been sold. All payments to Pixar from Disney for development and production of both Toy Story and the Toy Story CD-ROM products under the Feature Film Agreement and the CD-ROM Agreement, respectively, have been recorded as cost reimbursements. Accordingly, no revenues have been recognized for such reimbursements; rather, Pixar has netted the reimbursements against the related costs. These reimbursed costs for the years ended December 31, 1994, 1995 and 1996 are set forth in Note 4 of Notes to Financial Statements. Software license revenue is recognized upon shipment if there are no significant vendor obligations. Revenue from patent licensing is recognized upon release of the rights to the technology. See Note 1 of Notes to Financial Statements. Television commercial and other animation services revenues are recognized on the percentage-of-completion method of accounting. Prior to 1996, Pixar also derived revenue from software development contracts for which revenues were recognized on the percentage-of-completion method of accounting.

         Total revenues increased from $5.6 million in 1994 to $12.1 million in 1995 and to $38.2 million in 1996. Total revenues increased from 1994 to 1995 primarily as a result of patent licensing revenues of $6.5 million recognized in the second quarter of 1995. Total revenues increased from 1995 to 1996 primarily as a result of revenues received attributable to Toy Story and the two related CD-ROM products.

         Software revenues include software license revenue, principally from RenderMan, royalties received from the 1996 release of Pixar's first two CD-ROM products, The Toy Story Animated Storybook and The Toy Story Activity Center, and, prior to 1996, software development contract revenues. Software revenue decreased from $3.3 million in 1994 to $3.1 million in 1995 and increased to $6.3 million in 1996. Software revenues decreased from 1994 to 1995 as an increase in software license revenue was more than offset by a decline in revenue from software development contracts. Software revenues increased from 1995 to 1996 due primarily to first time CD-ROM royalty revenues of $3.0 million and, to a lesser extent, an increase in RenderMan software license revenue. Due to Pixar's focus on content creation for animated feature films and related products, Pixar continues to expect that revenue derived from software licenses may decline. In addition, in 1995, Pixar completed work under all of the software development contracts that generated revenues in 1994 and 1995. No further development contract revenue was generated in 1996, and Pixar does not expect to pursue future software development work for third parties, nor to generate future revenues in this area.

        After the Co-Production Agreement was executed on February 24, 1997, Pixar began evaluating the merits of staying in the business of producing CD-ROM products and comparing those opportunities with opportunities in film and other potential projects under the Co-Production Agreement. Management determined that, despite the fact that Pixar's first CD-ROM titles were successful on relative terms, the resources currently devoted to its interactive products division would be better allocated to other projects arising from the Co-Production Agreement which Pixar believes have greater potential than CD-ROM titles, such as theatrical films, home video sequels and short animation projects. Moreover, the CD-ROM and interactive product market is not growing as fast as expected, the production costs of such products are increasing and one project under negotiation with a third party was canceled. For these reasons, Pixar determined in the last week of March 1997 to discontinue its business of producing CD-ROM and other interactive products and redirect the approximately 60 employees in this division to film and related projects within Pixar. This decision is expected to have a material adverse impact on Pixar's results of operations in 1997.

         Animation services revenues include revenue generated from short projects related to Pixar's films, animated television commercials and other short animated productions. Fees for animation services, which are fixed in advance, depend on the relative complexity and length of each production and may also depend on the market and other competitive conditions. Animation services revenues increased from $2.3 million in 1994 to $2.5 million in 1995 and to $3.9 million in 1996. The increase in revenue from 1994 to 1995 was due to an increase in the average fee charged due to the increased complexity of the commercials produced, which more than offset the decrease in the number of television commercials produced due to increased emphasis on content creation for feature films. The increase in revenue from 1995 to 1996 was due to $2.4 million in fees from Disney for a series of televised animation short productions related to Toy Story. During 1996, Pixar announced plans to substantially discontinue its production of animated television commercials for third parties after fulfilling its current commitments and to redirect the talent in its television commercial group to animated feature films and related products. Pixar continues to expect some ongoing activity in the animation services area primarily due to projects related to Pixar's films. Pixar may even devote more resources to the animation services group as a result of potential opportunities arising from the Co-Production Agreement.

         Toy Story was not released until November 1995, and accordingly, there were no film revenues in 1994 or 1995. Under the Feature Film Agreement, film revenues of $18.8 million were recognized in 1996, representing Pixar's share of both the domestic and international theatrical releases of Toy Story and related products. The Toy Story home video was released in October 1996 and, due to the one quarter delay between the time Disney receives Toy Story revenues and the time Disney pays Pixar its portion of these revenues, Pixar's share of Toy Story home video revenues will not begin to be received until the first quarter of 1997. The amount of compensation payable to Pixar from the Toy Story home video is governed by the prior Feature Film Agreement, pursuant to which Pixar's compensation rate for home videos is less than it was for theatrical exhibitions of Toy Story. Since the Toy Story home video is the last major release for Toy Story, and since Pixar's next feature film is not targeted for release until the fourth quarter of 1998 at the earliest, Pixar's revenues and earnings will likely decrease in 1997 and 1998 as compared to 1996. Moreover, unless the Toy Story Video Sequel is released in the first half of 1998 and achieves extraordinary success on relative terms, Pixar will incur a net loss in 1998.

         Patent license revenues of $6.5 million in the year ended December 31, 1995 were attributable to a patent license with Microsoft. Prior to 1995, there were no patent license revenues. Patent license revenues of $9.1 million in the year ended December 31, 1996 were attributable to a patent license with Silicon Graphics whereby Pixar granted to Silicon

Graphics and its subsidiaries a non-exclusive license to use certain of Pixar's patents covering techniques for creating computer-generated photorealistic images. Under the agreement, Silicon Graphics agreed to pay Pixar total compensation of $11 million, $6 million in cash and $5 million in the form of credits to purchase hardware and software from Silicon Graphics. In 1996, Pixar recognized revenue of $9.1 million, which included $6.0 million received in cash in March 1996 and $3.1 million representing that portion of the $5.0 million in hardware and software credits actually used in 1996. The remaining $1.9 million will be recognized as revenue in future periods as hardware and software credits are used. Pixar does not expect that patent license revenues will be generated on an on-going basis. See Note 5 of Notes to Financial Statements.

         In the year ended December 31, 1995, Microsoft accounted for 54% of Pixar's total revenues, attributable to a one-time patent license. In the year ended December 31, 1996, Disney accounted for 65% of Pixar's total revenues, attributable to revenue generated from Toy Story, two related CD-ROM games, short animated television productions based on Toy Story, and, to a lesser degree, software license sales. Also in 1996, Silicon Graphics accounted for 24% of total revenues, attributable to a one-time patent license. Due to the continuation of film-related revenues generated by Toy Story, Disney is expected to continue to represent greater than 10% of revenues in 1997. For information regarding Pixar's 10% customers in 1994, see Note 10 of Notes to Financial Statements.

     Cost of Revenues

         Cost of software revenues consists of the direct cost and manufacturing overhead required to reproduce and package Pixar's software products and, prior to 1996, the cost of salaries and overhead associated with the software development contracts. Because costs of development and production of the first two CD-ROM products were paid by Disney pursuant to the CD-ROM Agreement, there were no costs of revenue associated with CD-ROM royalty revenue. All payments to Pixar from Disney for Pixar's efforts in the development and production of CD-ROM products were recorded as cost reimbursements and were netted against the related costs. Cost of software revenues as a percentage of the related revenues decreased from 35% in 1994 to 16% in 1995 and to 2% in 1996 due to a substantial reduction in revenue in each year from low margin software development contracts, to increased sales of the RenderMan ToolKit in each year, which carries a higher gross margin than other software products, and, in 1996, to $3.0 million in CD-ROM revenue which carries no related cost. Cost of software revenues includes no amortization of capitalized software development expenses.

         Cost of animation services revenues consists of production costs, which include salaries, benefits and facility expenses and department overhead costs. Cost of animation services revenues as a percentage of the related revenues decreased from 87% in 1994 to 76% in 1995 primarily due to increased efficiencies in the production of commercials and to slightly higher fees charged. Cost of animation services revenues as a percentage of the related revenues increased slightly to 77% in 1996 due to higher costs associated with increased complexity and reduced prices for television commercials attributable to competitive pressures, largely offset by the higher margins earned on a series of animated short projects related to Toy Story.

         Toy Story was released in November 1995, and accordingly, there was neither film revenue nor cost of film revenues in 1994 or 1995. In 1996, cost of film revenues was $1.6 million, or 8% of film revenues, consisting of the amortized portion of Pixar's share of unreimbursed amounts incurred to produce Toy Story. See "Capitalized Film Production Costs." Film production costs are amortized under the individual film forecast method.

         Under the Feature Film Agreement, with the exception of overbudget amounts discussed above, all payments to Pixar from Disney for Pixar's efforts in the development and production of feature films were recorded as cost reimbursements and were netted against the related costs. However, under the terms of the Co-Production Agreement, in which Pixar co-finances each film production, amortized film production costs for future feature films will be significantly higher, and gross profit margins on future film projects, if any, will be substantially lower than those achieved on Toy Story.

         There are no costs of revenues associated with technology licensing revenues.

     Operating Expenses

         Pixar's total operating expenses increased in each of 1994, 1995 and 1996, and Pixar intends to continue to increase operating expenses in a number of areas. With respect to general expense growth, as a result of intense competition for animators, creative personnel and technical directors, Pixar has had to pay higher salaries to attract new creative and technical personnel. Pixar expects compensation for such personnel to continue to increase substantially. In the year ended December 31, 1996, Pixar funded greater levels of research and development, expanded its administrative staff and facilities, expanded other operations, and incurred significant costs related to being a public company. Pixar expects continued growth in operating expenses in each of these areas. To the extent that such expenditures are not capitalized by Pixar nor allocated to, and paid for by, Disney, and precede or are not subsequently followed by an increase in revenues, Pixar's business, operating results and financial condition will be materially adversely affected.

         In 1995, Pixar recorded deferred compensation of $3.7 million for the difference between the grant price and the deemed fair value of Pixar's Common Stock for 9,823,900 shares subject to options granted during 1995. Amortization of deferred compensation of $1.4 million was recorded in the year ended December 31, 1995 -- $292,000 was capitalized to film production costs and $1.1 million was charged to expense -- based upon the vesting of the underlying options. In 1996, amortization of deferred compensation of $1.2 million was recorded -- $44,000 was capitalized to film production costs and the balance was charged to expense. See "--Capitalized Film Production Costs." The remaining deferred compensation expense will be amortized primarily to operating expense over the related 48-month vesting period of the options and will therefore continue to have a material adverse effect on Pixar's results of operations. See Note 8 of Notes to Financial Statements.

         Research and Development. Research and development expenses consist primarily of salaries and support for personnel conducting research and development for the RenderMan product, for Pixar's proprietary Marionette and Ringmaster software, and for Pixar's interactive products. Research and development expenses increased from $2.3 million in 1994 to $4.1 million in 1995 and to $7.0 million in 1996. Research and development expenses increased in each of 1995 and 1996 as compared to the prior year due to an increase in personnel responsible for the development of interactive titles and tools, and due to development of improvements and upgrades for Pixar's Marionette, Ringmaster and RenderMan software systems. Additional charges of $305,000 and $472,000 were taken in 1995 and 1996, respectively, to amortize the costs of deferred compensation in connection with stock option grants. To date, all research and development costs not reimbursed by Disney have been expensed as incurred. Pixar expects research and development expenses to further increase.

         Sales and Marketing. Sales and marketing expenses consist primarily of salaries and overhead and public relations, advertising, technical support and trade show costs required to support the software segment. Sales and marketing expenses decreased from $2.2 million in 1994 to $1.6 million in 1995 due to a reduction in salaries and advertising costs as Pixar focused on content creation, primarily for animated feature films. Sales and marketing expenses increased to $1.8 million in 1996 primarily as a result of the success of Toy Story and as a result of becoming a public company, both of which caused increases in public relations and corporate marketing costs. Pixar believes that sales and marketing expenses may increase in absolute dollars in future periods, particularly in the areas of corporate marketing and public relations.

         General and Administrative. General and administrative expenses consist primarily of salaries of management and administrative personnel, insurance costs and professional fees. Under the Feature Film Agreement, all or a portion of the salaries of certain of Pixar's executives and other general and administrative personnel were charged as film production costs and were reimbursed by Disney and were therefore not included in general and administrative expenses. General and administrative expenses increased from $831,000 in 1994 to $3.0 million in 1995 and to $5.6 million in 1996. The increase in general and administrative expenses from 1994 through 1996 was primarily due to the amortization of deferred compensation expense recorded in connection with stock option grants, increased staffing, increased professional fees associated with the protection of intellectual property, and increased costs and fees associated with being a public company. Charges of $788,000 and $658,000 were taken in 1995 and 1996, respectively, to amortize the costs of deferred compensation in connection with stock option grants. Pixar expects general and administrative expenses to further increase in absolute dollars in future periods as Pixar incurs additional costs related to being a public company and expands its administrative staff and facilities.

     Other Income, Net

         Other income, net was $466,000 in 1994, $716,000 in 1995 and $8.0 million in 1996. Other expense in each of 1994 and 1995 was primarily attributable to net interest expense consisting primarily of interest accrued on a promissory note issued by Pixar to its majority shareholder. In 1994, net interest expense was more than offset by other income of $584,000 recognized as gain on the sale of equity securities. In 1995, net interest expense was more than offset by net other income consisting primarily of interest income from investments, amounts received pursuant to settlement of an intellectual property rights dispute and additional gain on the sale of equity securities. Other income in 1996 consisted primarily of interest income from investments made with the net proceeds from Pixar's initial public offering of Common Stock.

     Income Taxes

         Pixar elected S corporation status for federal income tax purposes as of January 1, 1992, whereby income was taxed to its individual shareholder. Accordingly, income tax expense in 1994 related only to the State of California's minimum franchise tax expense. At the end of April 1995, Pixar became a C corporation. Income tax expense for the year ended December 31, 1995 represented federal and state alternative minimum taxes (after utilization of net operating loss carryforwards) on the earnings of Pixar following termination of its S corporation status.

         Income tax expense for the year ended December 31, 1996 consisted primarily of state income taxes and federal alternative minimum tax. Income taxes increased in 1996 due to increased earnings and to full utilization of state net operating loss carryforwards. As of December 31, 1996, Pixar had net operating loss carryforwards from pre-S corporation years of approximately $23.0 million for federal income tax purposes. See Notes 1 and 7 of Notes to Financial Statements.

ANTICIPATED DECLINE IN OPERATING RESULTS IN 1997 AND NET LOSSES IN 1998

         A number of factors are expected to lead to a substantial decline in Pixar's operating results in 1997 and net losses in 1998, as discussed more fully below.

     End of Toy Story Revenues

         Pixar has already recognized the vast majority of the revenue it expects to receive from the domestic and international theatrical releases of Toy Story and expects substantially all of the revenue from the home video of Toy Story to be recognized in the first two quarters of 1997. Under the terms of the Feature Film Agreement, which stills governs the compensation payable to Pixar from the home video of Toy Story, Pixar is compensated for the home video to a lesser extent than it was with respect to the theatrical release of Toy Story. Pixar does not expect to recognize significant revenue from the Toy Story home video in the third or fourth quarters of 1997 or in any quarter in 1998. Pixar also expects limited revenue from the Toy Story CD-ROM products in 1997 and little or no revenue from such products in 1998.

     Reduced CD-ROM Revenue

        Pixar also expects to recognize less CD-ROM revenue in 1997 and 1998 than was previously anticipated. Although its first two CD-ROM products were successful on relative terms, Pixar determined in the last week of March 1997 to discontinue its business of producing CD-ROM and other interactive products in favor of other opportunities arising, in part, as a result of entering into the Co-Production Agreement. This decision is expected to have a material adverse impact on Pixar's operating results in 1997 and 1998. Pixar will not recognize any CD-ROM or other interactive product revenue in 1997 or 1998, other than revenue attributable to the two Toy Story CD-ROM products, and may incur carrying costs associated with the approximately 60 employees currently assigned to the interactive products division. Pixar does, however, expect to be able to reassign most of these employees to Picture productions and other departments within Pixar.

     Timing of Bugs and Toy Story Video Sequel Releases

         Bugs is not expected to be released until the end of 1998 at the earliest, and revenue attributable to Bugs is not expected to be recognized until after all costs have been recovered. Recovery of all costs depends on many factors and may not occur until six to twelve months after its release at the earliest, ensuring that Pixar will not recognize any revenue from

Bugs until the second half of 1999 at the earliest. The Toy Story Video Sequel is currently targeted for release in the second half of 1998, but its release date could change for a number of reasons. First, Pixar may be unable, for technical or other reasons, to complete the production of the Toy Story Video Sequel in time for its scheduled release in the second half of 1998. Second, even if completed, Disney and Pixar may choose to delay release of the Toy Story Video Sequel until the 1998 holiday season or thereafter. Depending on the timing of receipt of revenues by Disney, Pixar may not recognize revenue from the Toy Story Video Sequel until three to six months after its release at the earliest, meaning that if the Toy Story Video Sequel were released in late 1998 or thereafter, Pixar would not recognize any revenue from the Toy Story Video Sequel until 1999 at the earliest. Third, it is possible that the Toy Story Video Sequel could be released to the theaters instead of as a made-for-home video. In such event, Pixar would not expect to recognize any revenue until six to twelve months after the theatrical release, with the result that Pixar would not recognize any revenue from such film until 1999, even if released to the theaters in the second half of 1998.

     Possible Decline in Sales of RenderMan Due to Shift in Focus

         As a result of Pixar's reduced emphasis on the commercialization of software in favor of products sold for their content, Pixar expects to dedicate less time and resources to distributing and marketing RenderMan than it has in the past, particularly shrink-wrapped versions of RenderMan, and further expects that sales of RenderMan may decline.

     Increase in Operating Expenses

         In 1996, Pixar significantly increased its operating expenses, and Pixar plans to continue to increase its operating expenses to fund greater levels of research and development and to expand operations. Specifically, Pixar expects operating expenses to increase significantly due to continued investment in proprietary software systems, increased compensation costs as a result of intense competition for animators, creative personnel and technical directors and increased costs associated with the expansion of its facilities. Accordingly, Pixar anticipates significant increases in operating expenses in each of 1997 and 1998. Finally, Pixar expects its tax rate to increase in 1997 and future years as the result of utilization of net operating losses in 1996.

     Impact on Operating Results

         As a result of the above factors, the only substantial revenue expected to be recognized in 1997 will be from the Toy Story home video, and substantially all of that will be recognized in the first and second quarters. Further, unless the Toy Story Video Sequel is released early in the second half of 1998 and is an extraordinary success on relative terms, Pixar will not recognize substantial revenue in 1998. At the same time, Pixar's operating expenses may increase in 1997 and 1998, even after giving effect to capitalization of film production costs and allocation of certain operating expenses to Disney under the Co-Production Agreement. Therefore, Pixar expects revenue and operating results in the third and fourth quarters of 1997 to decline substantially from the first and second quarters of 1997 and from the same quarters of 1996. It is possible that Pixar would even incur operating and net losses in each of the last two quarters of 1997. Pixar also expects to incur operating and net losses in each of the first three quarters of 1998 and, unless the Toy Story Video Sequel is released early in the second half of 1998, the fourth quarter of 1998 and for the year ending December 31, 1998.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

         In addition to the factors set forth above, Pixar expects to generally experience significant fluctuations in its future annual and quarterly operating results caused by a variety of factors. Pixar expects that its annual and quarterly operating results, particularly its revenue, will fluctuate due to factors such as the timing of the domestic and international releases of the animated feature films, the success of the animated feature films (which can fluctuate significantly from film to film), the timing of the release of related products into their respective markets, the demand for the related products (which is often a function of the success of the related animated feature film), film production costs, Disney's costs to distribute and promote the feature films and related products, Disney's success at marketing the films and related products, the timing of receipt of proceeds from the animated feature films and related products by Disney, the timing of revenue recognition under the Co-Production Agreement, the Feature Film Agreement or the CD-ROM Agreement, as the case may be, the introduction of new feature films or products by Pixar's competitors, and general economic conditions. In particular, since Pixar's revenue under the

Co-Production Agreement is directly related to the success of a feature film, Pixar's operating results are likely to fluctuate depending on the level of success of its animated feature films and related products. The revenues derived from the production and distribution of an animated feature film depend primarily on the film's acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production or distribution costs incurred. The commercial success of a motion picture also depends upon promotion and marketing, production costs and other factors. Further, the theatrical success of a feature film can be a significant factor in determining the amount of revenues generated from the sale of the related products.

         Moreover, Pixar's operating expenses will be extremely difficult to forecast. The direct costs of film production are budgeted in agreement with Disney and shared equally. Pixar's share of these direct costs of film production are capitalized by Pixar in accordance with Statement of Financial Accounting Standards ("SFAS") No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films." A substantial portion of all of Pixar's other costs are incurred for the benefit of feature films ("Pixar's Overhead"), including research and development expenses and general and administrative expenses. Portions of Pixar's Overhead are included in the budgets for the Pictures and will be shared equally with Disney under the Co-Production Agreement. The remaining portion of Pixar's Overhead is either capitalized as film production costs, if required under SFAS No. 53, or charged to operating expense in the period incurred. Because a substantial portion of Pixar's Overhead is allocated to the Pictures and reimbursed by Disney and other amounts are capitalized by Pixar in accordance with SFAS No. 53, Pixar's future reported operating expenses will not reflect the true level of spending on the production of animated feature films, related products and overhead.

         Pixar has a valuation allowance as of December 31, 1996 which fully offsets its gross deferred tax assets due to Pixar's historical losses and the fact that there is no guarantee Pixar will generate sufficient taxable income in the future to be able to realize any or all of its deferred tax assets. As a result, Pixar may not be able to realize a benefit in the future from its net operating loss carryforwards, nor may it be able to recognize the tax benefits of net operating losses to be generated in the future.

         As a result of all of the foregoing, Pixar believes that period-to-period comparisons of its results of operations are not necessarily meaningful, and its annual and quarterly results of operations should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it is likely that in some future period Pixar's operating results will be below the expectations of public market analysts and investors. In such event, the price of Pixar's Common Stock would likely be materially adversely affected.

CAPITALIZED FILM PRODUCTION COSTS

         Although Disney funded the entire production of Toy Story, Pixar contractually guaranteed certain of the film budget overages and is liable to Disney for these amounts under the original Feature Film Agreement. Because these are "production costs" under SFAS No. 53, the costs were capitalized and amortized against future film revenue. As of December 31, 1995, Pixar had approximately $3.6 million of capitalized film production costs, $3.3 million of which represents the overage liability to Disney. During 1996, Pixar's overage liability was reduced by $1.0 million as a result of budget savings and the balance of $2.3 million owed to Disney was satisfied through a deduction from the amount due from Disney to Pixar for Pixar's compensation, which is based on Toy Story revenues. Pixar is entitled to recover any overages that it has funded, either directly or through its compensation under the original Feature Film Agreement, if Toy Story meets certain predefined criteria.

         During 1996, $1.6 million of Toy Story film production costs were amortized against film revenues. As of December 31, 1996, Pixar had $3.0 million in capitalized film production costs, $1.5 million of which represents remaining film production costs related to Toy Story. The balance represents costs relating to Pixar's second and third theatrical film productions and Pixar's first sequel production based on Toy Story. See Notes 1 and 4 of Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

         Until 1995, Pixar financed its operations primarily through financial support from its majority shareholder in the form of capital infusions and promissory notes. In December 1995, Pixar completed the initial public offering of its Common Stock, which resulted in net proceeds of approximately $139.7 million from the sale of 6,900,000 shares of Common Stock. Cash and short-term investments increased to $161.0 million at December 31, 1996 from $144.3 million at December 31, 1995 due primarily to net income of $25.3 million in 1996.

         Net cash used in operating activities in 1994 was primarily attributable to a net loss. Net cash provided by operating activities in 1995 was primarily attributable to net income resulting from patent licensing revenue of $6.5 million and an increase in accrued liabilities, somewhat offset by growth in other receivables. Net cash provided by operating activities in 1996 was primarily attributable to net income resulting from film and CD-ROM revenues related to Toy Story which generated $20.3 million in cash and from the cash portion of patent licensing revenue totaling $6.0 million. Net cash used in investing activities in 1994 was due primarily to the purchase of property and equipment, largely offset by the proceeds from sale of equity securities in an unrelated company. See Note 2 of Notes to Financial Statements. Net cash used in investing activities in 1995 and 1996 was due primarily to investments in short-term securities. Cash flows provided by financing activities in 1994 were attributable to a capital infusion from Pixar's majority shareholder. Cash flows provided by financing activities 1995 were primarily attributable to the net proceeds of approximately $139.7 million from Pixar's initial public offering of Common Stock. Net cash used in financing activities in 1996 was due primarily to the repayment of the note payable to the majority shareholder. See Note 6 of Notes to Financial Statements.

         As of February 24, 1997, Pixar's capital commitments primarily consisted of obligations to fund production costs of films and derivative products under the new Co-Production Agreement, obligations to pay portions of any revenue derived from each feature film produced under the Co-Production Agreement to its entertainment law firm in consideration for services rendered, obligations under operating leases and commitments to purchase certain computer equipment. Excluding costs related to the possible new studio facility discussed below, Pixar expects 1997 cash expenditures for capital equipment to be approximately $4.0 million. This will consist primarily of computer equipment, tenant improvements and furniture, some of which are more fully described below.

         Film Production Costs Under Co-Production Agreement. Under the Co-Production Agreement, Pixar's share of costs required to fund several films in various stages of production is expected to total approximately $33 million in 1997, which will directly impact working capital. Because Disney has already funded the costs incurred to date on these productions under the terms of the prior Feature Film Agreement, a significant portion of Pixar's 1997 production spending will represent reimbursement to Disney of Pixar's share of these film production costs already funded by Disney.

         Facilities Expansion. In 1996, Pixar entered into two new lease agreements to expand the total square footage of its existing corporate headquarters by approximately 72,000 square feet. The first lease agreement, for approximately 26,000 square feet, resulted in additional cash commitments for lease payments of approximately $540,000 per year beginning August 1996 and continuing through July 1999. Tenant improvements and capital equipment purchases related to that expansion totaled approximately $800,000 during 1996. The second lease agreement, for approximately 46,000 additional square feet, will begin during the second quarter of 1997 and result in additional cash commitments for lease payments of $846,000 per year for four years, with an option to terminate the lease after 30 months. Tenant improvements and capital equipment purchases related to this expansion are expected to total approximately $1.0 million during 1997.

         Also in 1996, Pixar paid a $150,000 refundable deposit on the purchase of land to build a new studio facility. In January 1997, Pixar paid an additional deposit of $150,000. At that time, the entire deposit of $300,000 became nonrefundable and will be applied to the purchase price of the property should Pixar elect to purchase the property. If Pixar purchases the property and builds a new studio facility, which it currently intends to do, Pixar currently expects to incur capital expenditures of more than $10 million in 1997 and more than $12 million in 1998. Pixar may choose to use its existing cash resources for such expenditures or to finance such capital expenditures through the issuance of additional equity or debt securities, by obtaining a credit facility or by some other financing mechanism. If Pixar does not choose to purchase the property and build a new facility, Pixar would need to write-off more than $900,000 of capitalized expenses associated with site development and engineering and architectural plans related to the new building, and would incur an additional $300,000 charge related to Pixar's share of the site preparation.

         Computer Equipment. In October 1996, Pixar entered into agreements to purchase certain computer and network equipment from several vendors to be used on the second film and other projects, requiring cash commitments of approximately $3.0 million for the year ending December 31, 1997. A portion of these costs will be reimbursed by Disney. Additional equipment will be purchased from other sources, including equipment purchased in the form of credits in conjunction with the patent licensing agreement with Silicon Graphics.

         As of December 31, 1996, Pixar's principal source of liquidity was approximately $161.0 million in cash and short-term investments. In March 1997, Pixar received $15.0 million, before deduction of expenses, from Disney in connection with the sale of 1,000,000 shares of Pixar Common Stock and the issuance of two warrants to purchase an aggregate of 1,500,000 shares of Common Stock.

         Pursuant to the Co-Production Agreement, Pixar will co-finance the next five animated feature films which it produces, including Bugs and the second theatrical film being developed under the Co-Production Agreement (the "Second Theatrical Film"), and will also co-finance the Toy Story Video Sequel. In the future, Pixar may co-finance other derivative works such as theatrical sequels, interactive products and television productions. As Pixar does not expect to generate substantial, if any, cash from operations in 1997 and 1998, the production costs of Bugs, the Second Theatrical Film and the Toy Story Video Sequel are expected to have a material adverse impact on Pixar's cash and short-term investment balances. Pixar believes that available funds will be sufficient to meet its anticipated cash needs for working capital and capital expenditures, including the production costs of Bugs, the Second Theatrical Film and the Toy Story Video Sequel, until Pixar begins receiving cash from the release of these films (which is generally not expected to occur until 1999). However, even if these films generate cash, unless each is a success such that Pixar recovers on a timely basis its share of the production costs, as well as other operating expenses and capital expenditures, Pixar will be required to seek financing for its ongoing commitments under the Co-Production Agreement and any other requirements of its operations. Pixar may also seek additional financing in connection with the expansion of its facilities. The sale of additional equity or convertible debt securities would result in additional dilution to Pixar's shareholders. Moreover, there can be no assurance that Pixar will be successful in obtaining future financing, or even if such financing is available, that it will be obtained on terms favorable to Pixar or on terms providing Pixar with sufficient funds to meet its obligations and objectives. The failure to obtain such financing would have a material adverse effect on Pixar's business, operating results and financial condition.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Pixar:

         We have audited the accompanying balance sheets of Pixar as of December 31, 1995 and 1996, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of Pixar's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pixar as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                      KPMG PEAT MARWICK LLP

Palo Alto, California
January 31, 1997, except as to Note 11,
which is as of March 25, 1997

                    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                      PIXAR
                                 BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                        December 31,
                                                                                                    1995              1996
                                                                                                 ---------         ---------
                                     ASSETS
   Current assets:
      Cash and cash equivalents                                                                  $  97,286         $  44,648
      Short-term investments                                                                        47,002           116,321
      Trade accounts receivable, net of allowance for returns and doubtful accounts
        of $256 and $259 in 1995 and 1996, respectively                                                784               929
      Other receivables                                                                              1,969             5,390
      Prepaid expenses and other current assets                                                        309               982
      Capitalized film production costs                                                              1,446             1,372
                                                                                                 ---------         ---------

         Total current assets                                                                      148,796           169,642

   Property and equipment, net                                                                       1,552             4,655
   Capitalized film production costs, net of current portion                                         2,170             1,578
   Other assets                                                                                        497             1,588
                                                                                                 ---------         ---------

         Total assets                                                                            $ 153,015         $ 177,463
                                                                                                 =========         =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
      Accounts payable                                                                           $     742         $   1,060
      Note payable to the majority shareholder and accrued interest                                  2,373                --
      Film production costs payable                                                                  3,324                --
      Accrued liabilities                                                                            3,400             5,262
      Unearned revenue                                                                                 269               337
                                                                                                 ---------         ---------

         Total current liabilities                                                                  10,108             6,659
                                                                                                 ---------         ---------

   Commitments

   Shareholders' equity:
      Preferred stock; no par value; 5,000,000 shares authorized; no
       shares issued and outstanding                                                                    --                --
      Common stock; no par value; 100,000,000 shares authorized; 38,286,500 and 39,413,102
       shares issued and outstanding as of December 31, 1995 and 1996, respectively                185,845           187,308
      Unrealized gain (loss) on investments                                                             49               (48)
      Deferred compensation                                                                         (2,261)           (1,049)
      Accumulated deficit                                                                          (40,726)          (15,407)
                                                                                                 ---------         ---------
         Total shareholders' equity                                                                142,907           170,804
                                                                                                 ---------         ---------

         Total liabilities and shareholders' equity                                              $ 153,015         $ 177,463
                                                                                                 =========         =========


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                      PIXAR
                            STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 Year Ended December 31,
                                                          1994             1995          1996
                                                        --------         -------        -------
Revenues:
    Software                                            $  3,323         $ 3,144        $ 6,306
    Animation services                                     2,267           2,469          3,947
    Film                                                      --              --         18,847
    Patent licensing                                          --           6,500          9,127
                                                        --------         -------        -------

         Total revenues                                    5,590          12,113         38,227
                                                        --------         -------        -------

Cost of revenues:
    Software                                               1,164             513            113
    Animation services                                     1,964           1,873          3,039
    Film                                                      --              --          1,551
                                                        --------         -------        -------

         Total cost of revenues                            3,128           2,386          4,703
                                                        --------         -------        -------

         Gross margin                                      2,462           9,727         33,524
                                                        --------         -------        -------

Operating expenses:
    Research and development                               2,288           4,065          6,985
    Sales and marketing                                    2,180           1,588          1,768
    General and administrative                               831           3,043          5,577
                                                        --------         -------        -------

         Total operating expenses                          5,299           8,696         14,330
                                                        --------         -------        -------

         Income (loss) from operations                    (2,837)          1,031         19,194


Other income, net                                            466             716          8,031
                                                        --------         -------        -------

Income (loss) before income taxes                         (2,371)          1,747         27,225

Income tax expense                                             1             120          1,906
                                                        --------         -------        -------

         Net income (loss)                              $ (2,372)        $ 1,627        $25,319
                                                        ========         =======        =======

Net income (loss) per share (see Note 1)                $  (0.06)        $  0.04        $  0.54
                                                        ========         =======        =======

Shares used in computing net income (loss) share
    per share                                             39,669          40,350         46,989
                                                        ========         =======        =======


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                     PIXAR
                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)


                                                                                                                  Total
                                                                          Unrealized                              Share-
                                Preferred Stock         Common Stock      Gain (Loss)  Deferred      Accum-      holders'
                               ------------------   --------------------  on Invest-    Compen-      ulated       Equity
                                Shares    Amount     Shares     Amount       ments      sation       Deficit     (Deficit)
                               --------  --------   --------  ----------   --------   ----------     -------  --------------
Balances, December 31, 1993       --      $   --          20   $  46,405    $   --      $   --      $(47,621)   $  (1,216)
Capital infusion from
  shareholder                     --          --        --         1,850        --          --          --          1,850
Unrealized gain on
  investments                     --          --        --          --            63        --          --             63
Net loss                          --          --        --          --          --          --        (2,372)      (2,372)
                               -------    --------    ------   ---------    --------    --------    --------    ---------
Balances, December 31, 1994       --          --          20      48,255          63        --       (49,993)      (1,675)

Recapitalization (conversion
  of note payable to the
  majority shareholder and
  existing common stock into
  Series A preferred stock
  and common stock)             10,000      47,900     9,980     (46,288)       --          --          --          1,612
Reclassification of S
  corporation net operating
  losses                          --          --        --        (7,640)       --          --         7,640         --
Exercise of stock options         --          --       1,386         277        --          --          --            277
Deferred compensation
  related to grant of stock
  options                         --          --        --         3,680        --        (3,680)       --           --
Amortization of deferred
  compensation                    --          --        --          --          --         1,419        --          1,419
Conversion of existing
  preferred stock
  into common stock            (10,000)    (47,900)   20,000      47,900        --          --          --           --
Initial public offering net
  of expenses of $1,892           --          --       6,900     139,661        --          --          --        139,661
Unrealized gain on
  investments                     --          --        --          --            76        --          --             76
Realized gain on investment       --          --        --          --           (90)       --          --            (90)
Net income                        --          --        --          --          --          --         1,627        1,627
                               -------    --------    ------   ---------    --------    --------    --------    ---------
Balances, December 31, 1995       --          --      38,286     185,845          49      (2,261)    (40,726)     142,907

Exercise of stock options,
  including tax benefit
  from disqualifying
  dispositions                    --          --       1,127       1,463        --          --          --          1,463

Amortization of deferred
  compensation                    --          --        --          --          --         1,212        --          1,212
Unrealized loss on
  investments                     --          --        --          --           (97)       --          --            (97)
Net income                        --          --        --          --          --          --       25,319       25,319
                               -------    --------    ------   ---------    --------    --------    --------    ---------
Balances, December 31, 1996       --      $   --      39,413   $ 187,308    $    (48)   $ (1,049)   $(15,407)   $ 170,804
                               =======    ========    ======   =========    ========    ========    ========    =========


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                     PIXAR
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                         Year Ended December 31,
                                                                                     1994         1995         1996
                                                                                    -------    ---------    ---------
Cash flows from operating activities:
Net income (loss)                                                                   $(2,372)   $   1,627    $  25,319
Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Amortization of deferred compensation                                              --          1,127        1,168
    Noncash revenue attributable to film overbudget                                    --           --         (2,324)
    Provision for returns and doubtful accounts                                         191           29            3
    Depreciation and amortization                                                       374          467        2,283
    Tax benefit from disqualifying dispositions                                        --           --          1,236
    Licenses exchanged for equipment                                                   --           --         (1,465)
    Gain on sale of equity securities                                                  (584)         (90)        --
    Changes in operating assets and liabilities:
        Trade accounts receivable                                                       143         (502)        (148)
        Other receivables                                                              (128)      (1,809)      (3,421)
        Prepaid expenses and other current assets                                       127          (85)        (673)
        Accounts payable                                                                167           86          318
        Accrued liabilities                                                             205        2,656        1,862
        Unearned revenue                                                                 (4)        (142)          68
                                                                                    -------    ---------    ---------
            Net cash provided by (used in) operating activities                      (1,881)       3,364       24,226
                                                                                    -------    ---------    ---------

Cash flows from investing activities:
    Purchase of property and equipment                                                 (589)        (955)      (2,371)
    Proceeds from sale of property and equipment                                       --             33         --
    Proceeds from sale of equity securities                                             584           90      175,360
    Investments in short-term securities                                               --        (46,953)    (244,776)
    Capitalized film production costs                                                  --           --         (1,840)
    Change in other assets                                                             --           (497)      (1,091)
                                                                                    -------    ---------    ---------
            Net cash used in investing activities                                        (5)     (48,282)     (74,718)
                                                                                    -------    ---------    ---------

Cash flows from financing activities:
    Net proceeds from initial public offering                                          --        139,661         --
    Proceeds from capital infusion                                                    1,850         --           --
    Proceeds from exercised stock options                                              --            277          227
    Repayment of note payable to shareholder                                           --           --         (2,373)
    Proceeds from note payable to shareholder                                          --          2,225         --
                                                                                    -------    ---------    ---------
            Net cash provided by (used in) financing activities                       1,850      142,163       (2,146)
                                                                                    -------    ---------    ---------

Net increase (decrease) in cash and cash equivalents                                    (36)      97,245      (52,638)
Cash and cash equivalents at beginning of year                                           77           41       97,286
                                                                                    -------    ---------    ---------
Cash and cash equivalents at end of year                                            $    41    $  97,286    $  44,648
                                                                                    =======    =========    =========

Supplemental disclosure of cash flow information:
    Cash paid during the year for income taxes                                      $  --      $     172    $     523
                                                                                    =======    =========    =========
Supplemental disclosures of noncash investing and financing activities:
    Credits used to purchase equipment                                              $  --      $    --      $   3,127
                                                                                    =======    =========    =========
    Film overbudget reductions                                                      $  --      $    --      $   3,324
                                                                                    =======    =========    =========
    Noncash film production costs capitalized                                       $  --      $   3,616    $      44
                                                                                    =======    =========    =========
    Conversion of note payable to shareholder, and accrued interest, to equity      $  --      $   1,612    $    --
                                                                                    =======    =========    =========
    Accrual of stock option deferred compensation                                   $  --      $   3,680    $    --
                                                                                    =======    =========    =========
    Unrealized gain (loss) on investments                                           $    63    $     (14)   $     (97)
                                                                                    =======    =========    =========


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                      PIXAR

                          NOTES TO FINANCIAL STATEMENTS

(1)      SUMMARY OF PIXAR AND SIGNIFICANT ACCOUNTING POLICIES

         The Company

         Pixar was incorporated in the state of California on December 9, 1985. The Company is a digital animation studio with the technical, creative and production capabilities to create a new generation of animated feature films and related products.

         Cash and Cash Equivalents

         Pixar considers all highly liquid instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents as of December 31, 1996 consisted primarily of U.S. Treasury Bills, demand notes, commercial paper and federal agency obligations.

         Short-Term Investments

         Pixar has classified its short-term investments as "available-for-sale." Such investments are recorded at fair value, and unrealized gains and losses, if material, are reported as a separate component of equity until realized. Interest income is recorded using an effective interest rate with the associated premium or discount amortized to interest income. The cost of securities sold is based upon the specific identification method. See Note 2 for a description of short-term investments.

         Property and Equipment

         Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the related lease term or the life of the improvement.

         Film Production Costs

         Film production costs include costs to develop and produce computer animated motion pictures, mainly salaries, equipment and overhead. Film production costs in excess of reimbursable amounts are capitalized. Once a film is released, any film production costs capitalized will be amortized in the proportion that the compensation revenue during the year for each film bears to the estimated compensation revenue to be received from all sources under the individual film forecast method. Estimates of anticipated total gross revenues will be reviewed periodically and revised when necessary. Unamortized film production costs will be compared with net realizable value each reporting period on a film-by-film basis. If estimated gross revenues are not sufficient to recover the unamortized film production costs, the unamortized film production costs will be written down to net realizable value. The costs of feature films are classified as current assets to the extent such costs are expected to be recovered from primary markets. Costs of feature films recoverable from secondary markets are classified as noncurrent assets.

         Research and Development Costs

         Research and development costs are charged to operations as incurred. In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, development costs related to software products are expensed as incurred until the technological feasibility of the product has been established. After technological feasibility is established, additional costs would be capitalized. To date, Pixar has not capitalized any software development costs after technological feasibility has been established on its software products since Pixar believes its process for developing software is essentially completed concurrently with the establishment of technological feasibility and costs incurred thereafter have not been material.

                                     PIXAR

                          NOTES TO FINANCIAL STATEMENTS


         Revenue Recognition

         Software licensing revenue is recognized upon shipment if there are no significant vendor obligations and if collection is probable.

         Software development contracts and animated television commercial revenues are recognized on the percentage-of-completion method of accounting.

         Patent licensing revenue is recognized upon release of the rights to the technology.

         Compensation based on the revenues from the distribution of animated feature films and related products is recognized as earned and reasonably estimable. The related revenue cycle is generally five to seven years, with the substantial majority expected to be recognized in the first two years.

         Financial Instruments and Concentration of Credit Risk

         The carrying value of the Company's financial instruments, including marketable securities and accounts receivable, approximates fair market value. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable. The Company invests its excess cash in a variety of investment grade, interest-bearing securities with a major bank. This diversification of risk is consistent with the Company's policy to ensure safety of principal and maintain liquidity.

         The Company licenses its products and provides its services to a large number of customers in several business segments, primarily in the United States, as outlined in Note 10. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

         Accounting Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Income Taxes

         Pixar accounts for income taxes under the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

         Pixar elected to be treated as an S corporation for federal income tax purposes as of January 1, 1992, whereby income was taxed to its individual shareholder. In 1995, Pixar's S corporation election terminated as a result of the recapitalization described in Note 7. The accompanying pro forma net income
(loss) data for the year ended December 31, 1995, reflect provision for income taxes on a pro forma basis, using the asset and liability method, as if Pixar had been a C corporation since the beginning of that period, fully subject to federal and state income taxes. Undistributed losses during the period in which Pixar was an S corporation were reclassified from accumulated deficit to common stock, resulting in a $7,600,000 decrease in both accumulated deficit and common stock on the accompanying balance sheet as of December 31, 1995.

         Pro forma income taxes reflected in the pro forma net income data for the year ended December 31, 1995 primarily reflect the alternative minimum tax liability after utilization of net operating loss carryforwards recorded prior to the S corporation termination event described in Note 7.

                                    PIXAR

                          NOTES TO FINANCIAL STATEMENTS


         Net Income (Loss) per Share

         Net income (loss) per share for the years ended December 31, 1994 and 1995, is computed using pro forma net income (loss), assuming C corporation income tax expense. Net income (loss) per share for all periods presented is computed using the weighted-average number of shares of common stock outstanding and common equivalent shares from stock options (under the treasury stock method, if dilutive). In accordance with SEC Staff Accounting Bulletins, such computations include all common and common equivalent shares issued within 12 months of the initial public offering (IPO) as described in Note 8 for all pre-IPO periods presented.

         Reclassifications

         Certain amounts reported in previous years have been reclassified to conform to the 1996 financial statement presentation.

         Stock Option Plans

         Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

         Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

         Pixar adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of SFAS No. 121 did not have a material impact on the Company's financial position, results of operations, or liquidity.

(2)      SHORT-TERM INVESTMENTS

         In 1993, Pixar licensed certain technology in exchange for a 10% equity interest in the licensee. As of the date of this transaction, management determined that there was no reasonable basis to determine the fair value of the assets exchanged and, accordingly, the preferred stock received was valued at zero.

         In 1994, the licensee was acquired by another company. As a result, Pixar received 10,310 shares of common stock of the acquiring entity in exchange for its equity in the licensee. In 1994, Pixar recognized a gain on this transaction amounting to $584,000, which represents the fair value of the 9,279 shares received and the proceeds received from their subsequent sale. The remaining 1,031 shares were placed in escrow to secure certain indemnification obligations of the licensee and were valued at zero as of the date of the transaction. As of December 31, 1994, Pixar had valued the 1,031 shares at fair value and recorded unrealized gains of $63,000 under the belief that no obligations existed under the escrow agreement. Pixar recognized a gain of $90,000 from the sale of the remaining 1,031 shares in the year ended December 31, 1995.

                                     PIXAR

                          NOTES TO FINANCIAL STATEMENTS


         All investments were considered available-for-sale securities and consisted of the following (in thousands):

                                         Unrealized   Unrealized     Estimated
                                 Cost       Gains       Losses       Fair Value
                               --------  ----------   ----------     ----------
As of December 31, 1995:

U. S. Treasury Bills           $ 71,846     $ 50      $    --        $ 71,896
Demand notes                     14,499      --            --          14,499
Commercial paper                 34,833      --              (3)       34,830
Federal Agency obligations       19,861        2           --          19,863
                               --------     ----      ---------      --------
                               $141,039     $ 52      $      (3)     $141,088
                               ========     ====      =========      ========

As Of December 31, 1996:

U. S. Treasury Bills           $ 39,186     $--       $     (33)     $ 39,153
Demand notes                     22,106      --            --          22,106
Commercial paper                 20,000      --            --          20,000
Federal Agency obligations       69,495        6            (21)       69,480
Banker's Acceptance               4,886      --            --           4,886
                               --------     ----      ---------      --------
                               $155,673     $  6      $     (54)     $155,625
                               ========     ====      =========      ========

         The contractual maturities of available-for-sale debt securities, regardless of their balance sheet classification, are as follows (in thousands):

                                            December 31, 1995         December 31, 1996

                                            Cost      Fair Value      Cost      Fair Value
                                          --------     --------     --------     --------
Due within one year                       $141,039     $141,088     $ 95,095     $ 95,072
Due after one year through five years         --           --         60,578       60,553
                                          --------     --------     --------     --------
                                          $141,039     $141,088     $155,673     $155,625
                                          ========     ========     ========     ========

(3)      BALANCE SHEET COMPONENTS

         Balance sheet components are as follows (in thousands):

                                                       December 31,
                                                    1995           1996
                                                 ----------      ---------
Property and equipment:
   Equipment                                       $3,298         $6,238
   Leasehold improvements                             265          1,007
                                                   ------         ------
                                                    3,563          7,245
Less accumulated depreciation and amortization      2,011          2,590
                                                   ------         ------
                                                   $1,552         $4,655
                                                   ======         ======

Accrued liabilities:
   Employee-related expenses                       $1,277         $2,280
   IPO costs payable                                1,071           --
   Professional services                              206          1,157
   Other                                              846          1,825
                                                   ------         ------
                                                   $3,400         $5,262
                                                   ======         ======

                                     PIXAR

                          NOTES TO FINANCIAL STATEMENTS


(4)      FEATURE FILM AND CD-ROM PRODUCTION

         Feature Film Agreement

         In 1991, Pixar entered into a feature film agreement with Walt Disney Pictures, a wholly owned subsidiary of the Walt Disney Company (together with its subsidiaries and affiliates collectively referred to herein as "Disney") to develop and produce up to three computer animated feature films (the Feature Film Agreement). Pixar is entitled to receive compensation based on revenue from the distribution of animated feature films and related products. The first feature film, Toy Story, was in production as of December 31, 1994, and released in November 1995. The second and third feature films, and a made-for-home video sequel to Toy Story were in development as of December 31, 1996. On February 24, 1997, Pixar and Disney entered into a co-production agreement which will now govern the second and third feature films, three additional films, and made-for-home video sequels (see Note 11).

         Under the terms of the Feature Film Agreement, Disney funded each motion picture produced up to the total budgeted film costs. Costs incurred by Pixar, inclusive of salaries and overhead, were billed to Disney and reimbursed on a current basis. All payments to Pixar from Disney for costs of feature film production have been recorded as cost reimbursements; accordingly, no revenues have been recorded for such reimbursements; rather, Pixar has netted the reimbursements against the related costs. The Feature Film Agreement provided that, in the event that production costs for the motion picture exceeded the total budget, Disney would pay a specified amount of the over budget costs (a portion of which has since been deducted from Pixar's Toy Story film revenue) plus all over budget costs that were preapproved in writing by a Disney executive. Pixar was obligated to fund unapproved production cost overages in excess of that specified amount, but was entitled to recover any overages that it had funded if the motion picture met certain criteria.

         As of December 31, 1995, total film production costs incurred exceeded budget by approximately $9,300,000, a portion of which was assumed by Disney, as defined above. Pixar's portion of the film production cost overage incurred, approximately $3,300,000, and amortization of deferred compensation were capitalized as film production costs as of December 31, 1995. During the year ended December 31, 1996, Pixar's portion of the film production cost overage was reduced by $1,000,000. Additional costs capitalized as film production costs during the year ended December 31, 1996, included additional amortization of deferred compensation, participation fees related to the first feature film, and costs related to additional films in process. Based on the individual film forecast method, substantially all of the film production costs capitalized related to the first feature film will be substantially amortized by December 31, 1997. Film production costs capitalized related to additional films in process will be amortized when the respective films are released.

         The total film production costs and related amounts capitalized are as follows (in thousands):

                                                                 Year ended                            Total as of
                                                                 December 31,                          December 31,

                                               1992       1993       1994      1995        1996               1996
                                               ----       ----       ----      ----        ----               ----
Released film:

Disney production costs (unaudited)            $   382     $5,006    $5,299    $  8,158     $   754     $     19,599
Pixar reimbursed film production costs             585      1,899     2,570       3,015          53            8,122
                                               ----------------------------------------------------     ------------
Total film production costs (unaudited)        $   967     $6,905     $7,869    $11,173     $   807           27,721
                                               ====================================================
Disney reimbursements of budgeted costs
      and approved overages (unaudited)                                                                      (25,396)
Amortization of deferred compensation                                                                            336
Participation fees                                                                                               350
Amortization of film production costs                                                                         (1,551)
                                                                                                        ------------
Total film production costs capitalized
     for released film                                                                                         1,460
                                                                                                        ------------

                                     PIXAR

                          NOTES TO FINANCIAL STATEMENTS




                                                                                  Year ended              Total as of
                                                                                  December 31,            December 31,

                                                                               1995        1996               1996
                                                                               ----        ----               ----
Films in process:


Disney production costs (unaudited)                                          $   903     $ 5,996                 6,899

Pixar reimbursed film production costs                                         1,904      11,786                13,690
                                                                             -------------------          ------------
Total film production costs (unaudited)                                      $ 2,807     $17,782                20,589
                                                                             ===================
Disney reimbursements of budgeted costs
      and approved overages (unaudited)                                                                        (19,099)
                                                                                                          ------------
Total film production costs capitalized
     for films in process                                                                                        1,490
                                                                                                          ------------

Total film production costs capitalized                                                                   $      2,950
                                                                                                          ============



    The reimbursements receivable from Disney for the first feature film were $220,000 as of December 31, 1995, and are included in other receivables on the accompanying balance sheet. There were no reimbursements receivable for the first film as of December 31, 1996. The reimbursements receivable from Disney for the second film were $943,000 and $1,313,000 as of December 31, 1995 and 1996, respectively, and are included in other receivables on the accompanying balance sheet. The reimbursement receivable from Disney for the made-for-home video sequel to the first feature film was $617,000 as of December 31, 1996, which is included in other receivables on the accompanying balance sheet.

    Pixar was obligated to pay 5% of its compensation based on revenue from the distribution of the first feature film up to $350,000 to a third party in consideration for services rendered.

    CD-ROM Agreement

         Pixar has entered into an agreement with Disney to develop and produce interactive CD-ROM titles based on the first motion picture. Disney pays Pixar a development fee for the development of the titles and Pixar is entitled to receive a per-unit royalty on sales of the CD-ROM titles after a certain minimum number of units has been sold. Pixar recognized $3,009,000 of royalties from sales of CD-ROM titles for the year ended December 31, 1996. Amounts required to develop the titles in excess of the development fees are funded by Pixar and are recorded as research and development fees, unless Disney agrees to provide additional fees. Total development fees recorded as an offset in research and development pursuant to this agreement were $3,011,000 for the year ended December 31, 1996.

(5)      PATENT LICENSING ARRANGEMENTS

         As of December 31, 1995, fees of $6,500,000 were recognized on the licensing of certain patents.

         For the year ended December 31, 1996, fees of $9,100,000 were recognized with respect to the licensing of certain patents. The Company delivered all rights to utilize the technology underlying the license to the licensee, and received a nonrefundable fixed-fee cash payment of $6,000,000 and $5,000,000 in the form of credits for products to be purchased from the licensee by Pixar over the next four years. Following the release of the rights to utilize the patents to the licensee, Pixar maintained no significant vendor obligations to the licensee, so the Company recognized as revenue the fixed and determinable amounts of the $6,000,000 cash payment received, plus $3,127,000 that represents the portion of the credits Pixar has used in the year ended December 31, 1996.

                                     PIXAR

                          NOTES TO FINANCIAL STATEMENTS



(6)      RELATED PARTY TRANSACTIONS

         Notes Payable to Shareholder

         Pixar had a note payable upon demand to its majority shareholder amounting to $1,137,000 as of December 31, 1994, bearing simple interest of 10%. Interest expense related to the note was $113,000 for 1994. The note, plus accrued interest of $474,000, was converted to common stock in 1995.

         As of December 31, 1995, Pixar had a $2,225,000 note payable to its majority shareholder, plus accrued interest of $148,000, which bears simple variable interest equal to prime rate revised quarterly (8.75% as of December 31, 1995). The note plus accrued interest was repaid in January 1996.

         Note Receivable from Shareholder

         In 1995, Pixar loaned $200,000 to an employee and shareholder, due in May 1998. The note was secured by certain assets, included an interest rate of 6.62% compounded annually, and was included in other assets on the accompanying balance sheet as of December 31, 1995. During the year ended December 31, 1996, the note and accrued interest was paid in full.

(7)      INCOME TAXES

         Pixar elected to be treated as an S corporation for federal income tax purposes as of January 1, 1992. The S corporation status was terminated as a result of the recapitalization described in Note 8. Accordingly, Pixar was taxed as a C corporation following the recapitalization.

         The pro forma provisions for income taxes reflect the income tax expense that would have been reported if Pixar had been a C corporation. The components of income taxes are as follows (in thousands):

                                                            Year ended
                                                           December 31,

                                       1994                     1995                   1996
                                 -------------------    --------------------    -------------------
                                   (Pro Forma)              (Pro Forma)              (Actual)
                                                (Unaudited)

Income taxes:
     Current:
     Federal                       $            --         $            69         $          620
     State                                       1                      21                  1,286
                                   ---------------         ---------------         --------------
        Total income taxes         $             1         $            90         $        1,906
                                   ===============         ===============         ==============



         The following tabulation reconciles the statutory corporate federal income tax expense (benefit) (computed by multiplying Pixar's income (loss) before income taxes by 34%) to Pixar's pro forma or actual income tax expense (in thousands):

                                                                     Year ended
                                                                    December 31,

                                                         1994           1995            1996
                                                     -------------   ---------      ------------
                                                      (Pro Forma)   (Pro Forma)       (Actual)
                                                             (Unaudited)
Expected income tax expense (benefit)                   $(806)         $ 594          $ 9,257
State income taxes, net of federal  tax effect              1             14            1,286
Unutilized net operating losses                           806             --               --
Change in beginning of year valuation allowance            --           (539)          (9,261)
Alternative minimum tax                                    --             --               37
Other, net                                                 --             21              587
                                                        -----          -----          -------
        Income taxes                                    $   1          $  90          $ 1,906
                                                        =====          =====          =======

                                     PIXAR

                          NOTES TO FINANCIAL STATEMENTS



         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below (in thousands):

                                                         December 31,
                                                    1995              1996
                                                  --------          --------
Deferred tax assets:
   Reserves and accruals                          $  1,496          $  2,113
   Net operating loss carryforwards                 13,603             7,749
   Credit carryforwards                                637               748
                                                  --------          --------
      Total gross deferred  tax assets              15,736            10,610
   Valuation allowance                             (15,736)          (10,610)
                                                  --------          --------
      Net deferred tax assets                       $   --            $   --
                                                  ========          ========

         Pixar has a valuation allowance as of December 31, 1996, which fully offsets its gross deferred tax assets due to the Company's historical losses and the fact that there is no guarantee the Company will generate sufficient taxable income in the future to be able to realize any or all of the deferred tax assets.

         Included in the deferred tax assets above is approximately $4,000,000 related to stock option compensation for which the benefit when realized will be an adjustment to equity. As of December 31, 1996, Pixar had net operating loss carryforwards from pre-S corporation years of approximately $23,000,000 for federal income tax purposes. Pixar has research credit carryforwards of approximately $400,000 and $50,000 for federal and California income tax purposes, respectively. In addition, Pixar has alternative minimum tax credit carryforwards for federal and California tax purposes of approximately $320,000 and $50,000, respectively. If not utilized, the federal and California carryforwards will expire in years 2002 through 2011.

(8)      SHAREHOLDERS' EQUITY

         Recapitalization and Stock Split

         As of December 31,1994, Pixar had 100,000 shares of common stock authorized, 20,000 shares of common stock issued and outstanding, and no preferred stock authorized, issued and outstanding. In April 1995, the sole shareholder approved the recapitalization of Pixar, whereby the 20,000 shares of common stock then outstanding and a note payable to the sole shareholder (see the second paragraph of Note 6 above) were converted into 9,999,999 shares of Series A preferred stock and 10,000,002 shares of common stock.

         In October 1995, the Board of Directors approved a two-for-one stock split of the common stock. The accompanying financial statements have been retroactively restated for all periods presented to reflect the effect of the stock split on the common stock.

         Initial Public Offering

         In November 1995, Pixar completed an IPO of 6,900,000 shares of common stock for $22 per share, which resulted in proceeds to the Company of approximately $139,700,000, net of issuance costs of approximately $1,900,000.

         Deferred Compensation

         Pixar has recorded deferred compensation of $3,680,000 for the difference between the grant price and the deemed fair value of the common stock underlying certain options granted in 1995. This amount is being amortized over the vesting period of the individual options, generally four years. Amortization of deferred compensation was approximately $1,419,000 for the year ended December 31, 1995, $292,000 of which was capitalized as film production costs and $1,127,000 of which was expensed. For the year ended December 31, 1996, amortization of deferred compensation was approximately $1,212,000, $44,000 of which was capitalized as film production costs and $1,168,000 of which was expensed.

                                     PIXAR

                          NOTES TO FINANCIAL STATEMENTS


        Stock Option Plans

        As of December 31, 1996, the Company has two stock option plans, which are described below.

1995 Stock Plan

        Pixar has reserved 13,000,000 shares of common stock for issuance under the 1995 Stock Plan (the Plan), as approved in October 1995. The Plan provides for stock options to be granted to employees and consultants at an exercise price not less than 100% of the fair market value (110% of fair value in certain instances), at the grant date, as determined by the Board of Directors or a committee of the Board of Directors, for incentive stock options; at prices determined by the Board of Directors or a committee of the Board of Directors for nonstatutory stock options; and at prices and terms determined by the Board of Directors or a committee of the Board of Directors for stock purchase rights. All options are to have a term not greater than 10 years from the date of grant. The Board of Directors or a committee of the Board of Directors determines the number of shares for which an option may be granted. Options issued generally vest 25% after one year and then ratably 1/48 per month thereafter.

1995 Director Option Plan

        Pixar has reserved 200,000 shares of common stock for issuance under the 1995 Director Option Plan. The Director Option Plan provides for the automatic grant of nonstatutory options to nonemployee directors (eligible directors) of Pixar. Each eligible director will be granted an option to purchase 30,000 shares of common stock on the date on which the optionee first becomes a director of Pixar. One-third of the options will vest one year after their date of grant and an additional one-third at the end of each year thereafter. On the third and subsequent anniversaries of a nonemployee director's first becoming a director, that director is automatically granted an option to purchase an additional 10,000 shares of common stock that will vest in full one year after the date of the respective grant.

        The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost, except for the $3,680,000 of deferred compensation and subsequent amortization, has been recognized for its fixed stock options. Had compensation cost for the Company's two stock option plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                           1995                  1996
                                        -----------          -----------
Net Income:
           As reported                   $  1,627             $  25,319
           Pro Forma                     $    880             $  24,017


Earnings per share:
           As reported                   $   0.04             $    0.54
           Pro Forma                     $   0.02             $    0.51



        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: 1995 - zero dividend yield, expected volatility of 50 percent, risk-free interest rates of 5.90 percent, and weighted-average expected life of 2.42 years; 1996 - zero dividend yield, expected volatility of 50 percent, risk-free interest rate of 6.06 percent, and weighted-average expected life of 3.52 years.

        The effects of applying SFAS No. 123 in this pro forma disclosure is not indicative of the effects on reported results for future years. SFAS No. 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

                                     PIXAR

                          NOTES TO FINANCIAL STATEMENTS




        A summary of the status of the Company's two fixed stock option plans as of December 31, 1995 and 1996, is as follows:

                                                      1995                                 1996
                                         -------------------------------    -------------------------------------
                                                       Weighted-average                      Weighted-average
                                            Shares      exercise price         Shares         exercise price
                                            ------      --------------         ------         --------------
Outstanding at beginning of year                --      $        --          9,140,900          $    1.00

Granted                                   10,641,400             0.89        1,297,000              15.18

Exercised                                 (1,386,500)            0.20       (1,126,602)              0.20

Forfeited                                   (114,000)            0.20         (447,458)             15.79
                                         -----------                        ----------

Outstanding at end of year                 9,140,900    $        1.00        8,863,840          $    2.41
                                         ===========                        ==========


Options exercisable at year-end            2,282,251                         3,878,682               0.96
                                         ===========                        ==========

Weighted-average fair value of           $      0.31                        $     6.51
                                         ===========                        ==========
options granted during the year


        The following table summarizes information about fixed stock options outstanding as of December 31, 1996:


                                 Options Outstanding                                Options Exercisable
                     ----------------------------------------------------   --------------------------------
                       Number of   Weighted-average          Weighted-         Number of       Weighted-
                        options       remaining          average exercise       options     average exercise
 Exercise Prices      outstanding  contractual life            price          outstanding       price
 ---------------      -----------  ----------------            -----          -----------       -----
$           0.20       7,006,365         8.35                 $ 0.20           3,502,741       $ 0.20

$ 1.25 to $ 9.60         843,350         8.79                   7.35             344,597         7.79

$10.80 to $15.00         738,125         9.49                  12.56              31,344        10.94

$15.38 to $19.00         276,000         9.80                  16.25                --           --
                       ---------                                               ---------

$0.20 to $19.00        8,863,840         8.53                 $ 2.41           3,878,682       $ 0.96
                       =========                                               =========


         Employee Benefit Plans

         In 1992, Pixar adopted a 401(k) Profit Sharing Plan (the 401(k) Plan) that is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan covers substantially all of Pixar's employees. Participants may elect to contribute a percentage of their compensation to this plan, up to the statutory maximum amount. Pixar may make discretionary contributions to the 401(k) Plan; none have been made to the 401(k) Plan to date.

                                     PIXAR

                         NOTES TO FINANCIAL STATEMENTS



(9)     COMMITMENTS

         Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1996, were as follows (in thousands):

Year ending
December 31,
------------
     1997                               $ 1,922
     1998                                 2,388
     1999                                 2,175
     2000                                 1,486
     2001                                   267
                                        -------
Total minimum lease payments            $ 8,238
                                        =======

         Rental expense from operating leases amounted to approximately $887,000, $925,000 and $1,236,000 for the years ended December 31, 1994, 1995, and 1996, respectively.

(10)     SIGNIFICANT CUSTOMERS AND SEGMENT REPORTING

         The following table summarizes the annual percentage contribution to revenues by customers when revenues from such customers exceeded 10% of total revenues in 1994, 1995 and 1996, and the amounts due from these customers as a percentage of total accounts receivable at the corresponding year-end:

                                              Percentage of Total                          Percentage of Total
                                                    Revenues                            Accounts Receivable as of
                                            Year Ended December 31,                           December 31,

                                         1994         1995         1996               1994        1995         1996
                                    ----------------------------------------     ---------------------------------------
J. Walter Thompson USA, Inc.             13%          ---          ---                ---         ---          ---
Eastman Kodak Company                    11%          ---          ---                16%         ---          ---
Microsoft Corporation                    ---          54%          ---                ---         ---          ---
Disney                                   ---          ---          65%                ---         ---          34%
Silicon Graphics, Inc.                   ---          ---          24%                ---         ---          ---

                                     PIXAR

                          NOTES TO FINANCIAL STATEMENTS



         Pixar operates principally in three business segments: software, animation services, and film. Financial information relating to business segments follows (in thousands):

                                             Year Ended December 31,
                                       1994             1995            1996
                                    ---------        ---------        --------
Revenues:
   Software                         $   3,323        $   3,144        $  6,306
   Animation services                   2,267            2,469           3,947
   Film                                  --               --            18,847
   Corporate  and other                  --              6,500           9,127
                                    ---------        ---------        --------
                                    $   5,590        $  12,113        $ 38,227
                                    =========        =========        ========

Income (loss) from operations:
   Software                         $  (2,416)       $    (495)       $  1,587
   Animation services                      63              (55)            302
   Film                                  (484)          (3,826)          9,308
   Corporate  and other                  --              5,407           7,997
                                    ---------        ---------        --------
                                    $  (2,837)       $   1,031        $ 19,194
                                    =========        =========        ========

Depreciation expense:
   Software                         $     111        $     125        $    176
   Animation services                     153              158              95
   Film                                    35              104             251
   Corporate  and other                    75               80             210
                                    ---------        ---------        --------
                                    $     374        $     467        $    732
                                    =========        =========        ========
Capital expenditures:
   Software                         $      70        $     317        $    942
   Animation services                     300              133              51
   Film                                   207              340           1,694
   Corporate  and other                    12              178           1,149
                                    ---------        ---------        --------
                                    $     589        $     968        $  3,836
                                    =========        =========        ========
Identifiable assets:
   Software                         $     784        $   1,104        $  3,832
   Animation services                     485              769             627
   Film                                   389            5,534           6,882
   Corporate  and other                   238          145,608         166,122
                                    ---------        ---------        --------
                                    $   1,896        $ 153,015        $177,463
                                    =========        =========        ========

(11)     SUBSEQUENT EVENTS

         On February 24, 1997 Pixar and Disney entered into a co-production agreement (Co-Production Agreement) pursuant to which Pixar, on an exclusive basis, will produce five computer animated feature-length theatrical motion pictures (the Pictures) for distribution by Disney over approximately the next ten years. Pixar and Disney will co-own and co-brand the Pictures, and co-finance the production costs. Pixar and Disney will share equally in the profits of each Picture and any related merchandise and other ancillary products, after recovery of certain costs. The Co-Production Agreement generally provides that Pixar will produce each Picture and Disney will control all decisions relating to marketing, promotion, publicity, advertising and distribution of each Picture.

         Pixar is obligated to pay 5% of its compensation based on revenue from the distribution of each of the Pictures under the Co-Production Agreement to a third party in consideration for services rendered. The compensation is subject to a cap of $500,000 for each theatrical motion picture and a cap of $200,000 for each sequel or remake, with a total aggregate cap of $3,000,000.

         The Co-Production Agreement provides Pixar with the option to produce and co-finance any future CD-ROM or interactive products based on the Pictures and to share equally in the profits, after recovery of marketing and distribution costs. However, after entering into the Co-Production Agreement, Pixar made a decision to discontinue its business of producing CD-ROM and other interactive products and to devote related resources to other projects arising from the Co-Production Agreement. The CD-ROM and interactive products division reported revenues of $-0- and $3,009,000 in 1995 and 1996, respectively, and losses from operations of $1,830,000 and $1,101,000 in 1995 and 1996, respectively. The CD-ROM and interactive products division will be recorded as discontinued operations during the first quarter of 1997.

                                     PIXAR

                          NOTES TO FINANCIAL STATEMENTS



         In connection with the Co-Production Agreement, Pixar sold to Disney 1,000,000 shares of Pixar Common Stock which Disney has agreed to hold for at least three years. Pixar also granted two warrants to Disney: one warrant to purchase 750,000 shares of Common Stock at an exercise price of $20.00 per share, and another warrant to purchase 750,000 shares of Common Stock at an exercise price of $25.00 per share. Pixar granted certain registration rights for the shares issuable upon exercise of the warrants. Gross proceeds on the transaction were $15,000,000.