Form 10-K405, Exhibit 13
period 1997-12-31
PIXAR \CA\
filed 1998-03-31
CIK 1002114

                                                                   EXHIBIT 13.1

SELECTED FINANCIAL DATA

        The following selected financial data is derived from the Company's financial statements. This data should be read in conjunction with the Financial Statements and Notes thereto, and with Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                                                Year Ended December 31,
                                                1993       1994       1995      1996      1997
                                              --------   --------   --------  --------  --------
                                                          (In thousands, except per share data)
Revenue                                       $  6,829   $  5,590   $ 12,113  $ 35,218  $ 34,699
Net income (loss) from continuing operations    (1,173)    (2,372)     3,331    26,342    21,956

Net income                                      (1,173)    (2,372)     1,627    25,319    22,190

Basic net income (loss) per share from
   continuing operations(1)                                 (0.24)      0.26      0.68      0.53
Basic net income (loss) per share(1)                        (0.24)      0.13      0.66      0.54

Diluted net income (loss) per share from
   continuing operations(1)                                 (0.24)      0.10      0.56      0.46
Diluted net income (loss) per share(1)                      (0.24)      0.05      0.54      0.46



   Working capital (deficit)                      (638)    (1,199)   138,687   162,983   167,048
   Total assets                                  1,987      1,896    152,815   176,941   231,068
   Long - term obligations                       1,460      1,573       --        --        --
   Total shareholders' equity (deficit)         (1,216)    (1,675)   142,907   170,804   217,300

(1) Basic and diluted net income per share have been restated in accordance with SFAS No. 128 and SAB No. 98.

        The foregoing discussion, the Letter to Shareholders, and other sections of this Annual Report to Shareholders contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are based on current expectations, estimates and projections about Pixar's industry, management's beliefs, and assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results and outcomes may differ materially from what is expressed or forecasted in any such forward-looking statements. Such risks and uncertainties include those set forth herein under "Overview," "Anticipated Net Losses in 1998 and The First Half of 1999", "Dependence on Toy Story, A Bug's Life and Toy Story Sequel," and "Liquidity Risks" as well as those noted in the section entitled "Certain Factors Affecting Business, Operating Results and Financial Condition" in Pixar's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Form 10-K"). Particular attention should be paid to the cautionary language in the section in the Form 10-K entitled "Certain Factors Affecting Business, Operating Results and Financial Condition--Anticipated Net Losses in 1998 and the First Half of 1999, " "--Dependence on Toy Story, A Bug's Life and Toy Story Sequel," "--Liquidity Risks," "--Scheduled Successive Release of Films; Management of Growth" and "--Risks Associated with Co-Production Agreement." Unless required by law, Pixar undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

        Pixar was formed in 1986 when Steve Jobs purchased the computer division of LucasFilm and incorporated it as a separate company. Until 1996, Pixar generated its recurring revenue primarily from the license of RenderMan software, software development contracts and fees for animated television commercials. Financial information relating to business segments is set forth in
Note 10 of Notes to Financial Statements. In 1991, Pixar entered into a feature film agreement (the "Feature Film Agreement") with Walt Disney Pictures, a wholly owned subsidiary of The Walt Disney Company (together with its subsidiaries and affiliates collectively referred to herein as "Disney"), for the development and production of up to three animated feature films to be marketed and distributed by Disney. As a result, in 1992, Pixar began to place more emphasis on products sold for their content, especially feature films, and the continued development of its proprietary software. At the same time, Pixar reduced emphasis on the commercialization of software and contract development work. Pixar has implemented this shift in focus over the last five years. In accordance with this shift in focus, Pixar adopted a new business model pursuant to which it will develop and produce new animated feature films and related products such as theatrical sequels, and will produce jointly with Disney related products such as merchandise and soundtracks.

        Adoption of this new business model did not materially impact Pixar's results of operations and financial condition until 1996, when Pixar first recognized film revenue and cost of film revenue attributable to Pixar's first animated feature film, Toy Story, which was released in November 1995. Pixar's share of revenues and expenses from Toy Story was governed by the terms of the Feature Film Agreement. This agreement has been superseded by the Co-Production Agreement entered into in February 1997, as described below, except with respect to treatment of Toy Story and products developed pursuant to the Feature Film Agreement, such as the Toy Story home video. Accordingly, Pixar believes that the results of its operations for 1995 and prior years, during which time Pixar recognized no revenue from animated feature films or related products, are not meaningful indicators of future performance. Further, Pixar believes that its results of operations for 1996 and 1997, during which time revenue and costs attributable to feature films were governed by the terms of the Feature Film Agreement, are also not meaningful indicators of future performance, although they are more meaningful than results of operations for 1995 and prior years. See "Anticipated Net Losses in 1998 and the First Half of 1999."

        In February 1997, Pixar and Walt Disney Pictures and Television, a wholly-owned subsidiary of Disney, entered into the Co-Production Agreement ("Co-Production Agreement") pursuant to which Pixar, on an exclusive basis, will produce five computer animated feature-length theatrical motion pictures (the "Pictures") for distribution by Disney over approximately the next ten years. Pixar and Disney will co-finance the production costs of the Pictures, co-own the Pictures (with Disney having exclusive distribution and exploitation rights), co-brand the Pictures and share equally in the profits of each Picture and any related merchandise and other ancillary products, after recovery of all marketing and distribution costs (which will be financed by Disney), a distribution fee paid to Disney and any other fees or costs, including any participations provided to talent and the like. The Co-Production Agreement generally provides that Pixar will produce each Picture and that Disney will control all decisions relating to marketing, promotion, publicity, advertising and distribution of each Picture. Disney and Pixar have agreed that Pixar's second feature film, called "A Bug's Life", will be the first Picture under the Co-Production Agreement. The Co-Production Agreement also contemplates that with respect to theatrical sequels, made-for-home video sequels, television productions, interactive media products and other derivative works related to the Pictures, Pixar will have the opportunity to co-finance and produce such products or to earn passive royalties on such products. Pixar will not share in any theme park revenues generated as a result of the Pictures. Pursuant to the Co-Production Agreement, in addition to co-financing the production costs of the Pictures, Disney will reimburse Pixar for its share of certain general and administrative costs and certain research and development costs that benefit the productions. See Note 4 of Notes to Financial Statements.

        In February 1998, Pixar and Disney agreed to produce a theatrical motion picture sequel to Toy Story (with the working title, "Toy Story Sequel"), in lieu of the Toy Story made-for-home video sequel. Toy Story Sequel will be Pixar's third feature film and will not be released until late in 1999 at the earliest. Because Toy Story Sequel is a derivative work of the original Toy Story, it will not be counted toward the five Pictures to be produced under the Co-Production Agreement. However, for all other purposes, Toy Story Sequel will be treated as a "Picture" under the Co-Production Agreement. Accordingly, Toy Story Sequel has been added to the definition of Pictures produced and financed under the Co-Production Agreement and all the provisions applicable to the other five Pictures apply. Since 1996, Pixar has been producing Toy Story Sequel for the less expensive made-for-home video format. Therefore, Pixar will necessarily spend substantially more production time and incur substantially higher production costs to convert Toy Story Sequel into a feature-length and feature-quality motion picture.

        In 1997, Pixar continued story development on its fourth theatrical film (the "Fourth Film"). This film will be developed and distributed under the Co-Production Agreement and will count as the second of the five original films to be produced under the Co-Production Agreement. Production of the Fourth Film has not yet begun, and Disney and Pixar have not yet approved the story treatment and budget as required under the Co-Production Agreement. The Fourth Film is not expected to be released until the end of 2000 at the earliest.

RESULTS OF OPERATIONS

        A number of factors are expected to result in net losses in 1998 and the first half of 1999. See "Anticipated Net Losses in 1998 and the First Half of 1999."

Revenues

        In the year ended December 31, 1997, Pixar derived revenue from its first animated feature film, Toy Story, from software licenses, from the license of certain patents and from fees for other animation services. Revenue from feature films is recognized upon receipt of compensation from Disney. All payments to Pixar from Disney for development and production of Toy Story under the Feature Film Agreement and A Bug's Life, Toy Story Sequel and the Fourth Film under the Co-Production Agreement have been recorded as cost reimbursements. Accordingly, no revenues have been recognized for such reimbursements; rather, Pixar has netted the reimbursements against the related costs. These reimbursed costs through the year ended December 31, 1997 are set forth in Note 4 of Notes to Financial Statements. Software license revenue is recognized upon shipment if there are no significant vendor obligations. Revenue from patent licensing is recognized upon release of the rights to the technology. Animation services revenues is recognized on the percentage-of-completion method of accounting. Prior to 1996, Pixar also derived revenue from software development contracts for which revenues were recognized on the percentage-of-completion method of accounting. See Note 1 of Notes to Financial Statements.

        Total revenues increased from $12.1 million in 1995 to $35.2 million in 1996 and declined slightly to $34.7 million in 1997. Total revenues increased from 1995 to 1996 primarily as a result of revenues attributable to the domestic and international theatrical release of Toy Story. The decrease in total revenues from 1996 to 1997 was primarily attributable to a decrease in patent licensing revenue, largely offset by higher film revenue derived from Toy Story home video and merchandise sales.

        Software revenues include software license revenue, principally from RenderMan and in 1995, software development contract revenues. Software revenue increased from $3.1 million in 1995 to $3.3 million in 1996 and to $4.5 million in 1997. Software revenues increased in each of 1996 and 1997 due primarily to a general increase in RenderMan software license revenue. Due to Pixar's focus on content creation for animated feature films and related products, Pixar continues to expect that revenue derived from software licenses may decline. All historical and future royalty income associated with Pixar's discontinued CD-ROM division is now and will continue to be excluded from software revenue and presented in results of discontinued operations. See "Results From Discontinued Operations."

        Animation services revenues include revenue generated from short projects related to Pixar's films, other short animated productions and, in 1996 and prior years, television commercials. Fees for animation services, which are fixed in advance, depend on the relative complexity and length of each production and may also depend on the market and other competitive conditions. Animation services revenues increased from $2.5 million in 1995 to $3.9 million in 1996 and decreased to $1.6 million in 1997. The increase in revenue from 1995 to 1996 was due to $2.4 million in fees from Disney for a series of televised animation short productions related to Toy Story. The decrease in animation services revenue from 1996 to 1997 was primarily attributable to decreased television commercials revenue in 1997, which resulted from Pixar's decision to substantially discontinue its production of animated television commercials for third parties. More generally, Pixar expects that revenue in the animation services area will vary significantly from period to period due to the sporadic nature of this business and the need to utilize animation services employees on other productions. For example, Pixar has transferred substantially all of its animation services employees to assist in the completion of A Bug's Life. There can be no assurance that Pixar will generate any animation services revenue during periods in which its animation services employees are devoted to feature films or other projects.

        Toy Story was not released until November 1995, and accordingly, there were no film revenues in 1995. Under the Feature Film Agreement, film revenues of $18.8 million were recognized in 1996, representing Pixar's share of both the domestic and international theatrical releases of Toy Story and related products. In 1997, film revenues of $26.9 million were recognized, primarily representing Pixar's share of Toy Story worldwide home video sales and Toy Story merchandise sales. Toy Story revenues increased in 1997 primarily because, under the Feature Film Agreement, Pixar's percentage of Toy Story revenues is calculated on a sliding scale with lower percentages earned by Pixar at the outset while Disney recovered related production, marketing and distribution costs for the film, and higher percentages earned once Disney has recovered these costs. Disney's costs were recovered in the quarter ended June 30, 1997, which increased Pixar's proportionate share of revenue received from all film-related sources thereafter. In addition to the general increase in Pixar's proportionate share, Pixar received $4.1 million additional film revenue from Disney for two reasons. First, in the quarter ended June 30, 1997, when Disney recovered its costs, Pixar was entitled under the Feature Film Agreement to recoup from Disney $2.3 million of overbudget production costs originally paid by Pixar when Toy Story was in production (see "Capitalized Film Production Costs"). Also, in the quarter ended September 30, 1997, Pixar and Disney determined that the date on which Disney's costs were recovered occurred earlier than previously thought, resulting in agreement on an additional payment to Pixar of $1.8 million. Since the Toy Story home video is the last major release for Toy Story, and since Pixar's next feature film is not targeted for release until the fourth quarter of 1998 at the earliest, Pixar's revenues and earnings will decline in 1998 as compared to 1997, and Pixar expects to incur a net loss in 1998 and in the first half of 1999.

        Patent license revenues of $6.5 million in the year ended December 31, 1995 were attributable to a patent license with Microsoft. Patent license revenues of $9.1 million in the year ended December 31, 1996 were attributable to a patent license with Silicon Graphics whereby Pixar granted to Silicon Graphics and its subsidiaries a non-exclusive license to use certain of Pixar's patents covering techniques for creating computer-generated photorealistic images. Under the agreement, Silicon Graphics agreed to pay Pixar total compensation of $11 million, $6 million in cash and $5 million in the form of credits to purchase hardware and software from Silicon Graphics. In 1996, Pixar recognized revenue of $9.1 million in accordance with this license. In 1997, Pixar recognized $1.7 million of the remaining $1.9 million of credits. Pixar expects to use the remaining credits in 1998. Pixar does not expect that patent license revenues will be generated on an on-going basis. See Note 5 of Notes to Financial Statements.

        In the year ended December 31, 1995, Microsoft accounted for 54% of Pixar's total revenues, attributable to a one-time patent license. In the year ended December 31, 1996, Disney accounted for 62% of Pixar's revenues from continuing operations, attributable to revenue generated from Toy Story and short animated television productions based on Toy Story, and, to a lesser degree, software license sales. Also in 1996, Silicon Graphics accounted for 26% of total revenues, attributable to a one-time patent license. In the year ended December 31, 1997, Disney accounted for 83% of Pixar's revenues from continuing operations, attributable to revenue generated from Toy Story home video, animation services and software revenues. Due to the Co-Production Agreement, Disney is expected to continue to represent greater than 10% of Pixar's revenues in 1998 and for the forseeable future.

Cost of Revenues

        Cost of software revenues consists of the direct cost and manufacturing overhead required to reproduce and package Pixar's software products. Cost of software revenues as a percentage of the related revenues decreased from 16% in 1995 to 3% in 1996 and to 2% in 1997. The decrease from 1995 to 1996 and from 1996 to 1997 was primarily due to a reduction in revenue from low margin software development contracts and to increased sales of the RenderMan ToolKit, which carries a higher gross margin than other software products. Cost of software revenues includes no amortization of capitalized software development expenses.

        Cost of animation services revenues consists of production costs, which include salaries, benefits, facility expenses, and department overhead costs. Cost of animation services revenues as a percentage of the related revenues increased slightly from 76% in 1995 to 77% in 1996 and decreased to 63% in 1997. The increase from 1995 to 1996 was due to higher costs associated with increased complexity and reduced prices for television commercials attributable to competitive pressures, largely offset by the higher margins earned on a series of animated short projects related to Toy Story. The decrease from 1996 to 1997 reflects Pixar's decision in 1996 to largely discontinue its business of producing animated television commercials, which had higher associated costs relative to revenues, in favor of working on animated services related to feature films, which have had lower associated costs relative to revenues. Pixar expects that costs of revenue, and therefore gross profits, in this area will vary significantly period to period.

        Toy Story was released in November 1995, and accordingly, there was neither film revenue nor cost of film revenues in 1995. In 1996 and 1997 cost of film revenue consisted of the amortized portion of Pixar's share of unreimbursed amounts incurred to produce Toy Story. See "Capitalized Film Production Costs." Cost of film revenues decreased from $1.6 million, or 8% of film revenues in 1996, to $1.5 million, or 6% of film revenue in 1997, due to higher than expected film revenue which resulted in Pixar's amortizing the majority of related film costs in 1996. As of December 31, 1997, all significant Toy Story film costs have been fully amortized.

        Under the Feature Film Agreement all payments to Pixar from Disney for Pixar's efforts in the development and production of feature films were recorded as cost reimbursements and were netted against the related costs. However, under the terms of the Co-Production Agreement, in which Pixar co-finances each film production, amortized film production costs for future feature films will be significantly higher, and gross profit margins on future film projects, if any, will be substantially lower than those achieved on Toy Story.

        There are no costs of revenues associated with patent licensing revenues.

Operating Expenses

        Pixar intends to continue to increase operating expenses in a number of areas. With respect to general expense growth, as a result of intense competition for animators, creative personnel, technical directors and certain administrative personnel, Pixar has had to pay higher salaries to attract new creative, technical and other personnel. Pixar expects compensation for such personnel to continue to increase. In the year ended December 31, 1997, Pixar funded greater levels of research and development, expanded its administrative staff and facilities and expanded other operations. Pixar expects continued growth in operating expenses in each of these areas. Under the Co-Production Agreement, Disney reimburses Pixar for its share of certain general and administrative costs and certain research and development costs that benefit the productions. The funding received from Disney is treated as operating expense reimbursements. See Note 4 of Notes to Financial Statements. To the extent that personnel, facilities and other expenditures are not capitalized by Pixar nor allocated to and paid for by Disney, and precede or are not subsequently followed by an increase in revenues, Pixar's business, operating results and financial condition will be materially adversely affected.

        Included in the period ended December 31, 1997 was a one time $2.2 million adjustment reducing Pixar's operating expenses. This reduction was due to an additional reimbursement from Disney under the Co-Production Agreement which was signed in February 1997. Under this agreement, certain operating expenses benefiting the productions, such as certain research and development and certain general and administrative expenses, are paid half by Pixar and half by Disney. Since the Co-Production Agreement applies to A Bug's Life and Toy Story Sequel, both of which were in development and production in 1996, Pixar was entitled to reimbursement for Disney's share of certain of Pixar's operating expenses incurred in 1996 and in the first two months of 1997, prior to signing the agreement. Without this adjustment, Pixar's total operating expenses increased from $6.9 million in 1995 to $10.2 million in 1996 and to $11.3 million in 1997.

        In 1995, Pixar recorded deferred compensation of $3.7 million for the difference between the grant price and the deemed fair value of Pixar's Common Stock for 9,823,900 shares subject to options granted during 1995. Amortization of deferred compensation of $1.4 million, $1.2 million and $635,000 was recorded in the years ended December 31, 1995, 1996 and 1997 respectively; $292,000, $44,000 and $24,000 was capitalized to film production costs in 1995, 1996 and 1997, respectively, and the balances were charged to expense in the respective years. See "Capitalized Film Production Costs." The remaining deferred compensation expense of $414,000 will be amortized primarily to operating expense over the related vesting period of the options and will therefore continue to have an adverse effect on Pixar's results of operations. See Note 8 of Notes to Financial Statements.

        Research and Development. Research and development expenses consist primarily of salaries and support for personnel conducting research and development for the RenderMan product and for Pixar's proprietary Marionette and Ringmaster animation and production management software. Research and development expenses increased from $3.0 million in 1995 to $4.5 million in 1996 and to $4.7 million in 1997. Research and development expenses increased in each of 1996 and 1997 as compared to the prior year due to an increase in personnel. To date, all research and development costs not reimbursed by Disney have been expensed as incurred. Pixar expects research and development expenses to further increase. See Note 4 of Notes to Financial Statements.

        Sales and Marketing. Sales and marketing expenses consist primarily of salaries and overhead, as well as public relations, advertising, technical support and trade show costs required to support the software segment. Sales and marketing expenses increased slightly from $1.4 million in 1995 to $1.5 million in each of 1996 and 1997 due to increases in public relations and corporate marketing costs. Pixar believes that sales and marketing expenses will increase in absolute dollars in future periods, particularly in the areas of public relations and corporate marketing. Pixar has not received substantive amounts of reimbursements from Disney for sales and marketing expenses pursuant to the Co-Production Agreement.

        General and Administrative. General and administrative expenses consist primarily of salaries of management and administrative personnel, insurance costs and professional fees. General and administrative expenses increased from $2.5 million in 1995 to $4.2 million in 1996 and to $5.1 million in 1997. The increase in general and administrative expenses from 1995 through 1997 was primarily due to increased general and administrative staffing, increased systems costs and increased facilities costs. Pixar expects general and administrative expenses to further increase in absolute dollars in future periods as Pixar incurs additional costs to expand its administrative staff and facilities. See Note 4 of Notes to Financial Statements.

Other Income, Net

        Other income, net was $715,000 in 1995, $8.0 million in 1996 and $8.8 million in 1997. In 1995, net other income consisted primarily of interest income from investments, amounts received pursuant to settlement of an intellectual property rights dispute and additional gain on the sale of equity securities, offset by net interest expense attributable to interest accrued on a promissory note issued to Pixar's majority shareholder. Other income, net in 1996 and 1997 consisted primarily of interest income from investments made with the net proceeds from Pixar's initial public offering of common stock.

Income Taxes

        Income tax expense from continuing operations of $246,000 for the year ended December 31, 1995 represented federal and state alternative minimum taxes (after utilization of net operating loss carryforwards) on the earnings of Pixar following termination of its S corporation status.

        Income tax expense from continuing operations of $2.0 million and $9.9 million for the years ended December 31, 1996 and 1997, respectively, consisted primarily of state income taxes and federal alternative minimum tax. Income taxes increased from 1995 to 1997 due to increased earnings and to full utilization of state net operating loss carryforwards during 1996. Pixar had net operating loss carryforwards for federal income tax purposes from pre-S corporation years of approximately $3.4 million as of December 31, 1997. See Notes 1 and 7 of Notes to Financial Statements.

Results of Discontinued Operations

        After the Co-Production Agreement was executed, Pixar determined that, despite the fact that Pixar's first CD-ROM titles were successful on relative terms, the resources devoted to its interactive products division would be better allocated to other projects arising from the Co-Production Agreement. Pixar determined in March 1997 to discontinue its business of producing CD-ROM and other interactive products and has redirected the approximately 60 employees in this division to film and related projects within Pixar.

        Discontinued operations, net of income taxes, resulted in losses of $1.7 million and $1.0 million in 1995 and 1996, respectively. Pixar recorded income from discontinued operations, net of taxes, of $234,000 in 1997 primarily due to royalty income received. Pixar anticipates that future royalty income will exceed costs to be incurred in all future periods. See Note 12 of Notes to Financial Statements.

ANTICIPATED NET LOSSES IN 1998 AND THE FIRST HALF OF 1999

        A number of factors are expected to result in net losses in 1998 and in the first half of 1999, as discussed more fully below.

        End of Toy Story Revenues

        Pixar has already recognized the vast majority of the revenue it expects to receive from Toy Story. While relatively minor amounts of revenue may be received by Pixar in subsequent periods from sources such as Toy Story merchandise royalties, Toy Story television airings, and minor remaining international home video sales of Toy Story, Pixar does not expect to recognize any further significant revenue from Toy Story in the future.

        Timing of A Bug's Life and Toy Story Sequel Releases

        A Bug's Life is not expected to be released until the end of 1998 at the earliest, and revenue attributable to A Bug's Life is not expected to be recognized until after all marketing and distribution costs and fees have been recovered by Disney. Recovery of all costs depends on many factors and may not occur until six to twelve months after its release at the earliest, making it likely that Pixar will not recognize any revenue from A Bug's Life until the second half of 1999 at the earliest. In addition, Toy Story Sequel is not expected to be released until the end of 1999 at the earliest. As with A Bug's Life, Pixar does not expect to recognize any revenue from Toy Story Sequel until six to twelve months after its release at the earliest. Therefore Pixar is unlikely to recognize any revenue from Toy Story Sequel until the second half of 2000 at the earliest.

        Limited CD-ROM Income

        Although its first two CD-ROM products were successful on relative terms, Pixar determined in March 1997 to discontinue its business of producing CD-ROM and other interactive products in favor of other opportunities arising, in part, as a result of entering into the Co-Production Agreement. Pixar has not recognized and will not recognize any CD-ROM income from this discontinued operation in 1998 or thereafter, other than royalty income attributable to the two existing Toy Story CD-ROM products. Pixar has reassigned all of the approximately 60 employees previously employed in the CD-ROM division to feature film productions and other departments within Pixar.

        Possible Decline in Sales of RenderMan Due to Shift in Focus

        As a result of Pixar's reduced emphasis on the commercialization of software in favor of products sold for their content, Pixar continues to expect to dedicate less time and resources to distributing and marketing RenderMan than it has in the past and further expects that licensing of RenderMan may decline.

        Increase in Operating Expenses and Tax Rate

        In 1996 and 1997, Pixar significantly increased its operating expenses, and Pixar plans to continue to increase its operating expenses to fund greater levels of research and development and to expand operations. Specifically, Pixar expects its spending levels to increase significantly due to continued investment in proprietary software systems, increased compensation costs as a result of intense competition for animators, creative personnel, technical directors and other personnel, and increased costs associated with the expansion of its facilities. A portion of Pixar's operating expenses that are allocable to film productions are capitalized by Pixar or reimbursed by Disney under the Co-Production Agreement. To the extent that the increases in expenses are not capitalized by Pixar nor paid for by Disney, Pixar's operating expenses will significantly increase in 1998. In addition, in 1998, if the story for the Fourth Film is not approved, Pixar could be required to write-off certain related film costs previously capitalized. Finally, Pixar's tax rate increased in the year ended December 31, 1997 and is likely to increase in future years due to near complete utilization of remaining net operating losses in 1997.


        Impact on Operating Results

        As a result of the above factors, Pixar expects revenue to substantially decline in 1998 as compared to the year ended December 31, 1997. At the same time, Pixar's operating expenses are expected to increase in 1998. Therefore, Pixar expects revenue and operating results in 1998 to decline substantially from revenue and operating results in 1997. Pixar expects operating and net losses in 1998 and in the first half of 1999. Operating results thereafter will depend upon the success of Pixar's next films, starting with A Bug's Life.

DEPENDENCE ON TOY STORY, A BUG'S LIFE AND TOY STORY SEQUEL

        Dependence on Toy Story

        For at least 1998 and the first half of 1999, Pixar's revenue and operating results will again be largely dependent upon whatever remains to be received from Toy Story merchandise royalties, any remaining Toy Story home video revenues and revenue from television airings of Toy Story. Pixar recognized the vast majority of Toy Story home video revenue in 1997 and expects little revenue from Toy Story or related products in 1998 and thereafter. Pixar also expects little or no royalty income from its Toy Story CD-ROM products in 1998 or thereafter. Because A Bug's Life is not expected to be released until the end of 1998 at the earliest, and Toy Story Sequel is not expected to be released until the end of 1999 at the earliest, any other revenues in 1998 and in the first half of 1999 will be primarily dependent upon Pixar's other businesses, from which Pixar expects limited revenue.

        Dependence on A Bug's Life and Toy Story Sequel

        Beyond 1998 and the first half of 1999, Pixar expects to be significantly dependent upon the success of A Bug's Life, Toy Story Sequel, and the Fourth Film (the "Current Projects") and related products. Although development and/or production on each of the Current Projects is underway, there can be no assurance that any of the Current Projects will be successfully produced and released when scheduled or thereafter. There can be no assurance that Pixar will not experience difficulties that could delay or prevent the successful development or production of any of the Current Projects or subsequent animated feature films or related products. If Pixar is unable to produce and develop on a timely basis the Current Projects and subsequent animated feature films and related products that meet with broad market acceptance, Pixar's business, operating results and financial condition will be materially adversely affected.

        The development of the Fourth Film only began in late 1996. Although it is currently targeted for release in 2000, to date there has been no final approval under the Co-Production Agreement of the story treatment or the budget for the Fourth Film and there can be no assurance that it will be released as targeted in 2000. As a result, for the next two or three years, Pixar expects to be significantly dependent upon A Bug's Life and Toy Story Sequel.

        Risks Associated with A Bug's Life

        Under the Co-Production Agreement, Pixar shares the production costs of A Bug's Life. These costs will initially be capitalized as film production costs under SFAS No. 53, Financial Reporting by Producers and Distributors of Motion Picture Films, and then be amortized over the expected revenue stream when revenue is recognized. If A Bug's Life is not an extraordinary box office success similar to Toy Story, the amount of revenue recognized will not be significant, and the capitalized production costs will have to be amortized in large amounts over a limited number of quarters, resulting in significant costs of film revenue in those quarters and, potentially, significant quarterly operating and net losses. Animated feature films that become extraordinary box office successes are rare. Pixar believes, based on available information, that there is a reasonable basis to conclude that of the more than 40 animated feature films introduced since 1990, only two movies generated domestic box office revenues greater than Toy Story, and both of those films were produced and distributed solely by Disney. During at least the last five years, Pixar believes that there has been no fully-animated feature film (other than Toy Story) produced or developed by a studio other than Disney that has achieved more than $65 million in domestic box office revenues. While A Bug's Life will be co-financed, promoted and marketed by Disney, it will have a different look, theme and musical style than Disney's other recent animated films (except for Toy Story), and there can be no assurance that it will have the same audience appeal as Disney's other animated films. For example, The Nightmare Before Christmas, released in 1993, was an animated feature film with a different appearance than traditional, hand drawn cel animated feature films such as Beauty and the Beast, The Lion King, Aladdin, Pocahontas, The Hunchback of Notre Dame and Hercules and did not experience the same box office returns as those films. As a result, A Bug's Life and related products may not generate significant revenue and operating results for Pixar, even if A Bug's Life is critically acclaimed and achieves substantial, but not extraordinary, box office success. See "--Risks Associated with Co-Production Agreement--Dependence on Disney for Distribution and Promotion of Feature Films and Related Products," "Risks of Motion Picture Industry," and "Business--Relationship with Disney. " See also Note 4 of Notes to Financial Statements.

        Risks Associated with Toy Story Sequel.

        As a theatrical feature film release, Toy Story Sequel is subject to the same risks associated with A Bug's Life specified above. In addition, because it is a sequel, there are also risks unique to Toy Story Sequel. With a theatrical sequel, the story concept and characters are not as novel as the original film. In the vast majority of cases in which a film that achieved domestic box office receipts of greater than $100 million was followed by the release of a sequel, the sequel did not perform as well at the box office as the original. This was the case for sequels to such films as Star Wars, Jurassic Park, Home Alone, Jaws, Batman, Raiders of the Lost Ark, Beverly Hills Cop, Ghostbusters and Back to the Future, among others. In many cases, sequels substantially under-perform the original film. In far fewer cases have sequels performed as well or better than the original blockbuster feature film, and in almost all of these cases, the original feature films and related sequels were action-adventure films, such as Lethal Weapon and Die Hard. Accordingly, there can be no assurance that Toy Story Sequel will perform as well as Toy Story at the box office. It is possible that Toy Story Sequel will substantially under-perform the original feature film. In addition, fees and participations paid to key talent on Toy Story Sequel are substantially greater than for the original film, which will have the effect of increasing the cost of the film.

        As a result of these factors and the same factors associated with A Bug's Life, Toy Story Sequel and related products may not generate significant revenue and operating results for Pixar, even if Toy Story Sequel is critically acclaimed and achieves substantial, but not extraordinary, box office success.

        Production Budgets

        Given the escalation in compensation rates of people required to work on the Current Projects, the number of people required to work on the Current Projects, and the equipment needs, the budget for the Current Projects and subsequent films and related products are and will continue to be substantially greater than the budget for Toy Story and will be financed equally by Pixar and Disney under the Co-Production Agreement. In addition, due to production exigencies which are often difficult to predict, Pixar believes that it is not uncommon for film production spending to exceed film production budgets and there can be no assurance that any of the Current Projects can be completed within the budgeted amounts. For example, in order to meet the production schedule, substantially all employees from Pixar's animation services group are expected to be assigned to A Bug's Life for the duration of its production, which will result in a larger production staff than originally anticipated and which will generate additional production costs.

LIQUIDITY RISKS

        Pursuant to the Co-Production Agreement, Pixar will co-finance the next five animated feature films which it produces, including A Bug's Life and the Fourth Film. Pixar will also co-finance Toy Story Sequel on the same basis as the other theatrical films. In the future, Pixar may co-finance other derivative works such as sequels, interactive products and television productions. In addition, Pixar is planning construction of a new headquarters and studio facility in Emeryville, California, construction of which will begin in the first half of 1998 and which may be financed by the use of Pixar's cash. As Pixar does not expect to generate substantial, if any, cash from operations in 1998, the production costs of A Bug's Life, the Fourth Film, Toy Story Sequel and possibly costs of the new Emeryville facility will have a material adverse impact on Pixar's cash and short-term investment balances. As of December 31, 1997, Pixar had approximately $176 million in cash and short-term investments. Pixar believes that these funds will be sufficient to meet its anticipated cash needs for working capital and capital expenditures, including the development and production costs of A Bug's Life, the Fourth Film and Toy Story Sequel, until Pixar begins receiving cash from the release of these films (which is generally not expected to occur until the second half of 1999 at the earliest). However, even if these films generate cash, unless each is a success such that Pixar recovers on a timely basis its share of the production costs, as well as other operating expenses and capital expenditures, Pixar will be required to seek financing for its ongoing commitments under the Co-Production Agreement and any other requirements of its operations. Pixar may also seek additional financing in connection with the expansion of its facilities. See also"--Liquidity and Capital Resources." The sale of additional equity or convertible debt securities would result in additional dilution to Pixar's shareholders. Moreover, there can be no assurance that Pixar will be successful in obtaining future financing, or even if such financing is available, that it will be obtained on terms favorable to Pixar or on terms providing Pixar with sufficient funds to meet its obligations and objectives. The failure to obtain such financing would have a material adverse effect on Pixar's business, operating results and financial condition.

CAPITALIZED FILM PRODUCTION COSTS

        Although Disney funded the entire production of Toy Story, Pixar contractually guaranteed certain of the film budget overages and was liable to Disney for those amounts under the original Feature Film Agreement. Because these are "production costs" under SFAS No. 53, the costs were capitalized and amortized against film revenue. During 1996, Pixar's budget overage liability of $2.3 million owed to Disney was satisfied through Disney's deduction of that amount from Pixar's share of Toy Story revenues. In 1997, Pixar recovered these overages from Disney when Toy Story reached certain predefined criteria in the Feature Film Agreement (see "Results of Operations--Revenues"). Film production costs of $1.6 million and $1.5 million were amortized against film revenue in 1996 and 1997, respectively. Since substantially all Toy Story revenue has been recognized, all significant related capitalized film costs have been amortized as of December 31, 1997.

        Pixar had $28.6 million in capitalized film production costs as of December 31, 1997, consisting primarily of costs relating to A Bug's Life, Toy Story Sequel and the Fourth Film, all of which are being co-financed by Disney under the Co-Production Agreement. See Notes 1 and 4 of Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

        Cash and short-term investments increased from $161.0 million at December 31, 1996 to $176.0 million at December 31, 1997 due primarily to net proceeds of $14.9 million from Disney in connection with the sale of 1,000,000 shares of Pixar Common Stock and the issuance of two warrants to purchase an aggregate of 1,500,000 shares of Common Stock. See Note 6 of Notes to Financial Statements.

        Cash provided by operating activities in 1995 primarily consisted of net income resulting from patent licensing revenue of $6.5 million and an increase in accrued liabilities, somewhat offset by growth in other receivables. Cash provided by operating activities in 1996 primarily consisted of net income resulting from film revenues related to Toy Story and from the cash portion of patent licensing revenue totaling $6.0 million. In 1997, cash provided by operating activities largely consisted of net income of $22.2 million primarily resulting from film revenues related to Toy Story as well as growth in accounts payable and accrued liabilities and a tax benefit from disqualifying dispositions. Cash used in investing activities in 1995 and 1996 primarily consisted of investments in short-term securities. In 1997, cash used in investing activities primarily consisted of investments in short term securities, capitalized film production costs and purchase of property and equipment, as described below, offset by net proceeds from maturities of short term investments. Cash flows provided by financing activities in 1995 primarily consisted of the net proceeds of approximately $139.7 million from Pixar's initial public offering of Common Stock. Cash used in financing activities in 1996 primarily consisted of the repayment of the note payable to the majority shareholder. In 1997, cash flows provided by financing activities primarily consisted of the net proceeds of approximately $14.9 million from sale of stock to Disney in conjunction with the signing of the Co-Production Agreement. See
Note 4 and Note 6 of Notes to Financial Statements.

        At December 31, 1997, Pixar's capital commitments primarily consisted of obligations to fund production costs of films and derivative products under the Co-Production Agreement and costs related to a new studio facility, both discussed below. Pixar also has obligations to pay portions of any revenue derived from each feature film produced under the Co-Production Agreement to its entertainment law firm in consideration for services rendered and obligations under operating leases. See
Note 9 of Notes to Financial Statements. Pixar expects 1998 cash expenditures for capital equipment to be approximately $6.0 million, excluding costs related to the new studio facility discussed below.

        Film Production Costs Under Co-Production Agreement. Under the Co-Production Agreement, in order to fund several films in various stages of development and production, Pixar's share of direct film costs and other costs benefiting the productions is expected to total approximately $42 million in 1998, which will directly impact working capital.

        New Studio Facility. In May 1997, Pixar exercised its option (which option Pixar purchased in 1996) and paid $5.8 million to purchase approximately 15 acres of land in Emeryville, California to build a new headquarters and studio facility. For the new facility, Pixar incurred total capital expenditures of $7.7 million in 1997, inclusive of the property costs, and expects to spend approximately $17 million in 1998. To date, Pixar has chosen to use its existing cash resources to fund construction costs. Pixar may continue to use its cash resources for such expenditures, or may choose to finance such capital expenditures through issuance of additional equity or debt securities, by obtaining a credit facility or by some other financing mechanism.

        As of December 31, 1997, Pixar's principal source of liquidity was approximately $176.0 million in cash and short-term investments. Pursuant to the Co-Production Agreement, Pixar will co-finance the next five animated feature films which it produces, including A Bug's Life and the Fourth Film. Pixar will also co-finance Toy Story Sequel on the same basis as the other theatrical films. In the future, Pixar may co-finance other derivative works such as theatrical sequels, direct to home video sequels, interactive products and television productions. As Pixar does not expect to generate substantial, if any, cash from operations in 1998, the production costs of A Bug's Life, the Fourth Film and Toy Story Sequel are expected to have a material adverse impact on Pixar's cash and short-term investment balances. Pixar believes that available funds will be sufficient to meet its anticipated cash needs for working capital and capital expenditures, including the production costs of A Bug's Life, the Fourth Film and Toy Story Sequel, until Pixar begins receiving cash from the release of these films (which is generally not expected to occur until the second half of 1999). However, even if these films generate cash, unless each is a success such that Pixar recovers on a timely basis its share of the production costs, as well as other operating expenses and capital expenditures, Pixar will be required to seek financing for its ongoing commitments under the Co-Production Agreement and any other requirements of its operations. Pixar may also seek additional financing in connection with the expansion of its facilities. The sale of additional equity or convertible debt securities would result in additional dilution to Pixar's shareholders. Moreover, there can be no assurance that Pixar will be successful in obtaining future financing, or even if such financing is available, that it will be obtained on terms favorable to Pixar or on terms providing Pixar with sufficient funds to meet its obligations and objectives. The failure to obtain such financing would have a material adverse effect on Pixar's business, operating results and financial condition.

Independent Auditors' Report

The Board of Directors and Shareholders
Pixar:

        We have audited the accompanying balance sheets of Pixar as of December 31, 1996 and 1997 and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of Pixar's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pixar as of December 31, 1996 and 1997, and the results of its operation and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                      KPMG PEAT MARWICK LLP

San Francisco, California
January 30, 1998

                                           PIXAR
                                       BALANCE SHEETS
                             (In thousands, except share data)


                                                                                         DECEMBER 31,
                                                                                    1996              1997
                                                                                  ---------        ---------
                                     ASSETS
  Current assets:
     Cash and cash equivalents                                                    $  44,648        $ 101,847
     Short-term investments                                                         116,321           74,198
     Trade accounts receivable, net of allowance for returns and doubtful
       accounts of $259 and $257 in 1996 and 1997, respectively                         929            1,321
     Other receivables                                                                3,399            2,667
     Prepaid expenses and other current assets                                          982              781
     Net assets - discontinued operations                                             1,469                2
     Capitalized film production costs, current portion                               1,372             --
                                                                                  ---------        ---------

               Total current assets                                                 169,120          180,816

  Property and equipment, net                                                         4,655           21,462
  Capitalized film production costs, net of current portion                           1,578           28,589
  Other assets                                                                        1,588              201
                                                                                  ---------        ---------

              Total assets                                                        $ 176,941        $ 231,068
                                                                                  =========        =========

                                    LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
    Accounts payable                                                              $   1,060        $   1,694
    Income taxes payable                                                               --              1,776
    Payable to Disney                                                                  --              2,162
    Accrued liabilities                                                               4,740            7,276
    Unearned revenue                                                                    337              860
                                                                                  ---------        ---------

              Total current liabilities                                               6,137           13,768
                                                                                  ---------        ---------

  Commitments and contingencies

  Shareholders' equity:
  Preferred stock, no par value; 5,000,000 shares authorized and no
    shares issued and outstanding                                                      --               --
  Common stock, no par value; 100,000,000 shares authorized;
    39,413,102 and 42,410,707 shares issued and outstanding
    as of December 31, 1996 and 1997, respectively                                  187,308          210,902
  Unrealized gain (loss) on investments                                                 (48)              29
  Deferred compensation                                                              (1,049)            (414)
  Retained earnings (accumulated deficit)                                           (15,407)           6,783
                                                                                  ---------        ---------
              Total shareholders' equity                                            170,804          217,300
                                                                                  ---------        ---------
              Total liabilities and shareholders' equity                          $ 176,941        $ 231,068
                                                                                  =========        =========



                See accompanying notes to financial statements.

                                           PIXAR
                                 STATEMENTS OF OPERATIONS
                          (In thousands, except per share data)


                                                                               Year Ended December 31,
                                                                         1995            1996            1997
                                                                       --------        --------        --------
Revenues:
   Software                                                            $  3,144        $  3,297        $  4,499
   Animation services                                                     2,469           3,947           1,556
   Film                                                                    --            18,847          26,914
   Patent licensing                                                       6,500           9,127           1,730
                                                                       --------        --------        --------
                  Total revenues                                         12,113          35,218          34,699
                                                                       --------        --------        --------

Cost of revenues:
   Software                                                                 513             113              81
   Animation services                                                     1,873           3,041             973
   Film                                                                    --             1,551           1,484
                                                                       --------        --------        --------
                  Total cost of revenues                                  2,386           4,705           2,538
                                                                       --------        --------        --------
                  Gross profit                                            9,727          30,513          32,161
                                                                       --------        --------        --------
Operating expenses:
   Research and development                                               2,994           4,501           4,712
   Sales and marketing                                                    1,392           1,471           1,450
   General and administrative                                             2,479           4,249           5,129
   Operating expense reimbursement                                         --              --            (2,184)
                                                                       --------        --------        --------
                  Total operating expenses                                6,865          10,221           9,107
                                                                       --------        --------        --------
                  Income from continuing operations                       2,862          20,292          23,054

Other income, net                                                           715           8,033           8,766
                                                                       --------        --------        --------
                  Income from continuing operations before taxes          3,577          28,325          31,820
Income tax expense                                                          246           1,983           9,864
                                                                       --------        --------        --------
                  Income from continuing operations                       3,331          26,342          21,956

Income (loss) from discontinued operations (includes income tax benefit of $126 and $77 in 1995 and 1996, respectively, and
   income tax expense of $105 in 1997)                                   (1,704)         (1,023)            234
                                                                       --------        --------        --------
                  Net income                                           $  1,627        $ 25,319        $ 22,190
                                                                       ========        ========        ========
Basic net income per share from continuing operations                  $   0.26        $   0.68        $   0.53
Basic net income (loss) per share from discontinued operations            (0.13)          (0.02)           0.01
                                                                       --------        --------        --------
Basic net income per share                                             $   0.13        $   0.66        $   0.54
                                                                       ========        ========        ========
Shares used in computing basic net income (loss) per share               12,955          38,632          41,224
                                                                       ========        ========        ========
Diluted net income per share from continuing operations                $   0.10        $   0.56        $   0.46
Diluted net income (loss) per share from discontinued operations          (0.05)          (0.02)           0.00
                                                                       --------        --------        --------
Diluted net income per share                                           $   0.05        $   0.54        $   0.46
                                                                       ========        ========        ========
Shares used in computing diluted net income (loss) per share             33,216          46,989          48,144
                                                                       ========        ========        ========



                 See accompanying notes to financial statements.

                                          PIXAR
                       STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                      (In thousands)




                                                                                   Unrealized               Retained      Total
                                                                                      Gain                  Earnings      Share-
                                          Preferred Stock         Common Stock      (Loss) on   Deferred    (Accum-      holders'
                                      ---------------------  --------------------    Invest-     Compen-     ulated       Equity
                                        Shares     Amount      Shares     Amount      ments      sation      Deficit)   (Deficit)
                                      ---------   ---------  ---------  ---------   ---------   ---------   ---------   ---------
Balances, December 31, 1994                --          --           20  $  48,255   $      63        --     $ (49,993)  $  (1,675)

Recapitalization (conversion of note
   payable to the majority shareholder
   and existing common stock into
   Series A preferred stock and
   common stock)                         10,000   $  47,900      9,980    (46,288)       --          --          --         1,612
Recapitalization of S corporation
   net operating losses                    --          --         --       (7,640)       --          --         7,640        --
Exercise of stock options                  --          --        1,386        277        --          --          --           277
Deferred compensation related to
   grant of stock options                  --          --         --        3,680        --     $  (3,680)       --          --
Amortization of deferred
   compensation                            --          --         --         --          --         1,419        --         1,419
Conversion of existing preferred
   stock into common stock              (10,000)    (47,900)    20,000     47,900        --          --          --          --
Initial public offering, net of
   expenses of $1,892                      --          --        6,900    139,661        --          --          --       139,661
Unrealized gain on investments             --          --         --         --            76        --          --            76
Realized gain on investment                --          --         --         --           (90)       --          --           (90)
Net income                                 --          --         --         --          --          --         1,627       1,627
                                      ---------   ---------  ---------  ---------   ---------   ---------   ---------   ---------
Balances, December 31, 1995                --          --       38,286    185,845          49      (2,261)    (40,726)    142,907

Exercise of stock options,
   including tax benefit from
   disqualifying dispositions              --          --        1,127      1,463        --          --          --         1,463
Amortization of deferred
   compensation                            --          --         --         --          --         1,212        --         1,212
Unrealized loss on investments             --          --         --         --           (97)       --          --           (97)
Net income                                 --          --         --         --          --          --        25,319      25,319
                                      ---------   ---------  ---------  ---------   ---------   ---------   ---------   ---------
Balances, December 31, 1996                --          --       39,413    187,308         (48)     (1,049)    (15,407)    170,804

Exercise of stock options,
   including tax benefit from
   disqualifying dispositions              --          --        1,998      8,709        --          --          --         8,709
Issuance of common stock and
   warrants, net of expenses of $115       --          --        1,000     14,885        --          --          --        14,885
Amortization of deferred
   compensation                            --          --         --         --          --           635        --           635
Unrealized gain on investments             --          --         --         --            77        --          --            77
Net income                                 --          --         --         --          --          --        22,190      22,190
                                      ---------   ---------  ---------  ---------   ---------   ---------   ---------   ---------
Balances, December 31, 1997                --          --       42,411  $ 210,902   $      29   $    (414)  $   6,783   $ 217,300
                                      =========   =========  =========  =========   =========   =========   =========   =========





                 See accompanying notes to financial statements.

                                      PIXAR
                            STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                                           Year Ended December 31,
                                                                                         1995       1996        1997
                                                                                      ---------   ---------   ---------
Cash flows from operating activities:
   Net income                                                                         $   1,627   $  25,319   $  22,190
   Adjustments to reconcile net income to net cash provided by operating activities:
      Discontinued operations                                                             1,704       1,023        (234)
      Amortization of deferred compensation, net of
        capitalization                                                                    1,127       1,168         611
      Non-cash revenue attributable to film overbudget                                     --        (2,324)       --
      Depreciation and amortization                                                         467         732       3,182
      Amortization of capitalized film production costs                                    --         1,551       1,484
      Tax benefit from disqualifying dispositions                                          --         1,236       7,688
      Licenses exchanged for equipment                                                     --        (1,465)     (1,594)
      Loss on disposition of property and equipment                                          13        --           718
      Gain on sale of equity securities                                                     (90)       --          --
      Changes in operating assets and liabilities:
        Trade accounts receivable                                                          (473)       (144)       (392)
        Other receivables                                                                (1,625)     (1,614)        732
        Prepaid expenses and other current assets                                           (85)       (673)        288
        Accounts payable                                                                     86         318         634
        Other liabilities                                                                 2,456       1,539       4,698
        Income taxes payable                                                               --          --         1,776
        Unearned revenue                                                                   (142)         68         584
                                                                                      ---------   ---------   ---------
            Net cash provided by continuing operations                                    5,065      26,734      42,365
            Net cash provided by (used in) discontinued operations                       (1,688)     (2,508)      1,701
                                                                                      ---------   ---------   ---------
            Net cash provided by operating activities                                     3,377      24,226      44,066
                                                                                      ---------   ---------   ---------
Cash flows from investing activities:
   Purchase of property and equipment                                                      (968)     (2,371)    (17,761)
   Proceeds from sale of property and equipment                                              33        --            31
   Proceeds from sale of short term securities                                               90     175,360     169,210
   Investments in short term securities                                                 (46,953)   (244,776)   (127,010)
   Capitalized film production costs                                                       --        (1,840)    (27,098)
   Other assets                                                                            (497)     (1,091)       (145)
                                                                                      ---------   ---------   ---------
       Net cash used in investing activities                                            (48,295)    (74,718)     (2,773)
                                                                                      ---------   ---------   ---------
Cash flows from financing activities:
   Net proceeds from initial public offering                                            139,661        --          --
   Net proceeds from issuance of common stock and warrants                                 --          --        14,885
   Proceeds from exercised stock options                                                    277         227       1,021
   Proceeds from (repayment of) note payable to shareholder                               2,225      (2,373)       --
                                                                                      ---------   ---------   ---------
      Net cash provided by (used in) financing activities                               142,163      (2,146)     15,906
                                                                                      ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents                                     97,245     (52,638)     57,199
Cash and cash equivalents at beginning of period                                             41      97,286      44,648
                                                                                      ---------   ---------   ---------
Cash and cash equivalents at end of period                                            $  97,286   $  44,648   $ 101,847
                                                                                      =========   =========   =========
Supplemental disclosure of cash flow information:
        Cash paid during the period for income taxes                                  $     172   $     523   $     390
                                                                                      =========   =========   =========
Supplemental disclosure of non-cash investing and financing activities:
        Credits used to purchase equipment                                            $      --   $   3,127   $   1,730
                                                                                      =========   =========   =========
        Film overbudget reductions                                                    $      --   $   3,324   $      --
                                                                                      =========   =========   =========
        Non-cash film production costs capitalized                                    $   3,616   $      44   $      24
                                                                                      =========   =========   =========
        Conversion of note payable to shareholder, and accrued
        interest, to equity                                                           $   1,612   $      --   $      --
                                                                                      =========   =========   =========
        Accrual of stock option deferred compensation                                 $   3,680   $      --   $      --
                                                                                      =========   =========   =========
        Unrealized gain (loss) on investments                                         $     (14)  $     (97)  $      77
                                                                                      =========   =========   =========


                See accompanying notes to financial statements.

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

        Cash and Cash Equivalents

        Pixar considers all highly liquid instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents as of December 31, 1997 consisted primarily of U.S. Treasury Bills, demand notes, commercial paper and government agency bonds.

        Short-Term Investments

        Pixar has classified its investments as "available-for-sale." Such investments are recorded at fair value, and unrealized gains and losses, if material, are reported as a separate component of equity until realized. Interest income is recorded using an effective interest rate with the associated premium or discount amortized to interest income. The cost of securities sold is based upon the specific identification method.

        Property and Equipment

        Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the related lease term or the life of the improvement.

        Film Production Costs

        Film production costs include costs to develop and produce computer animated motion pictures, mainly salaries, equipment and overhead. Film production costs in excess of reimbursable amounts are capitalized. Once a film is released, any film production costs capitalized will be amortized in the proportion that the revenue during the year for each film bears to the estimated revenue to be received from all sources under the individual film forecast method. Estimates of anticipated total gross revenues will be reviewed periodically and revised when necessary. Unamortized film production costs will be compared with net realizable value each reporting period on a film-by-film basis. If estimated gross revenues are not sufficient to recover the unamortized film production costs, the unamortized film production costs will be written down to net realizable value. The costs of released feature films are classified as current assets to the extent such costs are expected to be recovered from primary markets. Costs of released feature films recoverable from secondary markets and unreleased films are classified as noncurrent assets.

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

        Revenue Recognition

        Compensation based on the revenues from the distribution of animated feature films and related products is recognized as earned and reasonably estimable. The related revenue cycle is generally five to seven years, with the substantial majority expected to be recognized in the first two years. Software licensing revenue is recognized upon shipment if there are no significant vendor obligations and if collection is probable. Animation service revenues are recognized on the percentage-of-completion method of accounting. Patent licensing revenue is recognized upon release of the rights to the technology.

        Financial Instruments and Concentration of Credit Risk

        The carrying value of financial instruments, including marketable securities and accounts receivable, approximate fair value. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable. The Company invests its excess cash in a variety of investment grade, interest-bearing securities with a major bank. This diversification of risk is consistent with the Company's policy to ensure safety of principal and maintain liquidity.

        Excluding its software business, the Company's revenue is concentrated in a few large customers, as outlined in Note 10. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

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

        Income Taxes

        Pixar utilizes SFAS No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for income taxes.

        Net Income per Share

        On October 1, 1997, Pixar adopted SFAS No. 128, Earnings per Share. In accordance with SFAS No. 128, basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period and using the treasury stock method for options and warrants (see Note 11). On February 3, 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin
(SAB) No. 98 which supersedes the previous method used, SAB No. 83, for the calculation of earnings per share in periods including or prior to initial public offerings. The Company has restated net income per share in accordance with SAB No. 98 and SFAS No. 128.

        Reclassifications

        Certain amounts reported in previous years have been reclassified to conform to the 1997 financial statement presentation.

        Stock Option Plans

        The Company uses the intrinsic value-based method to account for all of its employee stock-based compensation plans.

        Recently Issued Accounting Pronouncements

        In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. The Company is in the process of determining its preferred format. This Statement is effective for fiscal years beginning after December 15, 1997.

        Also, in June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Statement establishes standards for companies to report information about operating segments in annual and interim financial statements. The Company is in the process of determining its preferred format. This Statement is effective for financial statements for periods beginning after December 15, 1997.

        In October 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-2, Software Revenue Recognition. The Company will be required to adopt SOP 97-2 for software transactions entered into beginning January 1, 1998, and retroactive application to years prior to adoption is prohibited. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, postcontract customer support, etc.) to be allocated to each element based on the relative values of the elements and revenue of each element to be recognized individually using the most appropriate accounting method. The Company believes that adoption of SOP 97-2 will not have a material impact on the Company's results of operations.

(2)     SHORT-TERM INVESTMENTS

        All investments were considered available-for-sale securities and consisted of the following (in thousands):


                                               UNREALIZED UNREALIZED     ESTIMATED
                                       COST      GAINS      LOSSES       FAIR VALUE
                                    ----------------------------------------------
        DECEMBER 31, 1996:

        U.S. Treasury Bills         $  39,186         --     $     (33)  $  39,153
        Demand notes                   22,106         --            --      22,106
        Commercial paper               20,000         --            --      20,000
        Federal Agency obligations     69,495  $       6           (21)     69,480
        Banker's Acceptances            4,886         --            --       4,886
                                    ----------------------------------------------
                                    $ 155,673  $       6     $     (54)  $ 155,625
                                    ==============================================

        DECEMBER 31, 1997:

        U.S. Treasury Bills         $  41,993  $      27            --   $  42,020
        Demand notes                   77,817         --            --      77,817
        Commercial paper               16,474         --            --      16,474
        Federal Agency obligations     32,175          2            --      32,177
        Time Deposits                   5,000         --            --       5,000
                                    ----------------------------------------------
                                    $ 173,459  $      29            --   $ 173,488
                                    ==============================================

        The contractual maturities of available-for-sale debt securities as of December 31, 1997, regardless of their balance sheet classification, are as follows (in thousands):

                                                      COST     FAIR VALUE
                                                  ------------------------
        Due within one year                          $158,501   $158,523
        Due after one year through five years          14,958     14,965
                                                  ------------------------
                                                     $173,459   $173,488
                                                  ========================

 (3)    BALANCE SHEET COMPONENTS

        Selected balance sheet components are as follows (in thousands):



                                                                DECEMBER 31,
                                                            1996           1997
                                                          -------        -------
Property and equipment:
  Land                                                       --          $ 7,669
  Equipment                                               $ 6,238         14,751
  Leasehold improvements                                    1,007          2,867
  Construction in proces                                     --            1,571
                                                          -------        -------
                                                            7,245         26,858
Less accumulated depreciation and  amortization             2,590          5,396
                                                          -------        -------
                                                          $ 4,655        $21,462
                                                          =======        =======

Accrued liabilities:
  Employee-related expenses                               $ 2,249        $ 4,213
  Professional services                                     1,544          1,375
  Other                                                       947          1,688
                                                          -------        -------
                                                          $ 4,740        $ 7,276
                                                          =======        =======


(4)     FEATURE FILM AND CO-PRODUCTION AGREEMENTS

        Feature Film Agreement

        In 1991, Pixar entered into a feature film agreement with Walt Disney Pictures, a wholly owned subsidiary of Walt Disney Pictures and Television (together with its subsidiaries and affiliates collectively referred to herein as "Disney"), to develop and produce up to three computer animated feature films (the "Feature Film Agreement"). Pixar is entitled to receive compensation based on revenue from the distribution of these films and related products. In 1995, Pixar released its first feature film under the terms of the Feature Film Agreement, Toy Story. Under that agreement, Disney fully funded Toy Story production costs. All production costs incurred by Pixar were reimbursed by Disney on a current basis, and recorded by Pixar as cost reimbursements. Accordingly, no revenues were recorded.

        The Feature Film Agreement provided that, if production costs for Toy Story exceeded the agreed-upon budget, Pixar was obligated to fund certain of the cost overages, but was entitled to recover those cost overages if Toy Story met certain criteria with respect to profitability. Pixar's share of the film cost overage was approximately $3,300,000 as of December 31, 1995, which was reduced by $1,000,000 during the year ended December 31, 1996. Additional costs capitalized as Toy Story film production costs in the three year period ended December 31, 1997 included amortization of deferred compensation expense and certain participation fees. Based on the individual film forecast method, Toy Story film production costs were fully amortized by the year ended December 31, 1997.

        Co-Production Agreement

        In February 1997, Pixar and Disney entered into a new co-production agreement (the Co-Production Agreement) which now governs all films made by Pixar since Toy Story. Films in development or production at Pixar as of December 31, 1997 include A Bug's Life, Toy Story Sequel, and Pixar's fourth film (the "Fourth Film"). Under the Co-Production Agreement, Pixar, on an exclusive basis, will produce five computer animated theatrical motion pictures (the Pictures) for distribution by Disney. A Bug's Life and the Fourth Film count toward the five Pictures, whereas Toy Story Sequel is a derivative work that will not count toward the five Pictures. However, Pixar and Disney have agreed that all provisions of the Co-Production Agreement applicable to the Pictures will also apply to Toy Story Sequel. Pixar and Disney will co-own, co-brand and co-finance the production costs of the Pictures, and will share equally in the profits of each Picture and any related merchandise and other ancillary products, after recovery of all marketing, distribution and other predefined fees and costs. The Co-Production Agreement generally provides that Pixar will produce each Picture and Disney will control decisions relating to film marketing and distribution.

        The total film production costs and related amounts capitalized are as follows (in thousands):

                                                                             TOTAL AS OF
                                               1995 AND      DECEMBER 31,    DECEMBER 31,
                                                 PRIOR      1996      1997      1997
                                               --------   --------  --------  --------
RELEASED FILM:
Disney production costs (unaudited)            $ 18,845   $    754      --    $ 19,599
Pixar reimbursed film production  costs           8,069         53      --       8,122
                                               ---------------------------------------
  Total film production costs  (unaudited)     $ 26,914   $    807      --      27,721
                                               ===========================

Disney reimbursements of budgeted
      costs and approved overages (unaudited)                                 (25,396)
Amortization of deferred compensation                                             360
Participation fees                                                                350
Amortization of film production  costs                                         (3,035)
                                                                              --------
  Total film production costs
    capitalized for released films                                                  --
                                                                              --------

FILMS IN PROCESS:
Pixar production costs                             --         --    $ 28,339    28,339
Disney production funding (unaudited)          $  2,807   $ 17,782     7,750    28,339
                                               ---------------------------------------
  Total film production costs (unaudited)      $  2,807   $ 17,782  $ 36,089    56,678
                                               =============================
Disney reimbursements of
  production costs (unaudited)                                                 (28,339)
Participation fees                                                                 250
                                                                              --------
  Total film production costs
    capitalized for films in process                                            28,589
                                                                              --------
   Total film production costs capitalized                                    $ 28,589
                                                                              ========


        Under the Co-Production Agreement, certain operating expenses benefiting the productions, such as certain research and development and certain general and administrative expenses, are paid half by Pixar and half by Disney. From the date of the Co-Production Agreement, the Company recorded the following amounts reimbursed by Disney as offsets to the following expense categories (in thousands):

                                       February 24 to
                                        December 31,
                                            1997
                                       --------------
Research and development                   $2,012
General and administrative                  1,277
                                           ------
     Total                                 $3,289
                                           ======

        Since the Co-Production Agreement begins with Pixar's next films, A Bug's Life and Toy Story Sequel, both in various stages of production in 1996 and 1997, Pixar was entitled to reimbursement for Disney's share of certain of Pixar's operating expenses incurred in 1996 and the first two months of 1997, prior to signing the Co-Production Agreement. The determination of this $2,184,000 one-time operating expense reimbursement was finalized in the quarter ended September 30, 1997. The amount recorded represented reimbursements of the following expense categories (in thousands):

                                              Year Ended        January 1 to
                                           December 31, 1996   February 24, 1997      Total
                                           -----------------   -----------------      -----
Research and development                         $  936            $  179            $1,115
General and administrative                          620               449             1,069
                                           -----------------   -----------------      -----
    Total                                        $1,556            $  628            $2,184
                                           =================   =================     ======


        There were no reimbursements receivable from Disney for Toy Story as of December 31, 1996 and December 31, 1997. The reimbursements receivable from Disney for A Bug's Life was $1,313,000 as of December 31, 1996. The reimbursements receivable from Disney for Toy Story Sequel was $617,000 as of December 31, 1996. All of these items are included in other receivables on the accompanying balance sheet. At December 31, 1997 the Disney payable of $2,162,000 consisted of advances in excess of Disney's actual share of expenditures for all films.

(5)     PATENT LICENSING ARRANGEMENTS

        As of December 31, 1995, fees of $6,500,000 were recognized on the licensing of certain patents.

        For the year ended December 31, 1996, fees of $9,127,000 were recognized on the licensing of certain patents. The Company delivered all rights to utilize the technology underlying the license to the licensee, and received a non-refundable fixed-fee payment of $6,000,000 in cash and $5,000,000 of credits for products to be purchased from the licensee by Pixar over the next four years. Following the release of the rights to utilize the patents to the licensee, Pixar maintained no significant vendor obligations to the licensee, so the Company recognized as revenue the fixed and determinable amounts of the $6,000,000 cash payment received, plus $3,127,000 that represented the portion of the credits Pixar used during the year ended December 31, 1996. Patent licensing revenue of $1,730,000 recognized in 1997 represents additional credits used. The remaining $143,000 of credits are expected to be utilized in 1998.

(6)     RELATED PARTY TRANSACTIONS

        Notes Payable to Shareholder

        As of December 31, 1995, Pixar had a $2,225,000 note payable to the majority shareholder, plus accrued interest of $148,000, which bore simple variable interest equal to prime rate revised quarterly (8.75% as of December 31, 1995). The note plus accrued interest was repaid in January 1996.

      Disney

        In conjunction with signing the Co-Production Agreement, Disney purchased for cash 1,000,000 shares of Pixar Common Stock, which Disney has agreed to hold for at least three years, and two warrants each exercisable for five years: one warrant to purchase 750,000 shares of Common Stock at an exercise price of $20.00 per share and another warrant to purchase 750,000 shares of Common Stock at an exercise price of $25.00 per share. Pixar granted certain registration rights for the shares issuable upon exercise of the warrants. Upon consummation of this agreement in March 1997, Pixar received net proceeds of $14,885,000.

(7)     INCOME TAXES

        Pixar elected to be treated as an S corporation for federal income tax purposes as of January 1, 1992. The S corporation status was terminated as a result of the recapitalization described in Note 8. Accordingly, Pixar was taxed as a C corporation following the recapitalization.

        The components of income taxes from continuing operations are as follows (in thousands):


                                                                    YEAR ENDED DECEMBER 31,
                                                          1995              1996              1997
                                                         ------------------------------------------
    Income taxes:
       Current:
         Federal                                         $  203            $  340            $  944
         State                                               43               136             1,288
         Foreign                                             --                --                26
                                                         ------------------------------------------
         Total current taxes                                246               476             2,258
                                                         ------------------------------------------
      Charge in lieu of taxes attributable to
          employer stock option plans                      --               1,507             7,606
                                                         ------------------------------------------
         Total tax provision                             $  246            $1,983            $9,864
                                                         ==========================================

        The following tabulation reconciles the statutory corporate federal income tax expense (benefit) (computed by multiplying Pixar's income from continuing operations, before income taxes by 34% for the years ended December 31, 1995 and 1996 and 35% for the year ended December 31, 1997) to Pixar's income tax expense (in thousands):


                                                                    YEAR ENDED DECEMBER 31,
                                                          1995              1996              1997
                                                         ------------------------------------------
Expected income tax expense                              $  1,216        $  9,631           $11,137
State income taxes, net of federal tax effect                  15             882             1,742
Change in beginning of year valuation
allowance                                                  (1,028)         (9,179)           (3,370)
Alternative minimum tax                                       --              611               --
Other, net                                                     43              38               355
                                                         ------------------------------------------
        Income taxes                                     $    246         $ 1,983          $  9,864
                                                         ==========================================

        The tax effects of temporary differences attributable to continuing operations that give rise to significant portions of the deferred tax assets are presented below (in thousands):

                                                              DECEMBER 31,
                                                         1996            1997
                                                       --------        --------
Deferred tax assets:
Deferred compensation                                  $  1,016        $    733
Capitalized film costs                                      539           5,981
Capitalized research expenses                               210             134
Credit carryforwards                                        748           1,490
Net operating loss carryforwards                          7,749           1,207
Reserves and accruals                                       348           1,536
                                                       --------        --------
 Total gross deferred  tax assets                        10,610          11,081
 Valuation allowance                                    (10,610)        (11,081)
                                                       --------        --------
        Net deferred tax assets                        $   --          $   --
                                                       ========        ========

        Pixar has a valuation allowance as of December 31, 1997 which fully offsets its gross deferred tax assets due to the fact that there is no guarantee the Company will generate sufficient taxable income in the future to be able to realize any or all of the deferred tax assets. The increase in the valuation allowance for the year ended December 31, 1997 was $471,000.

        Included in the deferred tax assets above is approximately $7,600,000 related to stock option compensation for which the benefit when realized will be an adjustment to equity. As of December 31, 1997, Pixar had net operating loss carryforwards from pre-S corporation years of approximately $3,400,000 for federal income tax purposes. Pixar has research credit carryforwards of approximately $700,000 for federal income tax purposes. In addition, Pixar has alternative minimum tax credit carryforwards for federal income tax purposes of approximately $400,000. If not utilized, the federal operating loss and research credit carryforwards will expire in years 2004 through 2012.

(8)     SHAREHOLDERS' EQUITY

        Recapitalization and Stock Split

        As of December 31, 1994, Pixar had 100,000 shares of common stock authorized, 20,000 shares of common stock issued and outstanding, and no preferred stock authorized, issued and outstanding. In April 1995, the sole shareholder approved the recapitalization of Pixar, whereby the 20,000 shares of common stock then outstanding and a note payable to the sole shareholder were converted into 9,999,999 shares of Series A preferred stock and 10,000,002 shares of common stock.

        In October 1995, the Board of Directors approved a two-for-one stock split of the common stock. The 1995 financial statements have been retroactively restated to reflect the effect of the stock split on the common stock.

        Initial Public Offering

        In November 1995, Pixar completed an IPO of 6,900,000 shares of common stock for $22 per share, which resulted in proceeds to the Company of approximately $139,700,000, net of issuance costs of approximately $1,900,000.

        Deferred Compensation

        Pixar recorded deferred compensation of $3,680,000 for the difference between the grant price and the deemed fair value of the common stock underlying certain options granted in 1995. This amount is being amortized over the vesting period of the individual options, generally four years. Amortization of deferred compensation was approximately $1,419,000, $1,212,000 and $635,000 for the years ended December 31, 1995, 1996 and 1997, respectively. Of these amounts $292,000, $44,000 and $24,000 were capitalized as film production costs in 1995, 1996 and 1997, respectively. The remaining amounts of $1,127,000, $1,168,000 and $611,000 were expensed in 1995, 1996 and 1997, respectively.

        Stock Option Plans

        Pixar has stock option plans for employees, consultants and nonemployee directors which provide incentive and nonstatutory stock options. The option exercise price for incentive stock options is not less than the fair market value at the grant date. Nonstatutory options are granted at prices and terms determined by the Board of Directors, or a committee of the Board of Directors. Employee and consultant options generally vest 25% per year over four years. Initial grants to non-employee directors vest one-third annually for three years; subsequent grants vest after one year. All options have a term not greater than 10 years from the date of grant. As of December 31, 1997, Pixar had 15,472,321 shares reserved for issuance under the plans.

         A summary of stock options outstanding as of December 31, 1995, 1996 and 1997 were as follows:


                                                      Weighted-average
                                         Shares        exercise price
                                         ------        --------------
Outstanding at January 1, 1995                 --        $      --
    Granted                            10,641,400             0.89
    Exercised                          (1,386,500)            0.20
    Forfeited                            (114,000)            0.20
                                       ----------
Outstanding at December 31,1995         9,140,900             1.00
    Granted                             1,297,000            15.18
    Exercised                          (1,126,602)            0.20
    Forfeited                            (447,458)           15.79
                                       ----------
Outstanding at December 31,1996         8,863,840             2.41
    Granted                             1,671,700            15.52
    Exercised                          (1,997,605)            0.52
    Forfeited                            (163,317)           12.53
                                       ----------
Outstanding at December 31,1997         8,374,618             5.28
                                       ==========

        For various price ranges, weighted average characteristics of outstanding stock options at December 31, 1997 were as follows:


                                        OPTIONS OUTSTANDING                         OPTIONS VESTED
                         -------------------------------------------------     -----------------------------
                                            Remaining     Weighted-average                  Weighted-average
Exercise prices          Shares            life (years)    exercise price      Shares         exercise price
---------------          ------            ------------    --------------      ------         --------------
$ 0.20                 5,049,980               7.35        $    0.20        3,055,802         $    0.20
$1.25  to $ 9.60         819,227               7.79             7.44          504,286              7.54
$10.80 to $15.00       1,707,503               8.97            13.29          225,653             12.57
$15.13 to $19.00         519,408               9.13            16.25           46,565             16.60
$19.13 to $25.88         278,500               9.61            21.50             --
                       ---------                                            ---------              --
                       8,374,618                                5.28        3,832,306              2.09
                       =========                                            =========

        The Company uses the intrinsic value-based method to account for all of its employee stock-based compensation plans. Had compensation cost for the Company's two stock option plans been determined consistent with SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                     YEAR ENDED DECEMBER 31,
                                            -----------------------------------------
                                              1995           1996           1997
                                            --------       --------        --------
Pro forma net income                        $    880        $24,017        $18,710
Pro forma basic net income per share        $   0.07        $  0.62        $  0.45
Pro forma diluted net income per share      $   0.03        $  0.51        $  0.39

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair value of options granted was $0.31, $6.51 and $6.27 for the years ended December 31, 1995, 1996 and 1997, respectively. Values were estimated using zero dividend yield for all years, expected volatility of 50 percent for all years; risk-free interest rates of 5.90%, 6.06%, and 6.17%, for 1995, 1996 and 1997, respectively; and weighted-average expected lives of 2.42 years, 3.52 years and
3.15 years, for 1995, 1996, and 1997, respectively for both plans.

     EMPLOYEE BENEFIT PLANS

     In 1992, Pixar adopted a 401(k) Profit Sharing Plan (the 401(k) Plan) that is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan covers substantially all of Pixar's employees. Participants may elect to contribute a percentage of their compensation to this plan, up to the statutory maximum amount, Pixar may make discretionary contributions to the 401(k) Plan; none have been made to the 401(k) Plan to date.

(9)  COMMITMENTS AND CONTINGENCIES

     Lease Commitments

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1997 were as follows (in thousands):


     YEAR ENDING
     DECEMBER 31,
     ------------
       1998                                 $ 2,496
       1999                                   2,279
       2000                                   1,595
       2001                                     356
                                            -------
           Total minimum lease payments     $ 6,726
                                            =======

     Rental expense from operating leases amounted to approximately $925,000, $1,236,000 and $2,095,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

     Participation Commitment

     Pixar is obligated to pay 5% of its revenue from the distribution of each of the Pictures under the Co-Production Agreement to a third party in consideration for services rendered. The compensation is subject to a cap of $500,000 for each theatrical motion picture and a cap of $200,000 for each sequel or remake, with a total aggregate cap of $3,000,000.

     Legal Matters

     Pixar is involved in claims arising in the ordinary course of business. Pixar believes these matters will be resolved without material adverse effect on the Company's financial position, results of operations or cash flows.

(10) SIGNIFICANT CUSTOMERS AND SEGMENT REPORTING

     The following table summarizes the annual percentage contribution to revenues by customers when revenues from such customers exceeded 10% of total revenues in 1995, 1996 and 1997 and the amounts due from these customers as a percentage of total accounts receivable at the corresponding year-end:



                                  PERCENTAGE OF TOTAL            PERCENTAGE OF TOTAL
                                       REVENUES                ACCOUNTS RECEIVABLE AS OF
                               YEAR ENDED DECEMBER 31,              DECEMBER 31,
                               1995      1996     1997         1995      1996      1997
                               ------------------------        ------------------------
Microsoft Corporation          54%      --        --             --        --        --
Disney                         --       62%       83%            --        34%       23%
Silicon Graphics, Inc.        --        26%       --             --        --        --


        Pixar operates principally in three business segments: software, animation services, and film. Financial information relating to business segments follows (in thousands):

                                                       YEAR ENDED DECEMBER 31,
                                                   1995         1996       1997
                                                 ---------   ---------  ---------
Revenues:
   Software                                      $   3,144   $   3,297  $   4,499
   Animation services                                2,469       3,947      1,556
   Film                                               --        18,847     26,914
   Corporate and other                               6,500       9,127      1,730
                                                 --------------------------------
                                                 $  12,113   $  35,218  $  34,699
                                                 ================================
Income (loss) from continuing operations:
   Software                                      $   1,336   $   2,685  $   3,885
   Animation services                                  (55)        302         16
   Film                                             (3,826)      9,308     18,016
   Corporate and other                               5,407       7,997      1,137
                                                 --------------------------------
                                                 $   2,862   $  20,292  $  23,054
                                                 ================================
Depreciation expense:
   Software                                      $     125   $     176  $      24
   Animation services                                  158          95        148
   Film                                                104         251      1,666
   Corporate and other                                  80         210      1,344
                                                 --------------------------------
                                                 $     467   $     732  $   3,182
                                                 ================================
Capital expenditures:
   Software                                      $     317   $     942  $      32
   Animation services                                  133          51        392
   Film                                                340       1,694      6,565
   Corporate and other                                 178       1,149     12,366
                                                 --------------------------------
                                                 $     968   $   3,836  $  19,355
                                                 ================================
Identifiable assets (continuing operations):
   Software                                      $     920   $   1,841  $   1,308
   Animation services                                  769         627        840
   Film                                              5,534       6,882     34,854
   Corporate and other                             145,608     166,122    194,064
                                                 --------------------------------
                                                 $ 152,831   $ 175,472  $ 231,066
                                                 ================================


(11)    EARNINGS PER SHARE CALCULATION

        Reconciliation of basic and diluted net income per share (in thousands, except per share amounts):


                                                                  Year Ended December 31,
                                        1995                              1996                              1997
                          ---------------------------------    ------------------------------    ---------------------------------
                             Net                                Net                                Net
                           Income      Shares        EPS       Income   Shares          EPS       Income   Shares           EPS
                          -------      ------     ---------    ------   ------     ----------    -------   ------     ------------
Basic net income per
  share                   $ 1,627      12,955     $    0.13   $25,319   38,632     $     0.66    $22,190   41,224     $       0.54

Effect of dilutive
  shares:
Convertible preferred
  stock                      --        20,000                      --       --                     --       --
Warrants/options             --           261                      --    8,357                     --       6,920
                          -------------------                 -------   ------                   -------   ------
Diluted net income
  per share               $ 1,627      33,216     $    0.05   $25,319   46,989     $     0.54    $22,190   48,144     $       0.46
                          ===================                 =======   ======                   =======   ======

         A warrant to purchase 750,000 shares of common stock issued in 1997 at an exercise price of $20.00 per share and another warrant to purchase 750,000 shares of common stock issued in 1997 at an exercise price of $25.00 per share were excluded from the calculation of diluted net income per share because their effect was antidilutive for the year ended December 31, 1997. (See Note 6).

(12)    DISCONTINUED OPERATIONS

        Pixar determined in March of 1997 to discontinue its business of producing CD-ROM and other interactive products. Pixar had no CD-ROM revenue in 1995 and revenue of $3,009,000 and $1,212,000 in 1996 and 1997, respectively.
Pixar recorded losses from discontinued operations, net of income taxes, of $1,704,000 and $1,023,000 in 1995 and 1996, respectively. In 1997, Pixar recorded income from discontinued operations of $234,000, net of income taxes, primarily due to royalty income received for the Toy Story CD-ROM products. Pixar anticipates future royalty income will exceed costs to be incurred in all future periods. Net assets of the discontinued operations of $1,469,000 and $2,000 at December 31, 1996 and 1997, respectively, primarily consist of reimbursements and royalties receivable from Disney.

QUARTERLY FINANCIAL INFORMATION  (unaudited)
        The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods.

(in thousands, except per share data)

                                                             Three Months Ended
                                          March 31         June 30        September 30    December 31
                                          -------          -------          -------          -------
1996

Revenue                                   $ 8,267          $ 6,917          $13,486          $ 6,548

Gross profit                                7,488            5,711           11,688            5,626

Net income                                  6,279            4,790            9,600            4,650

Basic net income per share (1)               0.16             0.12             0.25             0.12
Diluted net income per share (1)             0.13             0.10             0.21             0.10


1997

Revenue                                   $ 7,867          $14,376          $ 5,341          $ 7,115

Gross profit                                7,300           13,419            4,698            6,744

Net income                                  5,148            8,929            3,672            4,441

Basic net income per share (1)               0.13             0.22             0.09             0.11
Diluted net income per share (1)             0.11             0.19             0.08             0.09



(1) Basic and diluted net income per share amounts have been restated in accordance with SFAS No. 128.