Form 10-K405, Exhibit 13
period 1999-01-02
PIXAR \CA\
filed 1999-03-31
CIK 1002114

                                                                    EXHIBIT 13.1

SELECTED FINANCIAL DATA

     The following selected financial data is derived from the Company's financial statements. This data should be read in conjunction with the Financial Statements and Notes thereto, and with Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                   FISCAL YEAR
                                               ---------------------------------------------------
                                                1994       1995       1996       1997       1998
                                               -------   --------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue......................................  $ 5,590   $ 12,113   $ 35,218   $ 34,699   $ 14,307
Net income (loss) from continuing
  operations.................................   (2,372)     3,331     26,342     21,956      7,464
Net income (loss)............................   (2,372)     1,627     25,319     22,190      7,822
Basic net income (loss) per share from
  continuing operations(1)...................    (0.24)      0.26       0.68       0.53       0.17
Basic net income (loss) per share............    (0.24)      0.13       0.66       0.54       0.18
Diluted net income (loss) per share from
  continuing operations......................    (0.24)      0.10       0.56       0.46       0.14
Diluted net income (loss) per share..........    (0.24)      0.05       0.54       0.46       0.15

    Total assets.............................    1,896    152,815    176,941    231,068    250,806
    Long-term obligations....................    1,573         --         --         --         --
    Total shareholders' equity (deficit).....   (1,675)   142,907    170,804    217,300    235,147

     The foregoing discussion, the preceding Letter to Shareholders and other sections of this Annual Report to Shareholders contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current expectations, estimates and projections about Pixar's industry, management's beliefs, and assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results and outcomes may differ materially from what is expressed or forecasted in any such forward-looking statements. Such risks and uncertainties include those set forth herein under "Overview," "Pixar May Experience Net Losses in the First and Second Quarters of 1999", "Dependence on Toy Story, A Bug's Life, Toy Story 2 and Film Four," and "Risks Associated with Adequacy of Cash Balances" as well as those noted in the section entitled "Risk Factors " in Pixar's Annual Report on Form 10-K for the year ended January 2, 1999 (the "Form 10-K"). Particular attention should be paid to the cautionary language in the section in the Form 10-K entitled " Risk Factors -- We May Experience Net Losses in the First and Second Quarters of 1999," "-- Our Dependence on Toy Story, Our Dependence on A Bug's Life and Our Dependence on Toy Story 2 and Film Four," " -- Risks Associated with Adequacy of Cash Balances," "Risk Associated with Scheduled Successive Release of Films" and "-- Risks Associated with Co-Production Agreement." Unless required by law, Pixar undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     Pixar was formed in 1986 when Steve Jobs purchased the computer division of LucasFilm and incorporated it as a separate company. Until 1996, Pixar generated its recurring revenue primarily from the license of RenderMan software, software development contracts and fees for animated television commercials. In 1991, Pixar entered into a feature film agreement (the "Feature Film Agreement") with Walt Disney Pictures, a wholly owned subsidiary of The Walt Disney Company (together with its subsidiaries and affiliates collectively referred to herein as "Disney"), for the development and production of up to three animated feature films to be marketed and distributed by Disney. As a result, in 1992, Pixar began to place more emphasis on products sold for their content, especially feature films, and the continued development of its proprietary software. Pixar therefore reduced emphasis on the commercialization of software and contract development work and later moved away from producing computer-animated commercials. Pixar has implemented this shift in focus toward feature films over the last six years. In accordance with this shift in focus, Pixar adopted a new business model pursuant to which it will continue to develop and produce new animated feature films and related products and will produce jointly with Disney other related products such as merchandise and soundtracks.

     Adoption of this new business model did not materially impact Pixar's results of operations and financial condition until 1996, when Pixar first recognized film revenue and cost of film revenue attributable to Pixar's first animated feature film, Toy Story, which was released in November 1995. Pixar's share of revenues and expenses from Toy Story have been governed by the terms of the Feature Film Agreement. This agreement was superseded in February 1997 by the Co-Production Agreement, described below, except with respect to treatment of Toy Story and Toy Story-related products developed pursuant to the Feature Film Agreement, such as the Toy Story home video. Accordingly, Pixar believes that the results of its operations for 1995 and prior years, during which time Pixar recognized no revenue from animated feature films or related products, are not meaningful indicators of future performance. Further, Pixar believes that its results of operations for 1996, 1997 and 1998, during which time revenue and costs attributable to feature films were governed by the terms of the Feature Film Agreement, are also not meaningful indicators of future performance, although they are more meaningful than results of operations for 1995 and prior years. See "Risk Factors: Pixar May Experience Net Losses in the First and Second Quarters of 1999."

     In February 1997, Pixar and Disney entered into the Co-Production Agreement ("Co-Production Agreement") pursuant to which Pixar, on an exclusive basis, agreed to produce five computer-animated feature-length theatrical motion pictures (the "Pictures") for distribution by Disney over approximately ten years. Pixar and Disney agreed to co-finance the production costs of the Pictures, co-own the Pictures (with Disney having exclusive distribution and exploitation rights), co-brand the Pictures and share equally in the profits of each Picture and any related merchandise and other ancillary products, after recovery of all marketing and distribution costs (which Disney finances), a distribution fee paid to Disney and any other fees or costs, including any participations provided to talent and the like. The Co-Production Agreement generally provides that Pixar will produce each Picture and that Disney will control all decisions relating to marketing, promotion, publicity, advertising and distribution of each Picture. Pixar's second feature film, A Bug's Life, was released on November 25, 1998 and is the first Picture under the Co-Production Agreement. The Co-Production Agreement also contemplates that with respect to theatrical sequels, made-for-home video sequels, television productions, interactive media products and other derivative works related to the Pictures, Pixar will have the opportunity to co-finance and produce such products or to earn passive royalties on such products. Pixar will not share in any theme park revenues generated as a result of the Pictures. Pursuant to the Co-Production Agreement, in addition to co-financing the production costs of the Pictures, Disney will reimburse Pixar for its share of certain general and administrative costs and certain research and development costs that benefit the productions. See Note 4 of Notes to Financial Statements.

     In February 1998, Pixar and Disney agreed to produce a theatrical motion picture sequel to Toy Story, entitled Toy Story 2, in lieu of the Toy Story made-for-home video sequel. Toy Story 2 will be Pixar's third feature film and will not be released until late in 1999 at the earliest. Because Toy Story 2 is a derivative work of the original Toy Story, it will not be counted toward the five Pictures to be produced under the Co-Production Agreement. However, for all other purposes, Toy Story 2 will be treated as a Picture under the Co-Production Agreement. Accordingly, Toy Story 2 has been added to the definition of Pictures produced and financed under the Co-Production Agreement and all the provisions applicable to the other five Pictures apply. From 1996 until February 1998, Pixar was developing and producing Toy Story 2 for the less expensive made-for-home video format. Therefore, Pixar is spending substantially more production time and incurring substantially higher production costs to convert Toy Story 2 into a feature-length and feature-quality motion picture.

     In 1998, Pixar continued story development on its fourth theatrical film ("Film Four"). This film is being developed and will be distributed under the Co-Production Agreement and counts as the second of the five original films to be produced under the Co-Production Agreement. Pixar does not expect to release Film Four until mid 2001, at the earliest.

     Effective for fiscal year 1998, Pixar adjusted its fiscal year end from December 31 to a 52- or 53-week period that ends on the Saturday nearest December 31. As a result, the first three quarters of 1998 represented thirteen-week periods and the fourth quarter represented a fourteen-week period. The 1998 fiscal year ended on January 2, 1999 and consisted of 53 weeks.

RESULTS OF OPERATIONS

     A number of factors may result in net losses in the first and second quarters of 1999. See "Risk Factors: Pixar May Experience Net Losses in the First and Second Quarters of 1999."

  Revenue

     In 1998, Pixar derived revenue from its first animated feature film, Toy Story, from software licenses, from the license of certain patents and from fees for other animation services. Revenue from feature films is recognized as earned and reasonably estimable. All payments to Pixar from Disney for development and production of Toy Story under the Feature Film Agreement and A Bug's Life, Toy Story 2 and Film Four under the Co-Production Agreement have been recorded as cost reimbursements. Accordingly, no revenue has been recognized for such reimbursements; rather, Pixar has netted the reimbursements against the related costs. These reimbursed costs through the end of 1998 are set forth in Note 4 of Notes to Financial

Statements. Software license revenue is recognized upon shipment. Revenue from patent licensing is recognized upon release of the rights to the technology. Animation services revenue is recognized on the percentage-of-completion method of accounting. See Note 1 of Notes to Financial Statements.

     Total revenue declined from $35.2 million in 1996 to $34.7 million in 1997 and to $14.3 in 1998. The decrease in total revenue from 1996 to 1997 was primarily attributable to a decrease in patent licensing revenue, largely offset by higher film revenue derived from Toy Story home video and merchandise sales. The decrease in revenue from 1997 to 1998 was primarily attributable to a decrease in Toy Story related revenue because Toy Story had been released in all its primary and secondary markets in 1996 and 1997. Each of the other revenue categories also declined.

     Software revenue includes software license revenue, principally from RenderMan. Software revenue increased from $3.3 million in 1996 to $4.5 million in 1997 and declined to $3.8 million in 1998. Software revenue increased in 1997 and decreased in 1998 due primarily to general corresponding increases and decreases in RenderMan software license revenue. Due to Pixar's focus on content creation for animated feature films and related products, Pixar has not been increasing the time and resources necessary to generate higher RenderMan sales. Therefore, Pixar continues to expect that revenue derived from software licenses will remain flat and possibly decline. All historical royalty income and future royalty income, if any, associated with Pixar's discontinued CD-ROM division is now and will continue to be excluded from software revenue and presented in results of discontinued operations. See "Results of Discontinued Operations."

     Animation services revenue includes revenue generated from short projects related to Pixar's films, other short animated productions and television commercials. Fees for animation services, which are fixed in advance, depend on the relative complexity and length of each production and may also depend on the market and other competitive conditions. Animation services revenue decreased from $3.9 million in 1996 to $1.6 million in 1997 and to $630,000 in 1998. The decreases in animation services revenue from 1996 to 1998 were primarily attributable to decreased television commercials revenue, which resulted from Pixar's decision to substantially discontinue its production of animated television commercials for third parties. In addition, with respect to the decline in revenue in 1998, for a portion of 1998, Pixar transferred substantially all of its animation services employees to assist in the completion of A Bug's Life. Pixar expects that revenue in the animation services area will vary significantly from period to period due to the sporadic nature of this business and the need to utilize animation services employees on other productions.

     Under the Feature Film Agreement, film revenue of $18.8 million was recognized in 1996, representing Pixar's share of both the domestic and international theatrical releases of Toy Story and related products. In 1997, film revenue of $26.9 million was recognized, primarily representing Pixar's share of Toy Story worldwide home video sales and Toy Story merchandise sales. Toy Story revenue increased in 1997 primarily because, under the Feature Film Agreement, Pixar's percentage of Toy Story revenue increased once Disney recovered related production, marketing and distribution costs for the film. The Toy Story home video, which was released in 1997, was the last major release window for Toy Story. Consequently, film revenue declined significantly in 1998 to $9.8 million, which primarily represented residual amounts of Toy Story merchandise revenue. Pixar's second feature film, A Bug's Life, was released in November 1998. Pixar will not receive significant revenue from A Bug's Life until Disney recovers its distribution and marketing costs. While it is too early to tell when Disney will recover these costs, it is unlikely that Pixar will recognize significant revenue from A Bug's Life until the second quarter of 1999 at the earliest and possibly not until the third quarter of 1999.

     Patent licensing revenue of $9.1 million in the year ended December 31, 1996 was attributable to a patent license with Silicon Graphics whereby Pixar granted to Silicon Graphics and its subsidiaries a non-exclusive license to use certain of Pixar's patents covering techniques for creating computer-generated photo-realistic images. Under the agreement, Silicon Graphics agreed to pay Pixar total compensation of $11.0 million, of which $6.0 million in cash was paid in March 1996 and $5.0 million was to be paid in the form of credits to purchase hardware and software from Silicon Graphics. In 1996 and 1997, Pixar recognized revenue of $9.1 million and $1.7 million, respectively, in accordance with this license. Pixar utilized $120,000 of the remaining credits in 1998. Pixar does not expect that patent licensing revenue will be generated on an on-going basis. See Note 5 of Notes to Financial Statements.

     In the year ended December 31, 1996, Disney accounted for 62% of Pixar's revenue from continuing operations, attributable to revenue generated from Toy Story and short animated television productions based on Toy Story, and, to a lesser degree, software license sales. Also in 1996, Silicon Graphics accounted for 26% of total revenues, attributable to a one-time patent license. In 1997 and 1998, Disney accounted for 83% and 76% of Pixar's revenue from continuing operations, attributable to revenue generated from Toy Story home video, television airings and merchandise sales, animation services and software revenues. Due to the Co-Production Agreement, Disney is expected to continue to represent greater than 10% of Pixar's revenue in 1999 and for the foreseeable future.

  Cost of Revenue

     Cost of software revenue consists of the direct cost and manufacturing overhead required to reproduce and to package Pixar's software products, as well as amortization of purchased technology. Cost of software revenue includes no amortization of internal software development expenses since no such expenses have been capitalized. Cost of software revenue as a percentage of the related revenue decreased from 3% in 1996 to 2% in 1997 and increased to 19% in 1998. The decrease from 1996 to 1997 was primarily due to a reduction in revenue from low margin software development contracts and to an increase in sales of the RenderMan ToolKit, which carry a higher gross margin than other software products. The increase in cost of software revenue in 1998 was due primarily to the amortization of purchased technology associated with the acquisition of Physical Effects, Inc ("PEI"). Approximately $2.7 million of the PEI purchase price was assigned to purchased technology, which PEI has licensed to a third party. Over a period not to exceed three years, Pixar will amortize the purchased technology against related revenue, thereby essentially eliminating any gross margins with respect to license revenue associated with this purchased technology until such amortization is complete. As a result of the ongoing amortization of this purchased technology, it is likely that Pixar's total software gross margins will be substantially lower during the next few years. In addition, if Pixar determines that the license revenue generated by the purchased technology will be lower than expected and that all or part of the purchased technology asset may not be recoverable, Pixar would, at that point, be required to write off all or a significant portion of the unamortized purchased technology.

     Cost of animation services revenue consists of production costs, which include salaries, benefits, facility expenses, and department overhead costs. Cost of animation services revenue as a percentage of the related revenue decreased from 77% in 1996 to 63% in 1997 and to 22% in 1998. The decrease from 1996 to 1998 reflects Pixar's decision in 1996 to largely discontinue its business of producing animated television commercials, which had higher associated costs relative to revenue, in favor of working on animated services related to feature films, which have had lower associated costs relative to revenue. The decreased cost of animation services in 1998 also reflects the redeployment of all of the animation services personnel to assist in the completion of A Bug's Life. Pixar continues to expect that cost of revenue, and therefore gross profits, in this area will vary significantly from period to period and could even be zero, as was the case in both the second and third quarters of 1998.

     In 1996, 1997 and 1998, cost of film revenue consisted of the amortized portion of Pixar's share of unreimbursed amounts incurred to produce Toy Story. See "Capitalized Film Production Costs." Cost of film revenues decreased from $1.6 million, or 8% of film revenues in 1996, to $1.5 million, or 6% of film revenue in 1997 and 0% in 1998, due to higher than expected film revenue in 1996 and 1997 which resulted in Pixar's amortizing all related film costs by December 31, 1997. Therefore, any further Toy Story related film revenue will have no associated cost of revenue.

     Under the Feature Film Agreement, all payments to Pixar from Disney for Pixar's efforts in the development and production of feature films were recorded as cost reimbursements and were netted against the related costs. Under the terms of the Co-Production Agreement, in which Pixar co-finances each film production, amortized film production costs for future feature films will be significantly higher, and gross profit margins on future film projects, if any, will be substantially lower than those achieved on Toy Story.

     There is no cost of revenue associated with patent licensing revenue.

  Operating Expenses

     Pixar intends to continue to increase operating expenses in a number of areas. With respect to general expense growth, as a result of intense competition for animators, creative personnel, technical directors and certain administrative personnel, Pixar has had to pay higher salaries to attract new creative, technical and other personnel. Pixar expects compensation for such personnel to continue to increase. In 1998, Pixar expanded its administrative staff and facilities and expanded other operations. Pixar expects continued growth in operating expenses in these areas. Under the Co-Production Agreement, Disney reimburses Pixar for its share of certain general and administrative costs and certain research and development costs that benefit the productions. The funding received from Disney is treated as operating expense reimbursements. See Note 4 of Notes to Financial Statements. To the extent that personnel, facilities and other expenditures are not capitalized by Pixar nor allocated to and paid for by Disney, and precede or are not subsequently followed by an increase in revenue, Pixar's business, operating results and financial condition will be materially adversely affected.

     Included in 1997 was a one-time $2.2 million adjustment, reducing Pixar's operating expenses. This reduction was due to an additional reimbursement from Disney under the Co-Production Agreement, which was signed in February 1997. Under this agreement, certain operating expenses benefiting the productions, such as certain research and development and certain general and administrative expenses, are paid half by Pixar and half by Disney. Since the Co-Production Agreement applies to A Bug's Life and Toy Story 2, both of which were in development and production in 1996, Pixar was entitled to reimbursement for Disney's share of certain of Pixar's operating expenses incurred prior to signing the agreement. Without this adjustment, Pixar's total operating expenses for 1997 were $11.3 million. Operating expenses increased in 1998 to $12.1 million.

     Pixar recorded amortization of deferred compensation for the difference between the grant price and the deemed fair value of Pixar's common stock for options granted during 1995. Amortization of deferred compensation of $1.2 million, $635,000 and $310,000 was recorded in 1996, 1997 and 1998 respectively; $44,000 and $24,000 were capitalized to film production costs in 1996 and 1997, respectively, and the balances were charged to expense in the respective years. In 1998 the entire amount was charged to expense. See "Capitalized Film Production Costs" and Note 8 of Notes to Financial Statements.

     Research and Development. Research and development expenses consist primarily of salaries and support for personnel conducting research and development for the RenderMan product and for Pixar's proprietary Marionette and Ringmaster animation and production management software. Research and development expenses increased from $4.5 million in 1996 to $4.7 million in 1997 due to an increase in personnel. Research and development expenses decreased to $3.9 million in 1998 due to the completion of a significant research and development project, the short film entitled Geri's Game, in 1997, coupled with the reassignment in 1998 of certain research and development employees to assist in the completion of A Bug's Life. Pixar expects research and development expenses to increase in future periods. To date, all research and development costs not reimbursed by Disney have been expensed as incurred. See Note 4 of Notes to Financial Statements.

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries and overhead, as well as public relations, advertising, technical support and trade show costs required to support the software segment. Sales and marketing expenses decreased slightly from $1.5 million in each of 1996 and 1997 to $1.3 million in 1998, due to increased spending for film-specific marketing expenses which are reimbursed by Disney under the Co-Production Agreement. Pixar believes that sales and marketing expenses will increase in absolute dollars in future periods, particularly in the areas of public relations and corporate marketing.

     General and Administrative. General and administrative expenses consist primarily of salaries of management and administrative personnel, insurance costs and professional fees. General and administrative expenses increased from $4.2 million in 1996 to $5.1 million in 1997 and to $7.0 million in 1998. The increase in general and administrative expenses from 1996 through 1998 was primarily due to increased general and administrative staffing and public company costs such as payroll taxes generated from the exercise of stock options. Pixar expects general and administrative expenses to further increase in absolute dollars in future periods.

  Other Income, Net

     Other income, net was $8.0 million in 1996, $8.8 million in 1997 and $8.8 million in 1998. Other income, net consisted primarily of interest income from investments made with the net proceeds from Pixar's initial public offering of common stock in 1995. Pixar expects other income to decrease as cash balances are used for film production and the construction of the Emeryville facilities.

  Income Taxes

     Income tax expense from continuing operations of $2.0 million, $9.9 million and $2.6 million for 1996, 1997 and 1998, respectively, consisted primarily of state and federal income taxes. Income taxes increased from 1996 to 1997 due to increased earnings and to full utilization of state net operating loss carryforwards during 1996. Income taxes decreased in 1998 due to the benefit of certain tax deductions occurring in 1998 coupled with decreased earnings. Pixar's tax rate is likely to increase in future years because Pixar has utilized the remaining net operating loss carryforwards except those which originated from the exercise of non-qualified employee stock options. The realization of tax benefits from the exercise of non-qualified employee stock options will reduce the amount of Pixar's tax payments and liabilities, but will not reduce Pixar's effective tax rate. See Notes 1 and 7 of Notes to Financial Statements.

  Results of Discontinued Operations

     After the Co-Production Agreement was executed, Pixar determined that, despite the fact that Pixar's first CD-ROM titles were successful on relative terms, the resources devoted to its interactive products division would be better allocated to other projects arising from the Co-Production Agreement. Pixar determined in March 1997 to discontinue its business of producing CD-ROM and other interactive products and redirected the approximately 60 employees in that division to film and related projects within Pixar.

     Discontinued operations, net of income taxes, resulted in losses of $1.0 million in 1996. Pixar recorded income from discontinued operations, net of taxes, of $234,000 in 1997 and $358,000 in 1998 primarily due to royalty income received. Pixar does not expect any future CD-ROM royalty income or costs in future periods. See Note 12 of Notes to Financial Statements.

RISK FACTORS

     PIXAR MAY EXPERIENCE NET LOSSES IN THE FIRST AND SECOND QUARTERS OF 1999

     Pixar may experience net losses in the first and second quarters of 1999 because of the factors discussed below.

  End of Toy Story Revenue

     Pixar has already recognized the vast majority of the revenue it expects to receive from Toy Story. While Pixar may receive minor amounts of revenue in subsequent periods, Pixar does not expect to recognize any further significant revenue from Toy Story.

  Timing of A Bug's Life Revenue

     A Bug's Life was released on November 25, 1998, but Pixar does not expect to recognize significant revenue from A Bug's Life until after Disney recovers all marketing and distribution costs and fees. It is difficult to predict when Disney will recover these costs because of the many variables involved, some of which are unpredictable, such as the timing and amount of revenue generated from
(1) foreign box office, (2) sales of the home video of A Bug's Life, which is scheduled for release April 20, 1999, and (3) sales of film related merchandise. The level of success achieved by A Bug's Life in foreign box office, home video sales, merchandise sales and the level of marketing and distribution costs incurred by Disney will determine whether Pixar first receives significant revenue from A Bug's Life in the second or third quarter of 1999. Pixar expects that even if the film is an extraordinary success in foreign theaters and in the home video and merchandising markets, Pixar will not recognize significant revenue from A Bug's Life until the second quarter of 1999 at the earliest and possibly not until the third quarter of 1999. Moreover, Pixar may not receive sufficient proceeds from A Bug's Life in the first or second quarter of 1999 to generate earnings.

  Timing of Toy Story 2 Release

     In addition, Pixar expects that Toy Story 2 will be released at the end of 1999 at the earliest. As with A Bug's Life, Pixar does not expect to recognize any revenue from Toy Story 2 until six to twelve months after its release. Therefore, Pixar is unlikely to recognize any revenue from Toy Story 2 until the second half of 2000 at the earliest.

  Limited CD-ROM Revenue

     In March 1997 Pixar discontinued its business of producing CD-ROM products in favor of other opportunities arising, in part, as a result of entering into the Co-Production Agreement. Pixar has not received royalty income from Pixar's only two existing CD ROM products, both based on Toy Story, since the first quarter of 1998. It is unlikely that Pixar will recognize any further royalty income from these products or from this discontinued operation in 1999 or thereafter.

  Possible Decline in Sales of RenderMan Due to Shift in Focus

     As a result of Pixar's shift in focus to products sold for their content, Pixar has reduced emphasis on the commercialization of software products. Pixar is not increasing the time and resources necessary to generate higher RenderMan sales; therefore, Pixar continues to expect that revenue from the licensing of RenderMan will remain flat and possibly decline.

  Increase in Operating Expenses and Effective Tax Rate

     Since Pixar's initial public offering in November 1995, Pixar has significantly increased its operating expenses, and plans to continue to increase operating expenses to fund greater levels of research and development and to expand operations. Specifically, Pixar expects spending levels to increase significantly due to (1) continued investment in proprietary software systems, (2) increased compensation costs as a result of intense competition for animators, creative personnel, technical directors and other personnel, and (3) increased costs associated with the expansion of facilities. A portion of operating expenses that are allocable to film productions is either capitalized or reimbursed by Disney under the Co-Production Agreement. To the extent that Pixar does not capitalize (or Disney does not pay for) the increases in expenses, Pixar's operating expenses will significantly increase in 1999. Finally, Pixar's tax rate increased in 1998 and is likely to increase in future years because Pixar has utilized the remaining net operating loss carryforwards except those which originated from the exercise of non-qualified employee stock options. The realization of tax benefits from the exercise of non-qualified employee stock options will reduce the amount of Pixar's tax payments and liabilities, but will not reduce Pixar's effective tax rate.

  Impact on Pixar's Operating Results

     As a result of the factors discussed above, revenue may decline in the first half of 1999 as compared to prior periods. At the same time, Pixar's operating expenses are expected to increase in 1999. Therefore, revenue and operating results in the first half of 1999 may decline from revenue and operating results in 1998, and operating and net losses in the first half of 1999 are possible. Pixar's operating results thereafter will depend upon the success of A Bug's Life, Toy Story 2 and subsequent films.

     PIXAR EXPECTS OPERATING RESULTS TO CONTINUE TO FLUCTUATE

     In addition to the factors set forth above, Pixar continues to expect significant fluctuations in future annual and quarterly operating results because of a variety of factors, including the following:

     - the timing of the domestic and international releases of animated feature films,

     - the success of animated feature films (which can fluctuate significantly from film to film),

     - the timing of the release of related products into their respective markets (such as home videos and merchandising),

     - the demand for such related products (which is often a function of the success of the related animated feature film),

     - film production costs,

     - Disney's costs to distribute and promote the feature films and related products,

     - Disney's success at marketing the films and related products,

     - the timing of receipt of proceeds from animated feature films and related products by Disney,

     - the timing of revenue recognition under the Co-Production Agreement and the Feature Film Agreement, as the case may be,

     - the introduction of new feature films or products by Pixar's competitors, and

     - general economic conditions.

     In particular, since Pixar's revenue under the Co-Production Agreement is directly related to the success of a feature film, operating results are likely to fluctuate depending on the level of success of Pixar's animated feature films and related products. The revenue derived from the production and distribution of an animated feature film depends primarily on the film's acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production or distribution costs incurred. The commercial success of a motion picture also depends upon promotion and marketing, production costs and other factors. Further, the theatrical success of a feature film can be a significant factor in determining the amount of revenues generated from the sale of the related products.

     Moreover, Pixar's operating expenses will continue to be extremely difficult to forecast. Pixar budgets the direct costs of film productions with Disney, and shares such costs equally. Pixar capitalizes its share of these direct costs of film production in accordance with Statement of Financial Accounting Standards ("SFAS") No. 53, Financial Reporting by Producers and Distributors of Motion Picture Films. A substantial portion of all of Pixar's other costs are incurred for the benefit of feature films ("Overhead"), including research and development expenses and general and administrative expenses. Portions of overhead are included in the budgets for the Pictures, and Pixar will share such costs equally with Disney under the Co-Production Agreement. With respect to the portion of overhead that is not reimbursed by Disney, Pixar either (1) capitalizes such portion as film production costs, if required under SFAS No. 53, or (2) charges it to operating expense in the period incurred. Since a substantial portion of overhead is related to the Pictures and is, therefore, reimbursed by Disney, and since Pixar capitalizes other amounts in accordance with SFAS No. 53, reported operating expenses for 1998 have not reflected, and future reported operating expenses will not reflect, the true level of spending on the production of animated feature films, related products and overhead.

     Pixar may not be able to recognize the tax benefits of all of its net operating loss carryforwards. Although Pixar was profitable for financial statement purposes, Pixar has not been profitable for federal income tax purposes for each of fiscal 1996, 1997 and 1998 due to additional tax deductible items and the utilization of federal net operating loss carryforwards. Pixar was profitable for state income tax purposes for each of 1996 and 1997, but at levels significantly lower than those reported for financial statement purposes.

Pixar maintains a valuation allowance which substantially offsets their deferred tax asset, given the dependence on the success of A Bug's Life and future films, which continues to be uncertain.

     As a result of the factors discussed above, Pixar believes that period-to-period comparisons of its results of operations are not necessarily meaningful, and one should not rely on Pixar's annual and quarterly results of operations as any indication of future performance. Due to the factors discussed above, it is likely that in some future period Pixar's operating results will be below the expectations of public market analysts and investors. In such event, the price of Pixar's Common Stock would likely be materially adversely affected.

     DEPENDENCE ON TOY STORY, A BUG'S LIFE, TOY STORY 2 AND FILM FOUR

  Dependence on Toy Story

     For at least the first quarter of 1999 and possibly the second quarter of 1999, Pixar's revenue and operating results will again be largely dependent upon
(1) whatever remains to be received from Toy Story merchandise, if any, and (2) Pixar's other businesses, software and animation services, from which Pixar expects limited revenue. Pixar recognized the vast majority of Toy Story revenue from all sources by the end of 1998, and expects little revenue, if any, from Toy Story or related products in 1999 and thereafter. Pixar also expect no further royalty income from Toy Story CD-ROM products in 1999 or thereafter.

  Dependence on A Bug's Life

     In 1999, Pixar expects to be significantly dependent upon the success of A Bug's Life. Although A Bug's Life was released in November 1998 and has experienced relative domestic box office success, Pixar will not recognize any significant revenue from the film until Disney recovers its marketing and distribution fees and costs. Pixar believes that domestic box office proceeds alone will be inadequate to recover all of these costs. Foreign box office proceeds and sales of related products, such as A Bug's Life home videos and merchandise, must also be substantial in order for the film to generate profits. Pixar cannot provide any assurances that A Bug's Life will be successful in these other key markets. Therefore, it is possible that Pixar will not recognize sufficient revenue from A Bug's Life to generate earnings on a quarter to quarter basis.

  Risks Associated with A Bug's Life

     Under the Co-Production Agreement, Pixar shares with Disney the production costs of A Bug's Life. These costs were initially capitalized as film production costs under SFAS No. 53, and Pixar will amortize these costs over the expected revenue stream when Pixar recognizes revenue under the film. Although A Bug's Life has achieved substantial domestic box office success, Pixar believes that the amount spent by Disney for marketing and distribution has been and will continue to be significant. Unless the amount of revenue generated by A Bug's Life from box office proceeds, home video sales and merchandise sales is substantial even after Disney recovers the marketing and distribution costs, Pixar's revenue could be relatively low, and Pixar would have to amortize the capitalized production costs in large amounts over a limited number of quarters, resulting in significant costs of film revenue in those quarters and, potentially, significant quarterly operating and net losses. It is possible that total revenue generated in all markets by A Bug's Life may not generate significant revenue and operating results for us, even though A Bug's Life is critically acclaimed and has achieved domestic box office success. See also Note 4 of Notes to Financial Statements.

  Dependence on Toy Story 2 and Film Four

     Pixar expects to receive the majority of proceeds from A Bug's Life by the end of 2000. Beyond 2000, Pixar expects to be largely dependent upon the success of Toy Story 2 and Film Four (together referred to as the "Current Projects"). Although development and/or production of the Current Projects is underway, Pixar cannot provide any assurances that the Current Projects will be successfully produced and released when scheduled. For example, while Film Four is currently targeted for release in mid 2001, Pixar has not formally agreed with Disney on the timing of its release, and Pixar cannot provide any assurances that Disney will agree to release Film Four in mid 2001 as it is currently targeted. Pixar cannot provide any assurances that it will not experience difficulties that could delay or prevent the successful development or production of any of the Current Projects or subsequent animated feature films or related products. If Pixar is unable to produce and develop on a timely basis the Current Projects and subsequent animated feature films and related products that meet with broad market acceptance, its business, operating results and financial condition will be materially adversely affected.

  Risks Associated with Toy Story 2

     It is rare for animated feature films to achieve extraordinary box office success. Pixar believes, based on available information, that there is a reasonable basis to conclude that of the more than 40 animated feature films introduced since 1990, only two films generated domestic box office revenues greater than A Bug's Life and Toy Story, and both of those films were produced and distributed solely by Disney. During at least the last five years, Pixar believes that The Rugrats Movie is the only fully-animated feature film (other than Toy Story and A Bug's Life) produced or developed by a studio other than Disney that has achieved more than $100 million in domestic box office revenues. Unless Toy Story 2 achieves extraordinary box office success and also achieves success in home video and merchandise sales, Toy Story 2 may not generate significant revenue and operating results. See Note 4 of Notes to Financial Statements.

     As a sequel, there are also risks unique to Toy Story 2. With a theatrical sequel, the story concept and characters are not as novel as the original film. In the vast majority of cases in which a film that achieved domestic box office receipts of greater than $100 million was followed by the release of a sequel, the sequel did not perform as well at the box office as the original. This was the case for sequels to such films as Star Wars, Jurassic Park, Home Alone, Jaws, Batman, Raiders of the Lost Ark, Beverly Hills Cop, Ghostbusters and Back to the Future, among others. In many cases, sequels substantially under-perform the original film. In far fewer cases have sequels performed as well or better than the original blockbuster feature film, and in almost all of these cases, the original feature films and related sequels were action-adventure films, such as Lethal Weapon and Die Hard. Accordingly, Pixar cannot provide any assurances that Toy Story 2 will perform as well as Toy Story at the box office. It is possible that Toy Story 2 will substantially under-perform the original feature film. In addition, fees and participations paid to key talent on Toy Story 2 are substantially greater than for the original film, which together with other increases in production costs will have the effect of increasing the cost of the film when compared to Toy Story.

     As a result of these factors, Toy Story 2 and related products may not generate significant revenue and operating results for Pixar, even if Toy Story 2 is critically acclaimed and achieves substantial, but not extraordinary, box office success.

  Risks Associated with Production Budgets

     Given the (1) escalation in compensation rates of people required to work on the Current Projects, (2) number of people required to work on the Current Projects, and (3) equipment needs, the budget for the Current Projects and subsequent films and related products are and will continue to be substantially greater than the budgets for Toy Story and A Bug's Life. Pixar will continue to finance these budgets equally with Disney under the Co-Production Agreement. In addition, due to production exigencies which are often difficult to predict, Pixar believes that it is not uncommon for film production spending to exceed film production budgets, and Pixar cannot provide any assurances that any of the Current Projects can be completed within the budgeted amounts. For example, in order to meet the production schedule for Toy Story 2, Pixar expects to reassign many employees from its animation services group and from Film Four to Toy Story 2 for the completion of its production, which will result in a larger production staff than originally anticipated and which will generate additional production costs. In addition, when production of each film is completed, if completed, Pixar may incur significant carrying costs associated with transitioning personnel on creative and development teams from one project to another which, although shared with Disney, are treated as film costs which increase overall production budgets and could have a material adverse effect on results of operations and financial condition.

     RISKS ASSOCIATED WITH ADEQUACY OF CASH BALANCES

     Pursuant to the Co-Production Agreement, Pixar will co-finance the next four animated feature films that it produces, including Film Four. Pixar will also co-finance Toy Story 2 on the same basis as the other theatrical films. In the future, Pixar may co-finance other derivative works such as sequels and television productions. In addition, Pixar is building a new headquarters and studio facility in Emeryville, California, which is being financed by the use of cash and may continue to be financed by the use of cash. Since Pixar does not expect to generate substantial, if any, cash from operations in the first quarter and possibly the second quarter of 1999, the development and production costs of the Current Projects and costs of the new Emeryville facility will have a material adverse impact on Pixar's cash and short-term investment balances. As of January 2, 1999, Pixar had approximately $149.0 million in cash and short-term investments. Pixar believes that these funds will be sufficient to meet its anticipated cash needs for working capital and capital expenditures, including the development and production costs of the Current Projects, until Pixar begins receiving cash from the release of A Bug's Life and these films (which Pixar does not expect to be significant until the second or third quarter of 1999 at the earliest). However, even if these films generate cash, unless each is a success such that Pixar recovers on a timely basis its share of the production costs, as well as other operating expenses and capital expenditures, Pixar will be required to seek financing for its ongoing commitments under the Co-Production Agreement and any other requirements of its operations. Pixar may also seek additional financing in connection with the construction of its new facility. See also "-- Liquidity and Capital Resources". The sale of additional equity or convertible debt securities would result in additional dilution to Pixar's shareholders. Moreover, there can be no assurance that Pixar will be successful in obtaining future financing, or even if such financing is available, that it will be obtained on terms favorable to Pixar or on terms providing Pixar with sufficient funds to meet its obligations and objectives. The failure to obtain such financing would have a material adverse effect on Pixar's business, operating results and financial condition.

CAPITALIZED FILM PRODUCTION COSTS

     Although Disney funded the entire production of Toy Story, Pixar contractually guaranteed certain of the film budget overages and was liable to Disney for those amounts under the original Feature Film Agreement. Because these are "production costs" under SFAS No. 53, the costs were capitalized and amortized against film revenue. In 1996 and 1997, film production costs of $1.6 million and $1.5 million were amortized against film revenue, respectively. Since substantially all Toy Story revenue has been recognized, all related capitalized film costs were amortized in 1996 and 1997.

     Pixar had $60.8 million in capitalized film production costs as of January 2, 1999, consisting of costs relating to A Bug's Life, Toy Story 2 and Film Four, all of which are being co-financed by Disney under the Co-Production Agreement. See Notes 1 and 4 of Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and short-term investments decreased from $176.0 million at December 31, 1997 to $149.0 million at January 2, 1999 due primarily to cash used for film production and construction of the Emeryville studio discussed below.

     Pixar's cash provided by operating activities in 1996 primarily consisted of net income resulting from film revenue related to Toy Story and from the cash portion of patent licensing revenue totaling $6.0 million. In 1997, Pixar's cash provided by operating activities largely consisted of net income of $22.2 million primarily resulting from film revenue related to Toy Story as well as growth in accounts payable and accrued liabilities and a tax benefit from stock option exercises. In 1998, Pixar's cash provided by operating activities largely consisted of net income of $7.8 million primarily resulting from film revenue related to Toy Story. In 1996, Pixar's cash used in investing activities primarily consisted of investments in short-term securities. In 1997 and 1998, Pixar's cash used in investing activities primarily consisted of investments in short-term securities, capitalized film production costs and purchase of property and equipment, as described below, offset by net proceeds from maturities of short-term investments. In 1996, Pixar's cash used in financing activities was primarily for the repayment of the note payable to the majority shareholder. In 1997, Pixar's cash flows provided by financing activities primarily consisted of the net proceeds of approximately $14.9 million from sale of stock to Disney in conjunction with the signing of the Co-Production Agreement. See Note 4 and Note 6 of Notes to Financial Statements. In 1998, cash provided by financing activities primarily consisted of proceeds from exercised stock options.

     At January 2, 1999, Pixar's capital commitments primarily consisted of obligations to fund production costs of films and derivative products under the Co-Production Agreement and costs related to a new studio facility, both discussed below. Pixar also has obligations to pay portions of any revenue derived from each feature film produced under the Co-Production Agreement to its entertainment law firm in consideration for services rendered and obligations under operating leases. See Note 9 of Notes to Financial Statements. Pixar expects 1999 cash expenditures for capital equipment to be approximately $6.0 million, excluding costs related to the new studio facility discussed below.

     Film Production Costs Under Co-Production Agreement. In 1999, Pixar's expects to spend approximately $40.0 million, net of Disney's film cost reimbursements, on direct film costs and other costs to fund its ongoing film projects under the Co-Production Agreement, which will directly impact working capital.

     New Studio Facility. As of January 2, 1999, Pixar had incurred capital expenditures of approximately $21.2 million to purchase and begin construction of approximately 15 acres of land in Emeryville, California to build a new headquarters and studio facility. To construct the facility, Pixar currently expects to incur capital expenditures of approximately $38.0 million in 1999 and $19.0 million in 2000. In addition, Pixar expects to spend approximately $6.5 million total over the years 1999 and 2000 on related furniture, fixtures and equipment for the new facility. Due to changes in construction, design and/or other specifications, which may or may not be at the discretion of management and are often difficult to predict, Pixar cannot provide any assurances that construction of the new studio facility can be completed within these specified amounts. To date, Pixar has chosen to use its existing cash resources to fund construction costs. Pixar may continue to use its cash resources for such expenditures, or may choose to finance such capital expenditures through issuance of additional equity or debt securities, by obtaining a credit facility or by some other financing mechanism.

     As of January 2, 1999, Pixar's principal source of liquidity was approximately $149.0 million in cash and short-term investments. Pursuant to the Co-Production Agreement, Pixar will co-finance the next four original animated feature films, which it produces, including Film Four. Pixar will also co-finance Toy Story 2 on the same basis as the other theatrical films. In the future, Pixar may co-finance other derivative works such as theatrical sequels, direct to home video sequels, interactive products and television productions. As Pixar may not generate substantial, if any, cash from operations in the first half of 1999, the production costs of Toy Story 2 and Film Four are expected to have a material adverse impact on Pixar's cash and short-term investment balances. Pixar believes that available funds will be sufficient to meet its anticipated cash needs for working capital and capital expenditures, including the production costs of Toy Story 2 and Film Four, until Pixar begins receiving cash from the release of A Bug's Life and these films. However, even if these films generate cash, unless each is a success such that Pixar recovers on a timely basis its share of the production costs, as well as other operating expenses and capital expenditures, Pixar will be required to seek financing for its ongoing commitments under the Co-Production Agreement and any other requirements of its operations. Pixar may also seek additional financing in connection with the expansion of its facilities. The sale of additional equity or convertible debt securities would result in additional dilution to Pixar's shareholders. Moreover, there can be no assurance that Pixar will be successful in obtaining future financing, or even if such financing is available, that it will be obtained on terms favorable to Pixar or on terms providing Pixar with sufficient funds to meet its obligations and objectives. The failure to obtain such financing would have a material adverse effect on Pixar's business, operating results and financial condition.

THE YEAR 2000

     The Year 2000 problem is the result of computer programming using two digits rather than four to define the applicable year. Computer programs that have time-sensitive software may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could result in a major system failure or miscalculations.

     Pixar has formed a committee to address Year 2000 issues and the committee is currently reviewing Pixar's products, Pixar's internal computer systems and the systems of third parties on which Pixar relies for handling the Year 2000. This committee is composed of senior management and personnel from the systems department and the finance and administration staff. The committee's strategy for identifying and addressing Year 2000 issues involves five phases:

     Phase 1 -- Inventory: Prepare an inventory of software, hardware, third party services and building systems used by Pixar and determine Year 2000 compliance. For third party software, hardware and services, vendors are contacted and written certification is obtained to verify that such items are Year 2000 compliant. To date, most items in the inventory are either Year 2000 compliant or will be with minor modifications and most of the Year 2000 issues identified by Pixar relate to the financial software that Pixar uses. This phase is approximately 95% complete and is anticipated to be complete by April 1999.

     Phase 2 -- Assessment: Determine which of the inventory items identified in Phase 1 are critical or important as they relate to Pixar's business. For third party software, hardware and services which are deemed to be critical or important, Pixar is reviewing the written certification provided by vendors and performing internal testing where possible. To date, Pixar has identified a few third party systems which are not Year 2000 compliant. This phase is approximately 95% complete, and completion is anticipated shortly after completion of Phase 1 in April 1999.

     Phase 3 -- Strategy: Prepare strategies to modify or replace systems that are not Year 2000 compliant. To date, the few items in the inventory that have been identified as not being Year 2000 compliant are software items that can be made compliant by upgrading to the most recent versions of the software. This phase also includes monitoring the Year 2000 compliance programs of third parties whose services have been deemed to be critical to Pixar's business. This phase is approximately 50% complete, and is anticipated to be complete in July 1999.

     Phase 4 -- Remediation: Initiate remediation strategies. Pixar is planning to upgrade certain of its systems to the most recent versions of the software and most required fixes are underway. This phase is approximately 50% complete, and is anticipated to be complete in November 1999.

     Phase 5 -- Testing: Test and certify all critical and certain important systems where appropriate. Testing schedules have been set for Pixar's financial systems and studio tools. This phase is approximately 25% complete, and is anticipated to be complete in November 1999.

     Based on information available to date, Pixar believes that it will be able to complete it's Year 2000 compliance review and make any necessary modifications to its internal systems prior to the end of 1999. Pixar expects that the total costs associated with resolving its Year 2000 issues will not be material and does not expect such costs to exceed $500,000. The majority of these costs will result from purchasing an updated version of the financial software that Pixar uses.

     Pixar's most significant Year 2000 risk results from Pixar's relationship with Disney, a public company. Pixar relies on Disney for the distribution and marketing of its films and Toy Story 2 is expected to be released at the end of 1999. The disruption of Disney's distribution activities as a result of Year 2000 problems could result in lost revenues for Toy Story 2 and related merchandise. In addition, if the accounting and financial systems of Disney are adversely affected by Year 2000 issues and Disney is unable to issue revenue reports to Pixar, Pixar's recognition of its share of the revenue generated pursuant to the Co-Production Agreement and the Feature Film Agreement could be delayed. There can be no assurance that the failure of any third parties to have systems that are Year 2000 compliant would not have a material adverse effect on Pixar's financial position or results of operations.

RECENT PRONOUNCEMENTS

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133 in June 1988, Accounting for Derivatives and Hedging Activities, effective for fiscal years beginning after June 15, 1999. The standard requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. Pixar believes the adoption of SFAS No. 133 will not have a material effect on the consolidated results of operations, financial position or cash flows.

     In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software, SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 will have a material impact on its results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Pixar invests in a variety of investment grade, interest-bearing securities, including fixed rate obligations of corporations, municipalities, and national governmental entities and agencies. This diversification of risk is consistent with Pixar's policy to ensure safety of its principal and maintain liquidity. Pixar only invests in securities with a maturity of 24 months or less, with only government obligations exceeding 12 months. Pixar's investments are fixed rate obligations and carry a certain degree of interest rate risk. A rise in interest rates could adversely impact the fair market value of these securities.

     All of Pixar's financial instruments are held for purposes other than trading and are considered "available for sale" per SFAS 115. The table below provides information regarding Pixar's investment portfolio at January 2, 1999. The table presents principal cash flows and related weighted average fixed interest rates presented by expected maturity date (dollars in thousands):

                                                        FISCAL YEAR
                                              -------------------------------
                                                1999       2000       TOTAL
                                              --------    -------    --------
Available-for-sale securities...............  $119,190    $21,758    $140,948
Weighted-average interest rate..............      5.48%      6.34%       5.61%

     Pixar has no debt or foreign operations, therefore Pixar has no further market rate risk or foreign currency rate fluctuation risk.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders,
Pixar:

     We have audited the accompanying balance sheets of Pixar as of December 31, 1997 and January 2, 1999 and the related statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended January 2, 1999. These financial statements are the responsibility of Pixar's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pixar as of December 31, 1997 and January 2, 1999, and the results of its operation and its cash flows for each of the years in the three-year period ended January 2, 1999, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP
                                          KMPG LLP

San Francisco, California
January 29, 1999

                                     PIXAR

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                              DECEMBER 31,    JANUARY 2,
                                                                  1997           1999
                                                              ------------    ----------
Cash and cash equivalents...................................    $101,847       $ 29,557
Short-term investments......................................      74,198        119,491
Trade accounts receivable, net of allowance for returns and
  doubtful accounts of $257 and $229 in 1997 and 1998,
  respectively..............................................       1,321            595
Other receivables...........................................       2,667          3,290
Prepaid expenses and other assets...........................         984          5,872
Property and equipment, net.................................      21,462         31,160
Capitalized film production costs...........................      28,589         60,841
                                                                --------       --------
          Total assets......................................    $231,068       $250,806
                                                                ========       ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable............................................    $  1,694       $  2,615
Income taxes payable........................................       1,776             97
Payable to Disney...........................................       2,162          3,363
Accrued liabilities.........................................       7,276          8,396
Unearned revenue............................................         860          1,188
                                                                --------       --------
          Total liabilities.................................      13,768         15,659
                                                                --------       --------
Shareholders' equity:
Preferred stock, no par value; 5,000,000 shares authorized
  and no shares issued and outstanding......................          --             --
Common stock, no par value; 100,000,000 shares authorized;
  42,410,707 and 45,335,770 shares issued and outstanding as
  of December 31, 1997 and January 2, 1999, respectively....     210,902        220,397
Accumulated other comprehensive income......................          29            249
Deferred compensation.......................................        (414)          (104)
Retained earnings...........................................       6,783         14,605
                                                                --------       --------
          Total shareholders' equity........................     217,300        235,147
                                                                --------       --------
          Total liabilities and shareholders' equity........    $231,068       $250,806
                                                                ========       ========

                See accompanying notes to financial statements.

                                     PIXAR

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         YEARS ENDED
                                                          ------------------------------------------
                                                          DECEMBER 31,    DECEMBER 31,    JANUARY 2,
                                                              1996            1997           1999
                                                          ------------    ------------    ----------
Revenue:
  Software..............................................    $ 3,297         $ 4,499        $ 3,798
  Animation services....................................      3,947           1,556            630
  Film..................................................     18,847          26,914          9,759
  Patent licensing......................................      9,127           1,730            120
                                                            -------         -------        -------
          Total revenue.................................     35,218          34,699         14,307
                                                            -------         -------        -------
Cost of revenue:
  Software..............................................        113              81            723
  Animation services....................................      3,041             973            141
  Film..................................................      1,551           1,484             --
                                                            -------         -------        -------
          Total cost of revenue.........................      4,705           2,538            864
                                                            -------         -------        -------
          Gross profit..................................     30,513          32,161         13,443
                                                            -------         -------        -------
Operating expenses:
  Research and development..............................      4,501           4,712          3,862
  Sales and marketing...................................      1,471           1,450          1,301
  General and administrative............................      4,249           5,129          6,956
  Operating expense reimbursement.......................         --          (2,184)            --
                                                            -------         -------        -------
          Total operating expenses......................     10,221           9,107         12,119
                                                            -------         -------        -------
          Income from continuing operations.............     20,292          23,054          1,324
Other income, net.......................................      8,033           8,766          8,777
                                                            -------         -------        -------
          Income from continuing operations before
            taxes.......................................     28,325          31,820         10,101
Income tax expense......................................      1,983           9,864          2,637
                                                            -------         -------        -------
          Net income from continuing operations.........     26,342          21,956          7,464
Income (loss) from discontinued operations (includes
  income tax benefit of $77 in 1996 and income tax
  expense of $105 and $127 in 1997 and 1998,
  respectively).........................................     (1,023)            234            358
                                                            -------         -------        -------
          Net income....................................    $25,319         $22,190        $ 7,822
                                                            =======         =======        =======
Basic net income per share from continuing operations...    $  0.68         $  0.53        $  0.17
Basic net income (loss) per share from discontinued
  operations............................................      (0.02)           0.01           0.01
                                                            -------         -------        -------
Basic net income per share..............................    $  0.66         $  0.54        $  0.18
                                                            =======         =======        =======
Shares used in computing basic net income (loss) per
  share.................................................     38,632          41,224         44,185
                                                            =======         =======        =======
Diluted net income per share from continuing
  operations............................................    $  0.56         $  0.46        $  0.14
Diluted net income (loss) per share from discontinued
  operations............................................      (0.02)           0.00           0.01
                                                            -------         -------        -------
Diluted net income per share............................    $  0.54         $  0.46        $  0.15
                                                            =======         =======        =======
Shares used in computing diluted net income (loss) per
  share.................................................     46,989          48,144         51,338
                                                            =======         =======        =======

                See accompanying notes to financial statements.

                                     PIXAR

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                       ACCUMULATED                     RETAINED
                                    COMMON STOCK          OTHER                        EARNINGS         TOTAL
                                  -----------------   COMPREHENSIVE     DEFERRED     (ACCUMULATED   SHAREHOLDERS'   COMPREHENSIVE
                                  SHARES    AMOUNT       INCOME       COMPENSATION     DEFICIT)        EQUITY          INCOME
                                  ------   --------   -------------   ------------   ------------   -------------   -------------
Balances, December 31, 1995.....  38,286   $185,845       $  49         $(2,261)       $(40,726)      $142,907
Exercise of stock options,
  including tax benefit.........   1,127      1,463          --              --              --          1,463
Amortization of deferred
  compensation..................      --         --          --           1,212              --          1,212
Other comprehensive income:
  Holding loss on securities
    arising during the period...      --         --        (163)             --              --           (163)
  Less: reclassification
    adjustment for gains
    included in income..........      --         --          71              --              --             71
    Tax expense.................      --         --          (5)             --              --             (5)
                                  ------   --------       -----         -------        --------       --------
Unrealized loss on
  investments...................      --         --         (97)             --              --            (97)        $   (97)
Net income......................      --         --          --              --          25,319         25,319          25,319
                                  ------   --------       -----         -------        --------       --------         -------
Balances, December 31, 1996.....  39,413    187,308         (48)         (1,049)        (15,407)       170,804         $25,222
                                                                                                                       =======
Exercise of stock options,
  including tax benefit.........   1,998      8,709          --              --              --          8,709
Issuance of common stock and
  warrants, net of expenses of
  $115..........................   1,000     14,885          --              --              --         14,885
Amortization of deferred
  compensation..................      --         --          --             635              --            635
Other comprehensive income:
  Holding gains on securities
    arising during the period...      --         --         236              --              --            236
  Less: reclassification
    adjustment for gains
    included in income..........      --         --        (230)             --              --           (230)
    Tax expense.................      --         --          71              --              --             71
                                  ------   --------       -----         -------        --------       --------
Unrealized gain on
  investments...................      --         --          77              --              --             77         $    77
Net income......................      --         --          --              --          22,190         22,190          22,190
                                  ------   --------       -----         -------        --------       --------         -------
Balances, December 31, 1997.....  42,411    210,902          29            (414)          6,783        217,300         $22,267
                                                                                                                       =======
Exercise of stock options,
  including tax benefit.........   2,865      6,895          --              --              --             --           6,895
Amortization of deferred
  compensation..................      --         --          --             310              --            310
Acquisition of PEI..............      60      2,600          --              --              --          2,600
Other comprehensive income:
  Holding gains on securities
    arising during the period...      --         --         222              --              --            222
  Less: reclassification
    adjustment for gains
    included in income..........      --         --          (3)             --              --             (3)
    Tax expense.................      --         --           1              --              --              1
                                  ------   --------       -----         -------        --------       --------
Unrealized gain on
  investments...................      --         --         220              --              --            220         $   220
Net income......................      --         --          --              --           7,822          7,822           7,822
                                  ------   --------       -----         -------        --------       --------         -------
Balances, January 2, 1999.......  45,336   $220,397       $ 249         $  (104)       $ 14,605       $235,147         $ 8,042
                                  ======   ========       =====         =======        ========       ========         =======

                See accompanying notes to financial statements.

                                     PIXAR

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                             YEARS ENDED
                                                              ------------------------------------------
                                                              DECEMBER 31,    DECEMBER 31,    JANUARY 2,
                                                                  1996            1997           1999
                                                              ------------    ------------    ----------
Cash flows from operating activities:
  Net income................................................   $  25,319       $  22,190      $   7,822
    Adjustments to reconcile net income to net cash provided
      by operating activities:
    Discontinued operations.................................       1,023            (234)          (358)
    Amortization of deferred compensation, net of
      capitalization........................................       1,168             611            310
    Amortization of purchased technology....................          --              --            630
    Non-cash revenue attributable to film overbudget........      (2,324)             --             --
    Depreciation and amortization...........................         732           3,182          5,826
    Amortization of capitalized film production costs.......       1,551           1,484             --
    Tax benefit from option exercises.......................       1,236           7,688          3,636
    Licenses exchanged for equipment........................      (1,465)         (1,594)          (114)
    Loss on disposition of property and equipment...........          --             718            311
    Deferred income taxes...................................          --              --           (988)
    Changes in operating assets and liabilities:
      Trade accounts receivable.............................        (144)           (392)           726
      Other receivables.....................................      (1,614)            732           (623)
      Prepaid expenses and other assets.....................      (1,764)            143         (1,491)
      Accounts payable......................................         318             634            921
      Other liabilities.....................................       1,539           4,698          2,221
      Income taxes payable..................................          --           1,776         (1,679)
      Unearned revenue......................................          68             584            103
                                                               ---------       ---------      ---------
         Net cash provided by continuing operations.........      25,643          42,220         17,253
         Net cash provided by (used in) discontinued
           operations.......................................      (2,508)          1,701            358
                                                               ---------       ---------      ---------
         Net cash provided by operating activities..........      23,135          43,921         17,611
                                                               ---------       ---------      ---------
Cash flows from investing activities:
  Purchase of property and equipment........................      (2,371)        (17,761)       (16,576)
  Proceeds from sale of property and equipment..............          --              31            741
  Proceeds from sale of short-term securities...............     175,360         169,210        150,381
  Investments in short-term securities......................    (244,776)       (127,010)      (195,454)
  Capitalized film production costs.........................      (1,840)        (27,098)       (32,252)
                                                               ---------       ---------      ---------
         Net cash used in investing activities..............     (73,627)         (2,628)       (93,160)
                                                               ---------       ---------      ---------
Cash flows from financing activities:
  Net proceeds from issuance of common stock and warrants...          --          14,885             --
  Proceeds from exercised stock options.....................         227           1,021          3,259
  Repayment of note payable to shareholder..................      (2,373)             --             --
                                                               ---------       ---------      ---------
         Net cash provided by (used in) financing
           activities.......................................      (2,146)         15,906          3,259
                                                               ---------       ---------      ---------
Net increase (decrease) in cash and cash equivalents........     (52,638)         57,199        (72,290)
Cash and cash equivalents at beginning of period............      97,286          44,648        101,847
                                                               ---------       ---------      ---------
Cash and cash equivalents at end of period..................   $  44,648       $ 101,847      $  29,557
                                                               =========       =========      =========
Supplemental disclosure of cash flow information:
         Cash paid during the period for income taxes.......   $     523       $     390      $   1,796
                                                               =========       =========      =========
  Supplemental disclosure of non-cash investing and
    financing activities:
         Credits used to purchase equipment.................   $   3,127       $   1,730      $     120
                                                               =========       =========      =========
         Film overbudget reductions.........................   $   3,324       $      --      $      --
                                                               =========       =========      =========
         Value of common stock and liabilities assumed for
           purchase of PEI..................................   $      --       $      --      $   3,000
                                                               =========       =========      =========
         Non-cash film production costs capitalized.........   $      44       $      24      $      --
                                                               =========       =========      =========
         Unrealized gain (loss) on investments..............   $     (97)      $      77      $     220
                                                               =========       =========      =========

                See accompanying notes to financial statements.

                                     PIXAR

                         NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF PIXAR AND SIGNIFICANT ACCOUNTING POLICIES

  The Company

     Pixar was incorporated in the state of California on December 9, 1985. Pixar is a digital animation studio with the technical, creative and production capabilities to create a new generation of animated feature films and related products.

  Cash and Cash Equivalents

     Pixar considers all highly liquid instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents as of January 2, 1999 consisted primarily of U.S. Treasury Bills, demand notes, commercial paper and government agency bonds.

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

  Property and Equipment

     Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the related lease term or the life of the improvement. Pixar evaluates these assets for impairment whenever changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impaired assets and assets to be disposed of are reported at the lower of carrying values or fair values, less costs of disposal.

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

                                     PIXAR

  Revenue Recognition

     Revenue from the distribution of animated feature films and related products is recognized as earned and reasonably estimable. The related revenue cycle is generally five to seven years, with the substantial majority expected to be recognized in the first two years. In accordance with SOP 97-2, software licensing revenue is recognized upon shipment. Animation services revenue is recognized on the percentage-of-completion method of accounting. Patent licensing revenue is recognized upon release of the rights to the technology.

  Financial Instruments and Concentration of Credit Risk

     The carrying value of financial instruments, including marketable securities and accounts receivable, approximate fair value. Financial instruments that potentially subject Pixar to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable. Pixar invests its excess cash in a variety of investment grade, interest-bearing securities with major banks. This diversification of risk is consistent with Pixar's policy to ensure safety of principal and maintain liquidity.

     Excluding its software business, Pixar's revenue is concentrated in a few large customers, as outlined in Note 10. Pixar maintains reserves for potential credit losses and such losses have been within management's expectations.

  Fiscal Year

     Effective for the fiscal year 1998, Pixar adopted a 52 or 53-week fiscal year, changing the year end date from December 31 to the Saturday nearest December 31. As a result, the first three quarters of 1998 represented thirteen-week periods and the fourth quarter represented a fourteen-week period. The fiscal year ended January 2, 1999 had 53 weeks.

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

  Net Income per Share

     In accordance with SFAS No. 128, Earnings per Share, basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period and using the treasury stock method for options and warrants (see Note 11).

  Segment Reporting

     During the fourth quarter of 1998, Pixar adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes annual and interim reporting standards for operating segments of a company (see
Note 10).

                                     PIXAR

  Comprehensive Income

     On January 1, 1998, Pixar adopted SFAS 130, Reporting Comprehensive Income, which requires classification of other comprehensive income by nature in a financial statement and a breakout of the accumulated balance of other comprehensive income separately in the equity section of the balance sheet.

  Reclassifications

     Certain amounts reported in previous years have been reclassified to conform to the 1998 financial statement presentation.

  Stock Option Plans

     Pixar uses the intrinsic value-based method to account for all of its employee stock-based compensation plans.

(2) SHORT-TERM INVESTMENTS

     All investments were considered available-for-sale securities and consisted of the following (in thousands):

                                                                UNREALIZED      ESTIMATED
                                                    COST      GAINS (LOSSES)    FAIR VALUE
                                                  --------    --------------    ----------
DECEMBER 31, 1997:
U. S. Treasury Bills............................  $ 41,993         $ 27          $ 42,020
Demand notes....................................    77,817           --            77,817
Commercial paper................................    16,474           --            16,474
Federal agency obligations......................    32,175            2            32,177
Time deposits...................................     5,000           --             5,000
                                                  --------         ----          --------
                                                  $173,459         $ 29          $173,488
                                                  ========         ====          ========
JANUARY 2, 1999:
U. S. Treasury Bills............................  $  9,233         $ 45          $  9,278
U. S. Treasury Notes............................    59,917          122            60,039
Demand notes....................................     2,585           --             2,585
Commercial paper................................    28,385           (1)           28,384
Federal agency obligations......................    40,579           83            40,662
                                                  --------         ----          --------
                                                  $140,699         $249          $140,948
                                                  ========         ====          ========

     The contractual maturities of available-for-sale debt securities as of January 2, 1999 regardless of their balance sheet classification, are as follows (in thousands):

                                                                     ESTIMATED
                                                           COST      FAIR VALUE
                                                         --------    ----------
Due within one year....................................  $119,005     $119,190
Due after one year through two years...................    21,694       21,758
                                                         --------     --------
                                                         $140,699     $140,948
                                                         ========     ========

                                     PIXAR

(3) BALANCE SHEET COMPONENTS

     Selected balance sheet components are as follows (in thousands):

                                                       DECEMBER 31,    JANUARY 2,
                                                           1997           1999
                                                       ------------    ----------
Property and equipment:
  Land...............................................    $ 7,355        $ 7,355
  Equipment..........................................     14,751         14,890
  Leasehold improvements.............................      2,867          3,108
  Construction in process............................      1,885         15,070
                                                         -------        -------
                                                          26,858         40,423
Less accumulated depreciation and amortization.......      5,396          9,263
                                                         -------        -------
                                                         $21,462        $31,160
                                                         =======        =======
Accrued liabilities:
  Employee-related expenses..........................    $ 4,213        $ 3,720
  Professional services..............................      1,375          1,431
  Facilities construction in process.................         --          2,232
  Other..............................................      1,688          1,013
                                                         -------        -------
                                                         $ 7,276        $ 8,396
                                                         =======        =======

(4) FEATURE FILM AND CO-PRODUCTION AGREEMENTS

  Feature Film Agreement

     In 1991, Pixar entered into a feature film agreement with Walt Disney Pictures, a wholly owned subsidiary of Walt Disney Pictures and Television (together with its subsidiaries and affiliates collectively referred to herein as "Disney"), to develop and produce up to three computer animated feature films (the "Feature Film Agreement"). Pixar is entitled to receive compensation based on revenue from the distribution of these films and related products. In 1995, Pixar released its first feature film under the terms of the Feature Film Agreement, Toy Story. Based on the individual film forecast method, all significant Toy Story film production costs were fully amortized by the year ended December 31, 1997.

  Co-Production Agreement

     In February 1997, Pixar and Disney entered into a new co-production agreement (the "Co-Production Agreement") which now governs all films made by Pixar since Toy Story. Pixar's recently released film, A Bug's Life, was the first film produced under this agreement. Films in development or production at Pixar as of January 2, 1999, Toy Story 2 and Pixar's fourth film ("Film Four"), are also governed by this agreement. Under the Co-Production Agreement, Pixar, on an exclusive basis, will produce five computer-animated theatrical motion pictures (the "Pictures") for distribution by Disney. A Bug's Life and Film Four count toward the five Pictures, whereas Toy Story 2 is a derivative work that will not count toward the Pictures. However, Pixar and Disney have agreed that all provisions of the Co-Production Agreement applicable to the Pictures will also apply to Toy Story 2. Pixar and Disney co-own, co-brand and co-finance the production costs of the Pictures, and share equally in the profits of each Picture and any related merchandise and other ancillary products, after recovery of all of Disney's marketing, distribution and other predefined fees and costs. The Co-Production Agreement generally provides that Pixar will produce each Picture and Disney will control decisions relating to film marketing and distribution.

                                     PIXAR

     The total film production costs and related amounts capitalized are as follows (in thousands):

                                           1996 AND                          TOTAL THROUGH
                                            PRIOR       1997       1998          1998
                                           --------    -------    -------    -------------
RELEASED FILMS:
Pixar production costs...................  $    --     $19,429    $16,819      $ 36,248
Disney production funding and
  reimbursement (unaudited)..............   44,324       2,827     16,819        63,970
                                           -------     -------    -------      --------
     Total film production costs
       (unaudited).......................  $44,324     $22,256    $33,638       100,218
                                           =======     =======    =======
Disney reimbursements of production costs
  (unaudited)............................                                       (61,646)
Amortization of deferred compensation....                                           360
Participation fees.......................                                           600
Amortization of film production costs....                                        (3,035)
                                                                               --------
     Total film production costs
       capitalized for released films....                                        36,497
                                                                               --------
FILMS IN PROCESS:
Pixar production costs...................  $    --     $ 8,909    $15,435        24,344
Disney production funding and
  reimbursement (unaudited)..............    3,986       4,923     15,435        24,344
                                           -------     -------    -------      --------
     Total film production costs
       (unaudited).......................  $ 3,986     $13,832    $30,870        48,688
                                           =======     =======    =======
Disney reimbursements of production costs
  (unaudited)............................                                       (24,344)
                                                                               --------
     Total film production costs
       capitalized for films in
       process...........................                                        24,344
                                                                               --------
     Total film production costs
       capitalized.......................                                      $ 60,841
                                                                               ========

     Under the Co-Production Agreement, certain operating expenses benefiting the productions, such as certain research and development and certain general and administrative expenses, are paid half by Pixar and half by Disney. From the date of the Co-Production Agreement, Pixar recorded the following amounts reimbursed by Disney as offsets to the following expense categories (in thousands):

                                                    FEBRUARY 24 TO      FISCAL YEAR
                                                   DECEMBER 31, 1997       1998
                                                   -----------------    -----------
Research and development.........................       $2,012            $2,818
General and administrative.......................        1,277             2,199
                                                        ------            ------
          Total..................................       $3,289            $5,017
                                                        ======            ======

     Since the Co-Production Agreement began with A Bug's Life and Toy Story 2, both in various stages of production in 1996 and 1997, Pixar was entitled to reimbursement for Disney's share of certain of Pixar's operating expenses incurred in 1996 and the first two months of 1997, prior to signing the Co-Production Agreement. The determination of this $2,184,000 one-time operating expense reimbursement was finalized in the quarter ended September 30, 1997. The amount recorded represented reimbursements of the following expense categories (in thousands):

                                        YEAR ENDED          JANUARY 1 TO
                                     DECEMBER 31, 1996    FEBRUARY 24, 1997    TOTAL
                                     -----------------    -----------------    ------
Research and development...........       $  936                $179           $1,115
General and administrative.........          620                 449            1,069
                                          ------                ----           ------
                                          $1,556                $628           $2,184
                                          ======                ====           ======

                                     PIXAR

     At December 31, 1997 and January 2, 1999 the Disney payable of $2,162,000 and $3,363,000, respectively, consisted of advances in excess of Disney's actual share of expenditures for all films.

(5) PATENT LICENSING ARRANGEMENTS

     For the year ended December 31, 1996, fees of $9,127,000 were recognized on the licensing of certain patents. Pixar delivered all rights to utilize the technology underlying the license to the licensee, and received a non-refundable fixed-fee payment of $6,000,000 in cash and $5,000,000 of credits for products to be purchased from the licensee by Pixar over the next four years. Following the release of the rights to utilize the patents to the licensee, Pixar maintained no significant vendor obligations to the licensee, so Pixar recognized as revenue the fixed and determinable amounts of the $6,000,000 cash payment received, plus $3,127,000 that represented the portion of the credits Pixar used during the year ended December 31, 1996. Patent licensing revenue of $1,730,000 recognized in 1997 represents additional credits used. Of the remaining credits, $120,000 were utilized in 1998.

(6) RELATED PARTY TRANSACTIONS

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

(7) INCOME TAXES

     The components of income taxes from continuing operations are as follows (in thousands):

                                                          FISCAL YEAR
                                                   --------------------------
                                                    1996      1997      1998
                                                   ------    ------    ------
Income taxes:
  Current:
     Federal.....................................  $  340    $  944    $   --
     State.......................................     136     1,288         2
     Foreign.....................................      --        26        79
                                                   ------    ------    ------
          Total current taxes....................     476     2,258        81
                                                   ------    ------    ------
  Deferred:
     Federal.....................................      --        --      (786)
     State.......................................      --        --      (202)
                                                   ------    ------    ------
          Total deferred taxes...................      --        --      (988)
                                                   ------    ------    ------
  Charge in lieu of taxes attributable to
     employer stock option plans.................   1,507     7,606     3,544
                                                   ------    ------    ------
          Total tax provision....................  $1,983    $9,864    $2,637
                                                   ======    ======    ======

                                     PIXAR

     The following tabulation reconciles the statutory corporate federal income tax expense (benefit) (computed by multiplying Pixar's income from continuing operations before income taxes by 34% for the year ended December 31, 1996 and 35% for the years ended December 31, 1997 and January 2, 1999) to Pixar's income tax expense (in thousands):

                                                         FISCAL YEAR
                                                -----------------------------
                                                 1996       1997       1998
                                                -------    -------    -------
Expected income tax expense...................  $ 9,631    $11,137    $ 3,535
State income taxes, net of federal tax
  effect......................................      882      1,742        421
Change in beginning of year valuation
  allowance...................................   (9,179)    (3,370)    (1,688)
Alternative minimum tax.......................      611         --         --
Other, net....................................       38        355        369
                                                -------    -------    -------
Income taxes..................................  $ 1,983    $ 9,864    $ 2,637
                                                =======    =======    =======

     The tax effects of temporary differences attributable to continuing operations that give rise to significant portions of the deferred tax assets are presented below (in thousands):

                                                             FISCAL YEAR
                                                         --------------------
                                                           1997        1998
                                                         --------    --------
Deferred tax assets:
  Deferred compensation................................  $    733    $    607
  Capitalized film costs...............................     5,981      21,879
  Capitalized research expenses........................       134          69
  Credit carryforwards.................................     1,490       2,466
  Net operating loss carryforwards.....................     1,207      10,698
  Reserves and accruals................................     1,536       1,289
                                                         --------    --------
          Total gross deferred tax assets..............    11,081      37,008
Valuation allowance....................................   (11,081)    (36,020)
                                                         --------    --------
          Net deferred tax assets......................  $     --    $    988
                                                         ========    ========

     Pixar has a valuation allowance as of January 2, 1999 which partially offsets its gross deferred tax assets due to the fact that there is no guarantee Pixar will generate sufficient taxable income in the future to be able to realize all of the deferred tax assets. The increase in the valuation allowance for the year ended January 2, 1999 was $24,939,000.

     Included in the deferred tax assets above is approximately $34,000,000 related to stock option compensation for which the benefit when realized will be an adjustment to equity. As of January 2, 1999, Pixar had federal and state net operating loss carryforwards of approximately $28,500,000 and $12,200,000, respectively. The net operating loss carryforwards, if not utilized, will expire in various years from 2003 through 2018. As of January 2, 1999, Pixar also has federal and state research credit carryforwards of approximately $1,300,000 and $260,000 (net of federal tax impact), respectively. The federal research credits expire from 2004 to 2018. There is no expiration provision for the California research credits carryforwards. In addition, Pixar has foreign tax credit and alternative minimum tax credit carryforwards for federal income tax purposes of approximately $105,000 and $784,000, respectively.

(8) SHAREHOLDERS' EQUITY

  Deferred Compensation

     Pixar recorded deferred compensation for the difference between the grant price and the deemed fair value of the common stock underlying certain options granted in 1995. This amount is being amortized over the vesting period of the individual options, generally four years. Amortization of deferred compensation was approximately $1,212,000, $635,000 and $310,000 for the years ended December 31, 1996, December 31,

                                     PIXAR

1997 and January 2, 1999, respectively. Of these amounts $44,000, and $24,000 were capitalized as film production costs in 1996 and 1997, respectively. The remaining amounts of $1,168,000 and $611,000 were expensed in 1996 and 1997, respectively. In 1998, the entire amount of $310,000 was charged to expense.

  Stock Option Plans

     Pixar has stock option plans for employees, consultants and non-employee directors which provide incentive and nonstatutory stock options. The option exercise price for incentive stock options is not less than the fair market value at the grant date. Nonstatutory options are granted at prices and terms determined by the Board of Directors, or a committee of the Board of Directors. Employee and consultant options generally vest 25% per year over four years. Initial grants to non-employee directors vest one-third annually for three years; subsequent grants vest after one year. All options have a term not greater than 10 years from the date of grant. As of January 2, 1999, Pixar had 1,500,073 shares reserved for issuance under the plans.

     A summary of activity under the option plans during 1996, 1997 and 1998 are as follows:

                                                                WEIGHTED-AVERAGE
                                                    SHARES       EXERCISE PRICE
                                                  ----------    ----------------
Outstanding at January 1, 1996..................   9,140,900         $1.00
  Granted.......................................   1,297,000         15.18
  Exercised.....................................  (1,126,602)         0.20
  Forfeited.....................................    (447,458)        15.79
                                                  ----------
Outstanding at December 31, 1996................   8,863,840          2.41
  Granted.......................................   1,671,700         15.52
  Exercised.....................................  (1,997,605)         0.52
  Forfeited.....................................    (163,317)        12.53
                                                  ----------
Outstanding at December 31, 1997................   8,374,618          5.28
  Granted.......................................   3,235,922         26.08
  Exercised.....................................  (2,864,595)         1.14
  Forfeited.....................................    (288,926)        13.11
                                                  ----------
Outstanding at January 2, 1999..................   8,457,019         14.38
                                                  ==========         =====

     For various price ranges, weighted-average characteristics of outstanding stock options at January 2, 1999 were as follows:

                              OPTIONS OUTSTANDING                      OPTIONS VESTED
                  -------------------------------------------   ----------------------------
                               REMAINING     WEIGHTED-AVERAGE               WEIGHTED-AVERAGE
EXERCISE PRICES    SHARES     LIFE (YEARS)    EXERCISE PRICE     SHARES      EXERCISE PRICE
---------------   ---------   ------------   ----------------   ---------   ----------------
$0.20             2,314,476       6.35            $0.20         1,835,964        $0.20
$1.25 to $9.60      774,994       6.79             7.48           647,282         7.37
$10.80 to $15.00  1,522,972       7.99            13.33           570,426        13.04
$15.13 to $19.00    466,084       8.13            16.22           141,498        16.44
$19.13 to $25.88  2,254,373       8.99            21.43            68,864        21.50
$27.75 to $39.13    948,320       9.55            32.73               125        34.44
$41.00 to $61.50    175,800       9.45            46.07                --           --
                  ---------                                     ---------
                  8,457,019       7.91            14.38         3,264,159         5.02
                  =========                                     =========

                                     PIXAR

     Pixar uses the intrinsic value-based method to account for all of its employee stock-based compensation plans. Had compensation cost for Pixar's stock option plans been determined consistent with SFAS No. 123, Pixar's net income and net income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                         FISCAL YEAR
                                                -----------------------------
                                                 1996       1997       1998
                                                -------    -------    -------
Pro forma net income (loss)...................  $24,017    $18,710    $(2,635)
Pro forma basic net income (loss) per share...  $  0.62    $  0.45    $ (0.06)
Pro forma diluted net income (loss) per
  share.......................................  $  0.51    $  0.39    $ (0.05)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value of options granted was $6.51, $6.27 and $11.75 for fiscal years 1996, 1997 and 1998, respectively. Values were estimated using zero dividend yield for all years; expected volatility of 50 percent for all years; risk-free interest rates of 6.06%, 6.17% and 4.96%, for 1996, 1997 and 1998, respectively; and
weighted-average expected lives of 3.52 years, 3.15 years and 4.29 years, for 1996, 1997 and 1998, respectively for both plans.

  Employee Benefit Plans

     In 1992, Pixar adopted a 401(k) Profit Sharing Plan (the 401(k) Plan) that is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan covers substantially all of Pixar's employees. Participants may elect to contribute a percentage of their compensation to this plan, up to the statutory maximum amount. Pixar may make discretionary contributions to the 401(k) Plan; none have been made to date.

(9) COMMITMENTS AND CONTINGENCIES

  Lease Commitments

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of January 2, 1999 were as follows (in thousands):

                    FISCAL YEAR
                    -----------
  1999..............................................  $2,722
  2000..............................................   2,193
  2001..............................................     504
  2002..............................................       6
                                                      ------
          Total minimum lease payments..............  $5,425
                                                      ======

     Rental expense from operating leases amounted to approximately $1,236,000, $2,095,000 and $2,697,000 for the years ended December 31, 1996, 1997 and
January 2, 1999, respectively.

  Participation Commitment

     Pixar is obligated to pay 5% of its revenue from the distribution of each of the Pictures under the Co-Production Agreement to a third party in consideration for services rendered. The compensation is subject to a cap of $500,000 for each theatrical motion picture and a cap of $200,000 for each sequel or remake, with a total aggregate cap of $3,000,000. Pixar paid participation fees of $250,000 in 1997 under this obligation. No payments were made in 1998.

  Legal Matters

     Pixar is involved in claims arising in the ordinary course of business. Pixar believes these matters will be resolved without material adverse effect on Pixar's financial position, results of operations or cash flows.

                                     PIXAR

(10) SIGNIFICANT CUSTOMERS AND SEGMENT REPORTING

     The following table summarizes the annual percentage contribution to revenue by customers when revenue from such customers exceeded 10% of total revenue in 1996, 1997 or 1998 and the amounts due from these customers as a percentage of total accounts receivable at the corresponding year end:

                                              PERCENTAGE OF                  PERCENTAGE OF TOTAL
                                              TOTAL REVENUES              ACCOUNTS RECEIVABLE AS OF
                                          ----------------------          -------------------------
                                          1996     1997     1998          1996      1997      1998
                                          ----     ----     ----          -----     -----     -----
Disney..................................   62%      83%      76%           34%       23%       12%
Silicon Graphics, Inc...................   26%      --       --            --        --        --

     Pixar adopted the provisions of SFAS 131, Disclosures about Segments of an Enterprise and Related Information (see Note 1). Pixar's chief operating decision maker is considered to be Pixar's Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about film revenue for purposes of making operating decisions and assessing financial performance. The consolidated financial information reviewed by the CEO is identical to the information presented in the accompanying consolidated statement of operations and Pixar has no foreign operations. Therefore, the Company operates in a single operating segment.

(11) EARNINGS PER SHARE CALCULATION

     Reconciliation of basic and diluted net income per share (in thousands, except per share amounts):

                                                                                   FISCAL YEAR
                                                  -----------------------------------------------------------------------------
                                                            1996                       1997                      1998
                                                  ------------------------   ------------------------   -----------------------
                                                    NET                        NET                       NET
                                                  INCOME    SHARES    EPS    INCOME    SHARES    EPS    INCOME   SHARES    EPS
                                                  -------   ------   -----   -------   ------   -----   ------   ------   -----
Basic net income per share......................  $25,319   38,632   $0.66   $22,190   41,224   $0.54   $7,822   44,185   $0.18
Effect of dilutive shares:
Warrants/options................................       --    8,357                --    6,920               --    7,153
                                                  -------   ------           -------   ------           ------   ------
Diluted net income per share....................  $25,319   46,989   $0.54   $22,190   48,144   $0.46   $7,822   51,338   $0.15
                                                  =======   ======           =======   ======           ======   ======

(12) DISCONTINUED OPERATIONS

     In March 1997, Pixar determined to discontinue its business of producing CD-ROM and other interactive products. Pixar immediately discontinued these operations and reassigned all employees of this division. Since the measurement date and disposal date were virtually simultaneous, no income or loss was measured for the intervening period. Pixar had revenue of $3,009,000, $1,212,000 and $485,000 in 1996, 1997 and 1998, respectively. Pixar recorded losses from discontinued operations, net of income tax benefit, of $1,023,000 in 1996. Pixar recorded income from discontinued operations of $234,000 and $358,000 in 1997 and 1998, respectively, net of income taxes, primarily due to royalty income received for the Toy Story CD-ROM products. Pixar does not expect any future CD-ROM royalty income or costs in future periods.

(13) BUSINESS COMBINATION

     On June 16, 1998, Pixar issued 60,468 shares of its common stock in exchange for all of the outstanding common stock of Physical Effects, Inc. ("PEI"). Pixar assumed $300,000 of liabilities as part of this merger. The merger was accounted for under the purchase method of accounting with the operating results of PEI being included in Pixar's results of operations from the date of acquisition. The majority of the purchase price was assigned to purchased technology associated with certain technology developed by PEI. The purchased technology is being amortized over a period not to exceed three years.

     PEI's results of operations prior to the acquisition were immaterial and therefore proforma financial statements were not materially different from Pixar's financial statements.

                  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods (in thousands, except per share data).

                                                                  QUARTER ENDED
                                                --------------------------------------------------
                                                MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                --------    -------    ------------    -----------
1997
Revenue.......................................   $7,867     $14,376       $5,341         $7,115
Gross profit..................................    7,300      13,419        4,698          6,744
Net income....................................    5,148       8,929        3,672          4,441
Basic net income per share....................      .13         .22          .09            .11
Diluted net income per share..................      .11         .19          .08            .09

                                                                    QUARTER ENDED
                                                   ------------------------------------------------
                                                   MARCH 28    JUNE 27    SEPTEMBER 26    JANUARY 2
                                                   --------    -------    ------------    ---------
1998
Revenue..........................................   $4,997     $3,769        $2,474        $3,067
Gross profit.....................................    4,923      3,669         2,172         2,679
Net income.......................................    3,818      2,057           867         1,080
Basic net income per share.......................      .09        .05           .02           .02
Diluted net income per share.....................      .08        .04           .02           .02