Form 10-K405, Exhibit 13
period 2000-01-01
PIXAR \CA\
filed 2000-03-30
CIK 1002114

                                                                    EXHIBIT 13.1

SELECTED FINANCIAL DATA

     The following selected financial data is derived from our financial statements. This data should be read in conjunction with the Financial Statements and Notes thereto, and with Management's Discussion and Analysis of Financial Condition and Results of Operations.



                                                                      FISCAL YEAR
                                           ----------------------------------------------------------------
                                             1995          1996          1997          1998          1999
                                           --------      --------      --------      --------      --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue .................................  $ 12,113      $ 35,218      $ 34,699      $ 14,307      $121,037
Net income from continuing operations ...     3,331        26,342        21,956         7,464        49,102
Net income ..............................     1,627        25,319        22,190         7,822        49,224
Basic net income per share from
  continuing operations .................      0.26          0.68          0.53          0.17          1.06
Basic net income per share ..............      0.13          0.66          0.54          0.18          1.07
Diluted net income per share from
  continuing operations .................      0.10          0.56          0.46          0.14          0.99
Diluted net income  per share ...........      0.05          0.54          0.46          0.15          0.99

    Total assets ........................   152,815       176,941       231,068       250,806       374,905
    Total shareholders' equity ..........   142,907       170,804       217,300       235,147       344,443

           The foregoing discussion, the preceding Letter to Shareholders and other sections of this Annual Report to Shareholders contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current expectations, estimates and projections about Pixar's industry, management's beliefs, and assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results and outcomes may differ materially from what is expressed or forecasted in any such forward-looking statements. Such risks and uncertainties include those set forth herein under "Overview," "--Dependence on Toy Story 2, A Bug's Life and Toy Story in 2000," and "--Risks Associated with Adequacy of Cash Balances" as well as those noted in the section entitled "Risk Factors " in Pixar's Annual Report on Form 10-K for the year ended January 1, 2000 (the "Form 10-K"). Particular attention should be paid to the cautionary language in the section in the Form 10-K entitled "--Dependence on Toy Story 2, A Bug's Life and Toy Story in 2000," " -- Risks Associated with Adequacy of Cash Balances," "Risk Associated with Scheduled Successive Release of Films" and "-- Risks Associated with Co-Production Agreement." Unless required by law, Pixar undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

           Pixar was formed in 1986 when Steve Jobs purchased the computer division of LucasFilm and incorporated it as a separate company. Until 1996, Pixar generated its recurring revenue primarily from the license of RenderMan software, software development contracts and fees for animated television commercials. In 1991, we entered into a feature film agreement (the "Feature Film Agreement") with Walt Disney Pictures, a wholly owned subsidiary of The Walt Disney Company (together with its subsidiaries and affiliates collectively referred to herein as "Disney"), for the development and production of up to three animated feature films to be marketed and distributed by Disney. As a result, in 1992, we began to place more emphasis on products sold for their content, especially feature films, and the continued development of our proprietary software. We reduced emphasis on the commercialization of software and contract development work and moved away from producing computer-animated commercials. We implemented this shift in focus toward feature films over the last seven years. In accordance with this shift in focus, we adopted a new business model pursuant to which we will continue to develop and produce new animated feature films and related products and will produce jointly with Disney other related products such as merchandise and soundtracks.

           Adoption of this new business model did not materially impact our results of operations and financial condition until 1996, when we first recognized film revenue and cost of film revenue attributable to our first animated feature film, Toy Story, which was released in November 1995. Our share of revenues and expenses from Toy Story have been governed by the terms of the Feature Film Agreement. This agreement was superseded in February 1997 by the Co-Production Agreement, described below, except with respect to treatment of certain Toy Story and Toy Story-related products developed pursuant to the Feature Film Agreement. Accordingly, we believe that results of operations for 1997 and 1998, during which time Toy Story revenue and costs were governed by the terms of the Feature Film Agreement, are not meaningful indicators of future performance. See "Risk Factors-- Risk of Net Losses in 2001"

           In February 1997, we entered into the Co-Production Agreement ("Co-Production Agreement") with Disney pursuant to which we, on an exclusive basis, agreed to produce five original computer-animated feature-length theatrical motion pictures (the "Pictures") for distribution by Disney. Pixar and Disney agreed to co-finance the production costs of the Pictures, co-own the Pictures (with Disney having exclusive distribution and exploitation rights), co-brand the Pictures and share equally in the profits of each Picture and any related merchandise and other ancillary products, after recovery of all marketing and distribution costs (which Disney finances), a distribution fee paid to Disney and any other fees or costs, including any participations provided to talent and the like. The Co-Production Agreement generally provides that we will produce each Picture and that Disney will control all decisions relating to marketing, promotion, publicity, advertising and distribution of each Picture. Our second feature film, A Bug's Life, was released in November 1998 and counts as the first original Picture under the Co-Production Agreement. The Co-Production Agreement also contemplates that with respect to theatrical sequels, made-for-home video sequels, television productions, interactive media products and other derivative works related to the Pictures, we will have the opportunity to co-finance and produce such products or to earn passive royalties on such products. We will not share in any theme park revenues generated as a result of the Pictures. Pursuant to the Co-Production Agreement, in addition to co-financing the production costs of the Pictures, Disney will reimburse us for our share of certain general and administrative costs and certain research and development costs that benefit the productions. See Note 4 of Notes to Financial Statements.

           In November 1999, Toy Story 2, our third animated feature film was released. As a sequel, Toy Story 2 is a derivative work of the original Toy Story, therefore is not counted toward the five original Pictures to be produced under the Co-Production Agreement. However, as a derivative work, Toy Story 2 is treated as a Picture under the Co-Production Agreement and all the provisions applicable to the five original Pictures apply.

           In May 1999, we began production of our fourth theatrical film with the working title "Monsters, Inc." and also in 1999, we began story development of our fifth animated feature film "Film Five" and concept development on our sixth animated feature film. These films will be produced and distributed under the Co-Production Agreement and will count as the second, third and fourth films of the five original films to be produced under the Co-Production Agreement. We do not expect to release Monsters, Inc. until late 2001, at the earliest and Film Five until 2002, at the earliest.

           Effective for fiscal year 1998, we adjusted our fiscal year end from December 31 to a 52- or 53-week period that ends on the Saturday nearest December 31. The 1999 fiscal year ended on January 1, 2000 and consisted of 52 weeks.

RESULTS OF OPERATIONS

     Revenue

           In 1999, we derived revenue from A Bug's Life, Toy Story, from software licenses and from fees for other animation services. Revenue from feature films is recognized as earned and reasonably estimable. All payments to us from Disney for development and production of Toy Story under the Feature Film Agreement, and A Bug's Life, Toy Story 2, Monsters, Inc. and Film Five under the Co-Production Agreement have been recorded as cost reimbursements. Accordingly, no revenue has been recognized for such reimbursements; rather, we have netted the reimbursements against the related costs. These reimbursed costs through the end of 1999 are set forth in Note 4 of Notes to Financial Statements. Software license revenue is recognized upon shipment. Animation services revenue is recognized on the percentage-of-completion method of accounting. See Note 1 of Notes to Financial Statements.

           Total revenue declined from $34.7 million in 1997 to $14.3 million in 1998 and increased to $121.0 million in 1999. The decrease in total revenue from 1997 to 1998 was primarily attributable to a decrease in Toy Story related revenue because Toy Story had been released in its primary and secondary markets in 1996 and 1997. The increase in 1999 is due primarily to revenue generated by A Bug's Life from worldwide theatrical revenues and related merchandise, domestic home video revenues and a portion of foreign home video revenue. No revenues attributable to Toy Story 2 were recognized in 1999.

           Software revenue includes software license revenue, principally from RenderMan. Software revenue declined from $4.5 million in 1997 to $3.8 million in 1998 and increased to $5.7 million in 1999. Software revenue decreased in 1998 and increased in 1999 due primarily to fluctuations in RenderMan software license revenue. Due to our focus on content creation for animated feature films and related products, we have not increased the time and resources necessary to generate significantly higher RenderMan license revenues. Therefore, we continue to expect ongoing variability in revenue derived from software licenses and that such revenue will remain flat or possibly decline. All historical and future royalty income, if any, associated with our discontinued CD-ROM division is now and will continue to be excluded from software revenue and presented in results of discontinued operations. See "Results of Discontinued Operations."

           Animation services revenue includes revenue generated from short projects related to our feature films. Fees for animation services, which are fixed in advance, depend on the relative complexity and length of each production and may also depend on the market and other competitive conditions. Animation services revenue decreased from $1.6 million in 1997 to $630,000 in 1998 and increased to $873,000 in 1999. We expect that revenue in this area will continue to vary from year to year due to the sporadic nature of this business and the need to utilize animation services employees on other productions. For example, we transferred substantially all of our animation services employees to assist in the completion of both A Bug's Life and Toy Story 2 during peak production periods. There can be no assurance that we will generate any animation services revenue during periods in which animation services employees are devoted to feature films or other projects.

           In 1997, film revenue of $26.9 million was recognized, primarily representing our share of Toy Story worldwide home video sales and Toy Story merchandise sales under the Feature Film Agreement. The Toy Story home video, which was released in 1997, was the last major product release for Toy Story. Consequently, film revenue from Toy Story declined significantly in 1998 to $9.8 million and to $4.1 million in 1999, which primarily represented residual amounts of Toy Story merchandise revenue, television airings and home video sales. Under the Co-Production Agreement, Pixar and Disney share equally in the profits of A Bug's Life after Disney recovers its distribution costs and its distribution fee. Therefore, the balance of our film revenue for 1999, $110.3 million, resulted primarily from A Bug's Life theatrical, home video and merchandise revenues, offset by Disney's related distribution costs and fees. Toy Story 2, was released in November 1999. We do not expect to record significant revenue from Toy Story 2 until the first quarter of fiscal 2000.

           Patent licensing revenue of $1.7 million and $120,000 in 1997 and 1998, respectively, was attributable to a patent license with Silicon Graphics whereby we granted to Silicon Graphics and its subsidiaries a non-exclusive license to use certain of our patents covering techniques for creating computer-generated photo-realistic images. Under the agreement, Silicon Graphics agreed to pay us total compensation of $11.0 million, of which $6.0 million in cash was paid in March 1996 and $5.0 million was to be paid in the form of credits to purchase hardware and software from Silicon Graphics. There were no credits recognized in 1999, with $23,000 remaining available for use. We do not expect that patent licensing revenue will be generated on an on-going basis. See
Note 5 of Notes to Financial Statements.

           For fiscal years 1997 and 1998, Disney accounted for 83% and 76%, respectively, of our revenue from continuing operations, attributable to revenue generated from Toy Story home video, television airings and merchandise sales, animation services and software revenue. For fiscal year 1999, Disney accounted for 92% of our revenue from continuing operations, primarily attributable to revenue generated from the theatrical and home video release of A Bug's Life, and related merchandise.

     Cost of Revenue

           Cost of software revenue consists of the direct cost and manufacturing overhead required to reproduce and to package our software products, as well as amortization of purchased technology. Cost of software revenue includes no amortization of internal software development expenses since no such expenses have been capitalized. Cost of software revenue as a percentage of the related revenue increased from 2% in 1997 to 19% in 1998 and decreased to 12% in 1999. Cost of software revenue in 1998 and 1999 was due primarily to the amortization of purchased technology associated with the acquisition of Physical Effects, Inc. ("PEI"). Approximately $2.7 million of the PEI purchase price was assigned to purchased technology, which PEI licensed to a third party. As a result of the ongoing amortization of this purchased technology, it is likely that our software gross profit will be lower during the next few years as compared to software gross profit prior to the 1998 acquisition. In addition, if we determine that the license revenue generated by the purchased technology will be lower than expected and that all or part of the purchased technology asset may not be recoverable, we would, at that point, be required to write off all or a significant portion of the unamortized purchased technology.

           Cost of animation services revenue consists of production costs, which include salaries, benefits, facility expenses, and department overhead costs. Cost of animation services revenue as a percentage of the related revenue decreased from 63% in 1997 to 22% in 1998 and increased to 59% in 1999. The decrease from 1997 to 1998 reflects our decision in 1996 to largely discontinue our business of producing a number of animated television commercials, in favor of working on a fewer number of animation services projects related to our feature films. The increase in 1999 reflects the fact that animation services projects are negotiated individually and depending on the complexity of the project, profit margins may vary significantly from project to project.

           In 1997 and 1998, cost of film revenue consisted of the amortized portion of our share of unreimbursed amounts incurred to produce Toy Story. See "Capitalized Film Production Costs." Cost of film revenue was $1.5 million, or 6% of film revenue in 1997. Due to higher than expected film revenue in 1997, which resulted in our amortizing all Toy Story film costs by December 31, 1997, there was no cost of film revenue in 1998. Therefore, any further Toy Story related film revenue will have no associated cost of revenue. Cost of film revenue for fiscal 1999 represents amortization of capitalized film costs associated with A Bug's Life and represented 28% of A Bug's Life revenue.

           Under the Feature Film Agreement, all payments to us from Disney for our efforts in the development and production of feature films were recorded as cost reimbursements and were netted against the related costs. Under the terms of the Co-Production Agreement, in which we co-finance each film production, amortized film production costs for future feature films will be significantly higher, and gross profit margins on future film projects, if any, will be substantially lower than those achieved on Toy Story (as was the case in 1999 with A Bug's Life).

           There is no cost of revenue associated with patent licensing revenue.

     Operating Expenses

           We intend to continue to increase operating expenses in a number of areas. With respect to general expense growth, as a result of intense competition for animators, creative personnel, technical directors and certain administrative personnel, we have had to pay higher salaries to attract new creative, technical and other personnel. We expect compensation for such personnel to continue to increase. In 1999, we expanded our creative development staff and facilities and expanded other operations. We expect continued growth in operating expenses in these areas. Under the Co-Production Agreement, Disney reimburses us for half of certain general and administrative costs and certain research and development costs that benefit the productions. The funding received from Disney is treated as operating expense reimbursements. See Note 4 of Notes to Financial Statements. To the extent that personnel, facilities and other expenditures are not capitalized by us nor allocated to and paid for by Disney, and precede or are not subsequently followed by an increase in revenue, our business, operating results and financial condition will be materially adversely affected.

           Included in 1997 was a one-time $2.2 million adjustment, reducing our operating expenses. This reduction was due to an additional reimbursement from Disney under the Co-Production Agreement, which was signed in February 1997. Under this agreement, certain operating expenses benefiting the productions, such as certain research and development and certain general and administrative expenses, are paid half by us and half by Disney. Since the Co-Production Agreement applies to A Bug's Life and Toy Story 2, both of which were in development and production in 1996, we were entitled to reimbursement for Disney's share of certain of our operating expenses incurred prior to signing the agreement. Without this adjustment, our total operating expenses for 1997 were $11.3 million. Operating expenses increased in 1998 to $12.1 million and to $14.8 million in 1999.

           We recorded amortization of deferred compensation for the difference between the grant price and the deemed fair value of our common stock for options granted during 1995. Amortization of deferred compensation of $635,000, $310,000 and $104,000 was recorded in 1997, 1998 and 1999 respectively; $24,000 was capitalized to film production costs in 1997, and the balance was charged to expense. As of January 1, 2000, all deferred compensation has been amortized. See "Capitalized Film Production Costs" and Note 8 of Notes to Financial Statements.

           Research and Development. Research and development expenses consist primarily of salaries and support for personnel conducting research and development for the RenderMan product, for our proprietary Marionette and Ringmaster animation and production management software and for creative development of concepts for future films. Research and development expenses decreased from $4.7 million in 1997 to $3.9 million in 1998 due to the completion of a significant research and development project in 1997, the short film entitled Geri's Game, coupled with the reassignment in 1998 of certain research and development employees to assist in the completion of A Bug's Life. Research and development expenses increased to $6.3 million in 1999 due to our increasing investment in creative development and due to our continued investment in proprietary technology and short film projects. We expect research and development expenses to continue to increase in future periods. To date, all research and development costs not reimbursed by Disney have been expensed as incurred. See Note 4 of Notes to Financial Statements.

           Sales and Marketing. Sales and marketing expenses consist primarily of salaries and overhead, as well as public relations, advertising, technical support and trade show costs required to support the software segment. Sales and marketing expenses decreased slightly from $1.5 million in 1997 to $1.3 million in 1998, due to increased spending for film-specific marketing expenses, which are reimbursed by Disney under the Co-Production Agreement. In 1999, sales and marketing expenses increased to $1.5 million primarily due to selling expenses associated with an increase in software license revenues. We believe that sales and marketing expenses will increase in absolute dollars in future periods, particularly in the areas of public relations and corporate marketing.

           General and Administrative. General and administrative expenses consist primarily of salaries of management and administrative personnel, insurance costs and professional fees. General and administrative expenses increased from $5.1 million in 1997 to $7.0 million in 1998 and remained level at $7.0 million in 1999. The increase in general and administrative expenses from 1997 to 1998 was primarily due to increased general and administrative staffing and public company costs such as payroll taxes generated from the exercise of stock options. In 1999 general and administrative expenses remained consistent with 1998. We expect general and administrative expenses to further increase in absolute dollars in future periods.

     Other Income, Net

           Other income, net was $8.8 million in 1997, $8.8 million in 1998 and $7.5 million in 1999. Other income, net consisted primarily of interest income from investments. Other income decreased in 1999 due to an average decline in cash balances in the first half of 1999 as cash was being used to fund film production and the construction of our new Emeryville facility. Cash balances increased late in the second half of 1999 due to revenue generated from A Bug's Life.

     Income Taxes

           Income tax expense from continuing operations of $9.9 million, $2.6 million and $32.9 million for 1997, 1998 and 1999, respectively, consisted primarily of state and federal income taxes. Income taxes decreased in 1998 due to the benefit of certain tax deductions occurring in 1998 coupled with decreased earnings. Income taxes increased in 1999 due to increased earnings offset by the benefit of net operating loss carryforwards, other than those originating from the exercise of non-qualified employee stock options, for which no benefit had been previously recognized. The realization of tax benefits from the exercise of non-qualified employee stock options will reduce the amount of our tax payments and liabilities, but will not reduce our future effective tax rates. We expect our tax rate in the future to be at or near 42%, consistent with statutory levels. See Notes 1 and 7 of Notes to Financial Statements.

     Results of Discontinued Operations

           After the Co-Production Agreement was executed, we determined that, despite the fact that our first CD-ROM titles were successful on relative terms, the resources devoted to our interactive products division would be better allocated to other projects arising from the Co-Production Agreement. We determined in March 1997 to discontinue our business of producing CD-ROM and other interactive products and redirected the approximately 60 employees in that division to film and related projects within Pixar.

           We recorded income from discontinued operations, net of taxes, of $234,000 in 1997, $358,000 in 1998 and $122,000 in 1999 primarily due to royalty income received. We do not expect to receive any significant future CD-ROM royalty income in future periods. See Note 13 of Notes to Financial Statements.


RISK FACTORS

Dependence on Toy Story 2, A Bug's Life, and Toy Story in 2000

           In 2000, our revenue and operating results will be largely dependent upon (1) the amount of our revenues from the domestic and foreign theatrical releases of Toy Story 2, (2) the timing of release of Toy Story 2 on home video in domestic and foreign markets and the amount of related home video revenues,
(3) the amount and timing of our revenues from merchandise sales related to Toy Story 2, (4) our revenue from foreign home video sales of A Bug's Life and to a lesser extent from domestic home video sales of A Bug's Life and related merchandise, (5) the amount of our domestic and international home video revenues from the re-release of Toy Story on home video, and residual revenues from Toy Story, if any, and (6) our limited software revenue.

    Dependence on Toy Story 2 and A Bug's Life in 2000

    Toy Story 2 Revenue

          We will be significantly dependent upon the success of Toy Story 2 in 2000. Toy Story 2 was released in November 1999, and has achieved significant box office success, with domestic box office receipts of more than $241 million as of March 20, 2000. In 2000, we expect to see an improved ability, through information available to us from Disney and other sources, to estimate and record our share of film revenues and related costs. As a result, we expect to begin to recognize revenues from Toy Story 2 in the first quarter of 2000. While we anticipate this improved ability will allow us to recognize our share of film revenues and costs on a more timely basis, we will remain dependent on the timing and accuracy of the information provided by Disney, as well as on the continuing commercial success of Toy Story 2 throughout 2000.

          In 2000, we expect to recognize the vast majority of revenues from the theatrical release of Toy Story 2 and some revenues from related merchandise sales. In addition, with the release of Toy Story 2 on home video in the fall of 2000, we expect to recognize a portion of domestic and foreign home video revenues These future revenues of Toy Story 2 will be offset by associated distribution and marketing costs for its domestic and foreign theatrical releases, distribution and marketing costs for its domestic and foreign home video releases, video cost of goods, Disney's distribution fee based on film-related revenues, and other distribution costs such as talent participation and residuals. Fees and participations paid to key talent on Toy Story 2 are substantially greater than for Toy Story or A Bug's Life, which together with other increases in production costs will have the effect of increasing the cost of the film when compared to Pixar's first two films.

           Toy Story 2 faced significant competition from other family-oriented films released theatrically during the 1999 holiday season, such as Stuart Little and Pokemon: The First Movie. We believe theatrical proceeds and product sales from these competing films have and may continue to adversely impact proceeds from Toy Story 2.

    A Bug's Life Revenue

           A Bug's Life was released in November 1998, and in 1999, we recognized revenues of $110.3 million, which represents the majority of revenues we expect to recognize over the lifetime of A Bug's Life. Under the Co-Production Agreement, Pixar and Disney share equally in the profits of A Bug's Life after Disney recovers its distribution costs and its distribution fee. Correspondingly, Pixar's film revenue in 1999 resulted primarily from the domestic and foreign theatrical revenues from A Bug's Life, related domestic and foreign home video revenue, and related merchandise licensing, offset by Disney's distribution costs and its distribution fee. Distribution costs reported to date include the majority of worldwide theatrical release costs, the majority of Disney's costs to distribute A Bug's Life on home video in the United States, and a portion of the distribution costs to distribute A Bug's Life on home video in foreign markets. Pixar believes that A Bug's Life faced a high number of competing films released during the 1998 holiday season, such as, Antz, The Rugrats Movie and Prince of Egypt, and that the related home video and/or merchandise sales from these films have adversely impacted and may continue to impact sales of A Bug's Life products.

           The majority of revenues Pixar expects to receive from A Bug's Life have already been reported in 1999, including revenues from the worldwide theatrical release of A Bug's Life, and the majority of domestic home video revenues, a portion of foreign home video revenues, and related merchandise revenues. Sources of revenues in 2000 primarily include remaining foreign home video sales, any remaining domestic home video sales, possibly some television revenues, and any future merchandise royalties, all of which must be substantial in order for the film to generate significant revenues in 2000. Moreover, potential future revenues will be offset by future distribution costs, which primarily include marketing costs for the foreign home video release, video cost of goods, remaining distribution costs for the international theatrical release of A Bug's Life, Disney's distribution fee based on film-related revenues, and other distribution costs such as residuals.

    Difficulty in Forecasting Toy Story 2 and A Bug's Life Revenues

           It is difficult to forecast the amount and timing of our future revenues from Toy Story 2 and A Bug's Life in 2000. The amount of future revenues depends not only on customer acceptance of the film in its worldwide theatrical release, but also on customer acceptance of related products in each separate release category - home video, merchandise and television being the most significant. While customer acceptance is initially measured by box office success, customer acceptance within each follow-on product category, such as home video, toys or television, depends on factors unique to each type of product, such as pricing, competitive products, and the time of year or state of the economy in which a product is released, among many other factors. In addition, we have found that the degree of customer acceptance varies widely among foreign countries. While box office success is often a good indicator of general customer acceptance, the relative success of follow-on products is not always directly correlated, and the degree of correlation is difficult to predict. Disney's strategic distribution decisions also impact the amount of our future revenues. For example, in the first half of 1999, Disney reported general softness in its domestic home video sales and worldwide merchandise licensing as compared to levels associated with many of its previous blockbuster animated feature films. As a result, Disney recently implemented a new strategy of releasing animated films on home video year-round, and in special editions in both VHS and DVD formats. However, the relative success of that new strategy is not yet known. For this reason and all of the above reasons, while Toy Story 2 has been a remarkable box office success, it is difficult to predict how successful its home video release will be in 2000 or how successful sales of other follow-on products will be in 2000. Similarly, it is difficult to predict video sales of A Bug's Life in 2000.

           With respect to the difficulty of forecasting the timing of revenues, Disney distributes our films and film-related products and therefore determines the timing of product releases. While the timing of theatrical releases is typically known well in advance of release, the timing of release of follow-on products is often decided just in advance of release, is subject to change, and is therefore less predictable. For example, it was not until the first quarter of fiscal year 2000 that it was determined that the Toy Story 2 home video would be released in the fall of 2000. In all product categories, timing of revenues is particularly uncertain with respect to releases in foreign markets as a foreign product release is often marked by a rollout across many countries over the course of many months. Therefore, the timing of international revenues is inherently more difficult to predict than the timing of domestic revenues. Lastly, the amount of revenue recognized in any given quarter or quarters from all of our films depends on the timing, accuracy, and sufficiency of the information we receive from Disney to determine revenues and associated costs. Due to these factors, the amount and timing of our future revenues from Toy Story 2 and A Bug's Life are difficult to forecast, and it is possible, in any given quarter or quarters in 2000 that Pixar will not recognize sufficient film revenue to generate significant earnings.

    Risks Associated with Toy Story 2 and A Bug's Life

           Under the Co-Production Agreement, Pixar and Disney share the production costs of Toy Story 2 and A Bug's Life. We initially capitalized our share of these costs as film production costs, under Statement of Financial Accounting Standards ("SFAS") No. 53, Financial Reporting by Producers and Distributors of Motion Picture Films. Pixar's policy is to amortize these costs over the expected revenue streams as we recognize revenues from the associated films. The amount of film costs that will be amortized each quarter will depend on how much future revenue Pixar expects to receive from Toy Story 2 and A Bug's Life. Although Toy Story 2 has achieved substantial domestic and foreign box office success, we believe that the amount spent by Disney for marketing and distribution has been and will continue to be significant. It is possible that total revenue generated in all markets by Toy Story 2 may not generate significant revenue and operating results for us in any given quarter in 2000, even though Toy Story 2 is critically acclaimed and has achieved worldwide box office success. With respect to A Bug's Life, it is difficult to predict how much additional revenue will be derived from home video and merchandise sales and from television airings. In any given quarter, if Pixar's forecast changes with respect to total revenue from Toy Story 2 or A Bug's Life, and becomes lower than was previously forecasted, Pixar would be required to accelerate amortization of related film costs, resulting in lower gross margins. Such lower gross margins would adversely impact Pixar's business, operating results, and financial condition. See Note 4 of Notes to Financial Statements.

    Toy Story Revenue

           Pixar has already recognized the majority of the revenue it expects to receive from Toy Story. Disney re-released the original Toy Story home video in January 2000. Other than potential revenue from any additional worldwide television airings, the re-release of the home video, any additional merchandise sales, and other minor amounts of revenue in subsequent periods, we do not expect to recognize further significant revenue from Toy Story. Based on terms of the Feature Film Agreement, film revenue from Toy Story is now received from Disney on a semi-annual basis (March and September).

    Software Revenue

           Pixar continues to reduce its emphasis on the commercialization of software products. Pixar is not increasing the time and resources necessary to generate higher RenderMan licensing revenues; therefore, Pixar expects that revenue from the licensing of RenderMan will remain flat or possibly decline. In addition, from the acquisition date of Physical Effects, Inc. ("PEI") in June 1998, through January 1, 2000, Pixar had received lower license revenue than expected related to the purchased technology associated with the acquisition. If future license revenue continues to be lower than originally estimated, Pixar may be required to write-off all or a significant portion of the unamortized purchased technology.

    CD-ROM Revenue

           In March 1997 we discontinued our business of producing CD-ROM products in favor of other opportunities arising, in part, as a result of entering into the Co-Production Agreement. It is unlikely that we will recognize any further significant royalty income from these products or from this discontinued operation in 2000 or thereafter.

We Expect Our Operating Results to Continue to Fluctuate

    Fluctuations in Revenue

          We continue to expect significant fluctuations in our future annual and quarterly revenues because of a variety of factors, including the following:

          - the timing of the domestic and international releases of our animated feature films,

          - the success of our animated feature films (which can fluctuate significantly from film to film),

          - the timing of the release of related products into their respective markets (such as home videos, television, and merchandising),

          - the demand for such related products (which is often a function of the success of the related animated feature film),

          - Disney's costs to distribute and promote the feature films and related products, - Disney's success at marketing the films and related products,

          - the timing and accuracy of information received from Disney and other sources on which we base estimates of revenue to be recognized from our animated feature films and related products by Disney,

          - the introduction of new feature films or products by our competitors, and

          -   general economic conditions.

          In particular, since our revenue under the Co-Production Agreement is directly related to the success of a feature film, our operating results are likely to fluctuate depending on the level of success of our animated feature films and related products. The revenues derived from the production and distribution of an animated feature film depend primarily on the film's acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production or distribution costs incurred. The commercial success of a motion picture also depends upon promotion and marketing, production costs and other factors. Further, the theatrical success of a feature film can be a significant factor in determining the amount of revenues generated from the sale of the related products.

    Fluctuations in Operating Expenses

    Increase in Our Operating Expenses and Effective Tax Rate

          Over the last few years, we significantly increased our operating expenses, and we plan to continue to increase our operating expenses to fund greater levels of research and development and to expand operations. Specifically, we expect our spending levels to increase significantly due to (1) continued investment in proprietary software systems, (2) increased compensation costs as a result of intense competition for animators, creative personnel, technical directors and other personnel, (3) increased costs associated with the expansion of our facilities, and (4) increased investment in creative development. A portion of our operating expenses that are allocable to film productions is either capitalized by us or reimbursed by Disney under the Co-Production Agreement. To the extent that we do not capitalize (or Disney does not pay for) the increases in expenses, our operating expenses will significantly increase in 2000. Finally, our annual tax rate increased in 1999 and is likely to increase in future years because we have utilized our remaining net operating loss carryforwards except those which originated as non-qualified employee stock option costs. The realization of tax benefits from non-qualified employee stock option costs will not reduce our effective tax rate in the future.

    Difficulty in Predicting Operating Expenses

          Moreover, our operating expenses will continue to be extremely difficult to forecast. We budget the direct costs of film productions with Disney, and we share such costs equally. We capitalize our share of these direct costs of film production in accordance with SFAS No. 53. A substantial portion of all of our other costs are incurred for the benefit of feature films ("Overhead"), including research and development expenses and general and administrative expenses. Portions of our Overhead are included in the budgets for the Pictures, and we will share such costs equally with Disney under the Co-Production Agreement. With respect to the portion of our Overhead that is not reimbursed by Disney, we either (1) capitalize such portion as film production costs, if required under SFAS No. 53, or (2) charge it to operating expense in the period incurred. Since a substantial portion of our Overhead is related to the Pictures, and is therefore reimbursed by Disney, and since we capitalize other amounts in accordance with

SFAS No. 53, our reported operating expenses for 1999 have not reflected, and future reported operating expenses will not reflect, our true level of spending on the production of animated feature films, related products and overhead.

Risks Associated with Adequacy of Cash Balances

          Pursuant to the Co-Production Agreement, we co-financed A Bug's Life and Toy Story 2 and will co-finance the next four original animated feature films which we produce, including Monsters, Inc. and Film Five. In the future, we may co-finance other derivative works such as sequels, interactive products and television productions. In addition, we are constructing new studio and headquarter facilities in Emeryville, California, which is being financed by the use of our cash and may continue to be financed by the use of our cash. The development and production costs of Monsters, Inc., Film Five and costs of the new Emeryville facility may have an adverse impact on our cash and short-term investment balances. As of January 1, 2000, we had approximately $194.9 million in cash and short-term investments. We believe that these funds will be sufficient to meet our anticipated cash needs for working capital and capital expenditures, including the development and production costs of Monsters, Inc. and Film Five, until we begin receiving cash from the release of Toy Story 2 and any remaining proceeds from A Bug's Life. See "--Liquidity and Capital Resources." To date, we have chosen to use our existing cash resources to fund construction costs and film production costs. We may continue to use our cash resources for such expenditures, or may choose to finance such capital expenditures through issuance of additional equity or debt securities, by obtaining a credit facility or by some other financing mechanism. The sale of additional equity or convertible debt securities would result in additional dilution to our shareholders. Moreover, we cannot provide any assurances that we will be successful in obtaining future financing, or even if such financing is available, that we will obtain it on favorable terms or on terms providing us with sufficient funds to meet our obligations and objectives. If we fail to obtain such financing, it would have a material adverse effect on our business, operating results and financial condition.


LIQUIDITY AND CAPITAL RESOURCES

          Cash and short-term investments increased from $149.0 million at January 2, 1999 to $194.9 million at January 1, 2000 due primarily to our share of A Bug's Life film revenue, offset by film production spending and construction spending on our new studio and headquarter facilities in Emeryville, California. Cash provided by operating activities in 1997 largely consisted of net income of $22.2 million primarily resulting from film revenue related to Toy Story, as well a tax benefit from stock option exercises. In 1998, cash provided by operating activities largely consisted of net income of $7.8 million, primarily resulting from film revenue related to Toy Story. In 1999, cash provided by operating activities was primarily attributable to net income of $49.2 million primarily resulting from film revenue related to A Bug's Life, the non-cash impact of deferred income taxes of $19.6 million, and the non-cash impact of depreciation and amortization expense, and amortization of capitalized film production costs, totaling $36.5 million. In 1997, 1998 and 1999, cash used in investing activities primarily consisted of investments in short-term securities, capitalized film production costs and purchase of property and equipment, as described below, offset by net proceeds from maturities of short-term investments. In 1997, cash flows provided by financing activities primarily consisted of the net proceeds of approximately $14.9 million from sale of stock to Disney in conjunction with the signing of the Co-Production Agreement. See Note 4 and Note 6 of Notes to Financial Statements. In 1998 and 1999, cash provided by financing activities primarily consisted of proceeds from exercised stock options.

          At January 1, 2000, our capital commitments primarily consisted of obligations to fund production costs of films and derivative products under the Co-Production Agreement and costs related to our new studio and headquarter facilities, both discussed below. We also have obligations to pay portions of any revenue derived from each feature film produced under the Co-Production Agreement to our entertainment law firm in consideration for services rendered and we have obligations under operating leases. See Note 9 of Notes to Financial Statements. We expect 2000 cash expenditures for capital equipment to be approximately $11 million, excluding costs related to our new studio and headquarter facilities discussed below.

          Film Production Costs Under Co-Production Agreement. In fiscal 2000, we expect to spend approximately $41.0 million, net of Disney's film cost reimbursements, on direct film costs and other costs to fund our ongoing film projects under the Co-Production Agreement, which will directly impact working capital.

          New Studio and Headquarter Facilities. As of January 1, 2000, we had incurred capital expenditures of approximately $54.2 million to purchase and begin construction of approximately 15 acres of land in Emeryville, California to build a new studio and headquarters facility. To complete construction of the facility, we currently expect to incur capital expenditures of approximately $34.2 million in 2000. In addition, we expect to spend approximately $5.9 million in 2000 on related furniture, fixtures and equipment for the new facility. Due to changes in construction, design and/or other specifications, which may or may not be at the discretion of management and are often difficult to predict, we cannot provide any assurances that construction of the new studio facility can be completed within these specified amounts. On March 16, 2000, Pixar purchased an existing building on 1.76 acres in Emeryville for $7.6 million. While it was purchased for potential future expansion, the building will serve as a rental property, is occupied by commercial tenants and is expected to generate rental income.

           As of January 1, 2000, our principal source of liquidity was approximately $194.9 million in cash and short-term investments. Pursuant to the Co-Production Agreement, we will co-finance the next four original animated feature films, which we produce, including Monsters, Inc. and Film Five. In the future, we may co-finance other derivative works such as theatrical sequels, direct to home video sequels, interactive products and television productions. As we may not generate substantial cash from operations in the first half of 2000, the production costs of Monsters, Inc., Film Five and the construction spending for the new Emeryville studio and headquarter facilities may have an adverse impact on our cash and short-term investment balances. We believe that available funds will be sufficient to meet our anticipated cash needs for working capital and capital expenditures, including the production costs of Monsters, Inc. and Film Five until we begin receiving cash from the release of Toy Story 2. To date, we have chosen to use our existing cash resources to fund both facility construction costs and film production costs. We may continue to use our cash resources for such expenditures, or may choose to finance such capital expenditures through issuance of additional equity or debt securities, by obtaining a credit facility or by some other financing mechanism.


THE YEAR 2000 ISSUES

           As a result of our planning, testing and implementation efforts to date, we have experienced no significant disruptions in our film development and production efforts or our internal computer systems,and we believe those systems successfully respond to the year 2000 date change. We are not aware of any system failures of third party systems that we rely on. The total cost incurred to date to evaluate and remediate Year 2000 compliance issues have not been material and any future costs to remediate any Year 2000 compliance issues are not anticipated to be material to our consolidated results of operations, financial position or cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

           The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133 in June 1998, Accounting for Derivatives and Hedging Activities, effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. The standard requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. We believe the adoption of SFAS No. 133 will not have a material effect on our consolidated results of operations, financial position or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

           We invests in a variety of investment grade, interest-bearing securities, including fixed rate obligations of corporations, municipalities, and national governmental entities and agencies. This diversification of risk is consistent with our policy to ensure safety of our principal and maintain liquidity. We only invest in securities with a maturity of 24 months or less, with only government obligations exceeding 12 months. Our investments are fixed rate obligations and carry a certain degree of interest rate risk. A rise in interest rates could adversely impact the fair market value of these securities.

           All of our financial instruments are held for purposes other than trading and are considered "available for sale" per SFAS 115. The table below provides information regarding our investment portfolio at January 1, 2000. The table presents principal cash flows and related weighted-average fixed interest rates presented by expected maturity date (dollars in thousands):


                                                         FISCAL YEAR
                                          ----------------------------------------
                                              2000           2001          TOTAL
                                          -------------  ------------  -----------
Available-for-sale securities.........    $   156,025     $  33,283    $   189,308
Weighted-average interest rate........           5.61%         5.25%          5.55%

           While our products are distributed in foreign markets by Disney and its affiliates, we derive no direct revenues from foreign markets. We also have no debt. As a result, our foreign currency rate fluctuation and market rate risks are negligible.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders, Pixar:

     We have audited the accompanying balance sheets of Pixar as of January 2, 1999 and January 1, 2000 and the related statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended January 1, 2000. These financial statements are the responsibility of Pixar's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pixar as of January 2, 1999 and January 1, 2000, and the results of its operation and its cash flows for each of the years in the three-year period ended January 1, 2000, in conformity with generally accepted accounting principles.

                                            /s/ KPMG LLP

San Francisco, California
February 2, 2000

                                      PIXAR

                                 BALANCE SHEETS
                        (In thousands, except share data)


                                                                                       JANUARY 2,          JANUARY 1,
                                                                                          1999                2000
                                                                                       ----------          ----------
                                                         ASSETS

Cash and cash equivalents.....................................................         $   29,557          $   31,170
Short-term investments........................................................            119,491             163,779
Trade accounts receivable, net of allowance for returns and
  doubtful accounts of $229 and $224 as of 1998 and 1999,
  respectively................................................................                595                 714
Other receivables.............................................................              3,290              16,026
Prepaid expenses and other assets.............................................              4,884               3,888
Deferred income taxes.........................................................                988              34,533
Property and equipment, net...................................................             31,160              60,266
Capitalized film production costs.............................................             60,841              64,529
                                                                                       ----------          ----------
          Total assets........................................................         $  250,806          $  374,905
                                                                                       ==========          ==========

                                         LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable..............................................................        $    2,615           $      458
Income taxes payable..........................................................                97               12,230
Payable to Disney.............................................................             3,363                   --
Accrued liabilities...........................................................             8,396               16,475
Unearned revenue..............................................................             1,188                1,299
                                                                                      ----------           ----------
          Total liabilities...................................................            15,659               30,462
                                                                                       ----------          ----------

Shareholders' equity:
Preferred stock, no par value; 5,000,000 shares authorized
  and no shares issued and outstanding........................................                --                   --
Common stock, no par value; 100,000,000 shares authorized;
  45,335,770 and 46,959,093 shares issued and outstanding as
  of January 2, 1999 and January 1, 2000, respectively........................           220,397              281,274
Accumulated other comprehensive income (loss).................................               249                 (660)
Deferred compensation.........................................................              (104)                  --
Retained earnings.............................................................            14,605               63,829
                                                                                      ----------           ----------
          Total shareholders' equity..........................................           235,147              344,443
                                                                                      ----------           ----------
          Total liabilities and shareholders' equity..........................        $  250,806           $  374,905
                                                                                      ==========           ==========


                 See accompanying notes to financial statements.

                                      PIXAR

                            STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)


                                                                                                       YEARS ENDED
                                                                                         -----------------------------------------
                                                                                         DECEMBER 31,    JANUARY 2,    JANUARY 1,
                                                                                             1997           1999          2000
                                                                                         ------------   ------------  ------------
Revenue:
  Software ........................................................................      $      4,499   $      3,798  $      5,746
  Animation services ..............................................................             1,556            630           873
  Film ............................................................................            26,914          9,759       114,418
  Patent licensing ................................................................             1,730            120            --
                                                                                         ------------   ------------  ------------
          Total revenue ...........................................................            34,699         14,307       121,037
                                                                                         ------------   ------------  ------------
Cost of revenue:
  Software ........................................................................                81            723           689
  Animation services ..............................................................               973            141           513
  Film ............................................................................             1,484             --        30,503
                                                                                         ------------   ------------  ------------
          Total cost of revenue ...................................................             2,538            864        31,705
                                                                                         ------------   ------------  ------------
          Gross profit ............................................................            32,161         13,443        89,332
                                                                                         ------------   ------------  ------------
Operating expenses:
  Research and development ........................................................             4,712          3,862         6,281
  Sales and marketing .............................................................             1,450          1,301         1,501
  General and administrative ......................................................             5,129          6,956         7,016
  Operating expense reimbursement .................................................            (2,184)            --            --
                                                                                         ------------   ------------  ------------
          Total operating expenses ................................................             9,107         12,119        14,798
                                                                                         ------------   ------------  ------------
          Income from continuing operations .......................................            23,054          1,324        74,534

Other income, net .................................................................             8,766          8,777         7,469
                                                                                         ------------   ------------  ------------
          Income from continuing operations before taxes ..........................            31,820         10,101        82,003

Income tax expense ................................................................             9,864          2,637        32,901
                                                                                         ------------   ------------  ------------
          Net income from continuing operations ...................................            21,956          7,464        49,102

Income from discontinued operations (includes income
  tax expense of $105, $127 and $62 in 1997, 1998 and
  1999,  respectively) ............................................................               234            358           122
                                                                                         ------------   ------------  ------------
          Net income ..............................................................      $     22,190   $      7,822  $     49,224
                                                                                         ============   ============  ============


Basic net income per share from continuing operations .............................      $       0.53   $       0.17  $       1.06
Basic net income per share from discontinued operations ...........................              0.01           0.01          0.01
                                                                                         ------------   ------------  ------------
Basic net income per share ........................................................      $       0.54   $       0.18  $       1.07
                                                                                         ============   ============  ============
Shares used in computing basic net income per share ...............................            41,224         44,185        46,148
                                                                                         ============   ============  ============

Diluted net income per share from continuing operations ...........................      $       0.46   $       0.14  $       0.99
Diluted net income per share from discontinued operations .........................              0.00           0.01          0.00
                                                                                         ------------   ------------  ------------
Diluted net income per share ......................................................      $       0.46   $       0.15  $       0.99
                                                                                         ============   ============  ============
Shares used in computing diluted net income per share .............................            48,144         51,338        49,810
                                                                                         ============   ============  ============

                 See accompanying notes to financial statements.

                                      PIXAR

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (In thousands)

                                                        ACCUMULATED                       RETAINED
                                     COMMON STOCK         OTHER                           EARNINGS         TOTAL
                                  -----------------    COMPREHENSIVE      DEFERRED      (ACCUMULATED   SHAREHOLDERS'  COMPREHENSIVE
                                  SHARES    AMOUNT        INCOME        COMPENSATION      DEFICIT)        EQUITY        INCOME
                                  ------   --------   ---------------   ------------    ------------   ------------  ------------
Balances, December 31, 1996 ....  39,413    $187,308     $ (48)         $(1,049)        $(15,407)         $170,804
Exercise of stock options,
  including tax benefit ........   1,998       8,709        --               --               --             8,709
Issuance of common stock and
  warrants, net of expenses
  of $115 ......................   1,000      14,885        --               --               --            14,885
Amortization of deferred
 compensation ..................      --          --        --              635               --               635
Other comprehensive income:
  Holding gains on securities
    arising during the period ..      --          --       236               --               --               236
  Less: reclassification
   adjustment for gains
    included in income .........      --          --      (230)              --               --              (230)
    Tax expense ................      --          --        71               --               --                71
                                  ------   ---------    ------          -------          -------          --------
Unrealized gain on
 investments ...................      --         --         77               --               --                77    $     77
Net income .....................      --         --         --               --           22,190            22,190      22,190
                                  ------   --------     ------          -------          -------          --------    --------
Balances, December 31, 1997 ....  42,411    210,902         29             (414)           6,783          $217,300    $ 22,267

Exercise of stock options,
  including tax benefit ........   2,865      6,895         --               --               --             6,895
Amortization of deferred
  compensation .................      --         --         --              310               --               310
Acquisition of PEI .............      60      2,600         --               --               --             2,600
Other comprehensive income:
  Holding gains on securities
    arising during the period ..      --         --        222               --               --               222
  Less: reclassification
   adjustment for gains
    included in income .........      --         --         (3)              --               --                (3)
    Tax expense ................      --         --          1               --               --                 1
                                  ------   --------     ------          -------          -------           -------
Unrealized gain on
  investments ..................      --         --        220               --               --               220     $   220
Net income .....................      --         --         --               --            7,822             7,822       7,822
                                  ------   --------     ------          -------          -------          --------    --------
Balances, January 2, 1999 ......  45,336    220,397        249             (104)          14,605           235,147     $ 8,042

Exercise of stock options,
  including tax benefit ........   1,623     60,877         --               --               --            60,877
Amortization of deferred
  compensation .................      --         --         --              104               --               104
Other comprehensive income:
  Holding loss on securities
    arising during the period ..     --          --       (874)              --               --
  Less: reclassification                                                                                      (874)
    adjustment for gains
    included in income .........     --          --        (59)              --               --               (59)
    Tax expense ................     --          --         24               --               --                24
                                  ------   --------     ------           -------          -------          --------
Unrealized loss on
  investments ..................     --          --       (909)              --               --              (909)   $   (909)
Net income .....................     --          --         --               --           49,224            49,224      49,224
                                  ------   --------     ------          -------          -------          --------     -------
Balances, January 1, 2000 ......  46,959   $281,274      $(660)         $    --          $63,829          $344,443     $48,315
                                  ======   ========     ======          =======          =======          ========     =======

                 See accompanying notes to financial statements.

                                      PIXAR

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                                          YEARS ENDED
                                                                         ------------------------------------------------
                                                                         DECEMBER 31,       JANUARY 2,        JANUARY 1,
                                                                              1997              1999              2000
                                                                         ------------      ------------      ------------
Cash flows from operating activities:
  Net income .......................................................     $     22,190      $      7,822      $     49,224
    Adjustments to reconcile net income to net cash provided
      by operating activities:
    Discontinued operations ........................................             (234)             (358)             (122)
    Amortization of deferred compensation, net of capitalization ...              611               310               104
    Amortization of purchased technology ...........................               --               630               630
    Depreciation and amortization ..................................            3,182             5,826             6,046
    Amortization of capitalized film production costs ..............            1,484                --            30,503
    Licenses exchanged for equipment ...............................           (1,594)             (114)               --
    Loss on disposition of property and equipment ..................              718               311               706
    Cash benefit from option exercises .............................            7,688             3,636            53,150
    Deferred income taxes ..........................................               --              (988)          (33,545)
    Changes in operating assets and liabilities:
      Trade accounts receivable ....................................             (392)              726              (119)
      Other receivables ............................................              732              (623)          (12,736)
      Prepaid expenses and other assets ............................              143            (1,491)              366
      Accounts payable .............................................              634               921            (2,157)
      Other liabilities ............................................            4,698             2,221             4,716
      Income taxes payable .........................................            1,776            (1,679)           12,133
      Unearned revenue .............................................              584               103               111
                                                                         ------------      ------------      ------------
         Net cash provided by continuing operations ................           42,220            17,253           109,010
         Net cash provided by discontinued operations ..............            1,701               358               122
                                                                         ------------      ------------      ------------
         Net cash provided by operating activities .................           43,921            17,611           109,132
                                                                         ------------      ------------      ------------
Cash flows from investing activities:
  Purchase of property and equipment ...............................          (17,761)          (16,576)          (38,060)
  Proceeds from sale of property and equipment .....................               31               741             2,172
  Proceeds from sale of short-term securities ......................          169,210           150,381           140,701
  Investments in short-term securities .............................         (127,010)         (195,454)         (185,898)
  Capitalized film production costs ................................          (27,098)          (32,252)          (34,161)
                                                                         ------------      ------------      ------------
         Net cash used in investing activities .....................           (2,628)          (93,160)         (115,246)
                                                                         ------------      ------------      ------------
Cash flows from financing activities:
  Net proceeds from issuance of common stock and warrants ..........           14,885                --                --
  Proceeds from exercised stock options ............................            1,021             3,259             7,727
                                                                         ------------      ------------      ------------
         Net cash provided by financing activities .................           15,906             3,259             7,727
                                                                         ------------      ------------      ------------
Net increase (decrease) in cash and cash equivalents ...............           57,199           (72,290)            1,613
Cash and cash equivalents at beginning of period ...................           44,648           101,847            29,557
                                                                         ------------      ------------      ------------
Cash and cash equivalents at end of period .........................     $    101,847      $     29,557      $     31,170
                                                                         ============      ============      ============
Supplemental disclosure of cash flow information:
         Cash paid during the period for income taxes ..............     $        390      $      1,796      $      1,900
                                                                         ============      ============      ============
 Supplemental disclosure of non-cash investing and
    financing activities:
         Credits used to purchase equipment ........................     $      1,730      $        120       $        --
                                                                         ============      ============      ============
         Value of common stock and liabilities assumed for
           purchase of PEI .........................................     $         --      $      3,000       $        --
                                                                         ============      ============      ============
         Non-cash film production costs capitalized ................     $         24       $        --      $         --
                                                                         ============      ============      ============
         Unrealized gain (loss) on investments .....................     $         77      $        220      $       (909)
                                                                         ============      ============      ============

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

     Cash and Cash Equivalents

     We consider all highly liquid instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents as of January 1, 2000 consisted primarily of U.S. Treasury Bills, demand notes, commercial paper and government agency bonds.

     Short-Term Investments

     Our investments are classified as "available-for-sale." Such investments are recorded at fair value, and unrealized gains and losses, if material, are reported as a separate component of equity until realized. Interest income is recorded using an effective interest rate with the associated premium or discount amortized to interest income. The cost of securities sold is based upon the specific identification method.

     Property and Equipment

     Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over estimated useful lives ranging from two to seven years. Leasehold improvements are amortized over the lesser of the related lease term or the life of the improvement. We evaluate these assets for impairment whenever changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impaired assets and assets to be disposed of are reported at the lower of carrying values or fair values, less costs of disposal.

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

     Research and Development Costs

Research and development costs are charged to operations as incurred. In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, development costs related to software products are expensed as incurred until the technological feasibility of the product has been established. After technological feasibility is established, additional costs would be capitalized. To date, we have not capitalized any software development costs after technological feasibility has been established on our software products since we believe our process for developing software is essentially completed concurrently with the establishment of technological feasibility and costs incurred thereafter have not been material.

     Revenue Recognition

     Revenue from the distribution of animated feature films and related products is recognized as earned and reasonably estimable. The related revenue cycle is generally five to seven years, with the substantial majority expected to be recognized in the first two years. In accordance with SOP 97-2, software license revenue is recognized upon shipment. Animation services revenue is recognized on the percentage-of-completion method of accounting. Patent licensing revenue is recognized upon release of the rights to the technology.

     Financial Instruments and Concentration of Credit Risk

     The carrying value of financial instruments, including marketable securities and accounts receivable, approximate fair value. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable. We invest our excess cash in a variety of investment grade, interest-bearing securities with major banks. This diversification of risk is consistent with our policy to ensure safety of principal and maintain liquidity.

     Excluding our software business, our revenue is concentrated in one large customer, Disney, as outlined in Note 10. We maintain reserves for potential credit losses and such losses have been within management's expectations.

     Fiscal Year

     Effective for the fiscal year 1998, we adopted a 52 or 53-week fiscal year, changing the year end date from December 31 to the Saturday nearest December 31. The 1999 fiscal year ended January 1, 2000 and consisted of 52 weeks.

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

     Income Taxes

     We utilize SFAS No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for income taxes.

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

     Segment Reporting

     During the fourth quarter of 1998, we adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes annual and interim reporting standards for operating segments of a company (see Note
10).

     Comprehensive Income

     On January 1, 1998, we adopted SFAS 130, Reporting Comprehensive Income, which requires classification of other comprehensive income by nature in a financial statement and a breakout of the accumulated balance of other comprehensive income separately in the equity section of the balance sheet.

     Reclassifications

     Certain amounts reported in previous years have been reclassified to conform to the 1999 financial statement presentation.

     Stock Option Plans

     We use the intrinsic value-based method to account for all of our employee stock-based compensation plans.

(2)  SHORT-TERM INVESTMENTS

     All investments were considered available-for-sale securities and consisted of the following (in thousands):


                                                               UNREALIZED           ESTIMATED
                                                 COST        GAINS (LOSSES)        FAIR VALUE
                                              ----------     --------------        ----------
JANUARY 2, 1999:
U.S. Treasury Bills....................       $    9,233         $   45            $    9,278
U.S. Treasury Notes....................           59,917            122                60,039
Demand notes...........................            2,585             --                 2,585
Commercial paper.......................           28,385             (1)               28,384
Federal agency obligations.............           40,579             83                40,662
                                              ----------         ------            ----------
                                              $  140,699         $  249            $  140,948
                                              ==========         ======            ==========
JANUARY 1, 2000:
U.S. Treasury Bills....................       $    9,882         $   (4)           $    9,878
U.S. Treasury Notes....................           66,024           (512)               65,512
Demand notes...........................            8,204             --                 8,204
Commercial paper.......................           82,605            (10)               82,595
Federal agency obligations.............           23,253           (134)               23,119
                                              ----------         -------           ----------
                                              $  189,968         $ (660)           $  189,308
                                              ==========         =======           ==========


     The contractual maturities of available-for-sale debt securities as of January 1, 2000 regardless of their balance sheet classification, are as follows (in thousands):


                                                                ESTIMATED
                                                  COST         FAIR VALUE
                                               -----------     ----------
     Due within one year...................    $   156,260     $  156,025
     Due after one year through two years..         33,708         33,283
                                               -----------     ----------
                                               $   189,968     $  189,308
                                               ===========     ==========


      As of January 2, 1999 and January 1, 2000, short-term investments include $21,457,000 and $25,529,000, respectively, of investments classified as cash equivalents.

(3) BALANCE SHEET COMPONENTS

     Selected balance sheet components are as follows (in thousands):


                                                                  JANUARY 2,          JANUARY 1,
                                                                     1999                2000
                                                                  ---------           ---------
Property and equipment:
  Land...................................................         $   7,355           $   7,498
  Equipment..............................................            14,890              14,878
  Leasehold improvements.................................             3,108               3,338
  Construction in process................................            15,070              47,115
                                                                  ---------           ---------
                                                                     40,423              72,829
Less accumulated depreciation and amortization...........             9,263              12,563
                                                                  ---------           ---------
                                                                  $  31,160           $  60,266
                                                                  =========           =========
Accrued liabilities:
  Employee-related expenses..............................         $   3,720           $  10,835
  Professional services..................................             1,431               1,788
  Facilities construction in process.....................             2,232               2,919
  Other..................................................             1,013                 933
                                                                  ---------           ---------
                                                                  $   8,396           $  16,475
                                                                  =========           =========

(4) FEATURE FILM AND CO-PRODUCTION AGREEMENTS

     Feature Film Agreement

     In 1991, we entered into a feature film agreement with Walt Disney Pictures, a wholly owned subsidiary of Walt Disney Pictures and Television (together with its subsidiaries and affiliates collectively referred to herein as "Disney"), to develop and produce up to three computer-animated feature films (the "Feature Film Agreement"). We are entitled to receive compensation based on revenue from the distribution of these films and related products. In 1995, we released our first feature film under the terms of the Feature Film Agreement, Toy Story. Based on the individual film forecast method, all significant Toy Story film production costs were fully amortized by the year ended December 31, 1997.

     Co-Production Agreement

     In February 1997, Pixar and Disney entered into a new co-production agreement (the "Co-Production Agreement") which now governs all films made by us since Toy Story. Under the Co-Production Agreement, we, on an exclusive basis, agreed to produce five original computer-animated theatrical motion pictures (the "Pictures") for distribution by Disney. A Bug's Life, released in 1998, and Toy Story 2, released in November 1999, were the first films produced under this agreement. Films in development or production at Pixar as of January 1, 2000, all governed by this agreement, include our fourth film (with the working title "Monsters, Inc.") and our fifth film (Film Five). A Bug's Life, Monsters, Inc. and Film Five count toward the five original Pictures, whereas Toy Story 2, as a sequel, is a derivative work that will not count toward the Pictures. However, under the Co-Production Agreement, all provisions applicable to the Pictures also apply to derivative works such as Toy Story 2. Pixar and Disney co-own, co-brand and co-finance the production costs of the Pictures, and share equally in the profits of each Picture and any related merchandise and other ancillary products, after recovery of all of Disney's marketing, distribution and other predefined fees and costs. The Co-Production Agreement generally provides that we will produce each Picture and Disney will control decisions relating to film marketing and distribution.

     The total film production costs and related amounts capitalized are as follows (in thousands):


                                                                            1997 AND                              TOTAL THROUGH
                                                                              PRIOR       1998        1999             1999
                                                                            --------   ---------   ---------      -------------
RELEASED FILMS:
Pixar production costs.............................................         $ 27,175   $  28,840   $  26,470        $   82,485
Disney production funding and reimbursement (unaudited)............           54,897      28,840      26,470           110,207
                                                                            --------   ---------   ---------        ----------
     Total film production costs  (unaudited)......................         $ 82,072   $  57,680   $  52,940           192,692
                                                                            ========   =========   =========
Disney reimbursements of production costs (unaudited)..............                                                   (107,882)
Amortization of deferred compensation..............................                                                        360
Participation fees                                                                                                         850
Amortization of film production costs..............................                                                    (33,538)
                                                                                                                    ----------
     Total film production costs capitalized for released films....                                                     52,482
                                                                                                                    ----------

FILMS IN PROCESS:
Pixar production costs.............................................         $  1,163   $   3,414   $   7,470            12,047
Disney production funding and reimbursement (unaudited)............            1,163       3,414       7,470            12,047
                                                                            --------   ---------   ---------        ----------
     Total film production costs (unaudited).......................         $  2,326   $   6,828   $  14,940            24,094
                                                                            ========   =========   =========
Disney reimbursements of production costs (unaudited)..............                                                    (12,047)
                                                                                                                    ----------
     Total film production costs capitalized for films in process..                                                     12,047
                                                                                                                    ----------
     Total film production costs capitalized.......................                                                 $   64,529
                                                                                                                    ==========


     Under the Co-Production Agreement, certain operating expenses benefiting the productions, such as certain research and development and certain general and administrative expenses, are paid half by us and half by Disney. From the date of the Co-Production Agreement, we recorded the following amounts reimbursed by Disney as offsets to the following expense categories (in thousands):


                                               FEBRUARY 24 TO         FISCAL YEAR
                                             DECEMBER 31, 1997     1998         1999
                                             -----------------    --------     --------
Research and development..............            $  2,012        $  2,818     $  4,070
General and administrative............               1,277           2,199        2,593
                                                  --------        --------     --------
          Total.......................            $  3,289        $  5,017     $  6,663
                                                  ========        ========     ========


     Since the Co-Production Agreement began with A Bug's Life and Toy Story 2, both in various stages of production in 1996 and 1997, we were entitled to reimbursement for Disney's share of certain of our operating expenses incurred in 1996 and the first two months of 1997, prior to signing the Co-Production Agreement. The determination of this $2,184,000 one-time operating expense reimbursement was finalized in the quarter ended September 30, 1997. The amount recorded represented reimbursements of the following expense categories (in thousands):


                                        YEAR ENDED          JANUARY 1 TO
                                     DECEMBER 31, 1996    FEBRUARY 24, 1997       TOTAL
                                     -----------------    -----------------     ---------
Research and development....             $    936              $  179           $  1,115
General and administrative..                  620                 449              1,069
                                         --------              ------           --------
                                         $  1,556              $  628           $  2,184
                                         ========              ======           ========

     At January 2, 1999 and January 1, 2000, the Disney payable of $3,363,000 and receivable of $1,793,000, respectively, consisted of advances net of Disney's actual share of expenditures for all films. The Disney receivable of $1,793,000 and a receivable from Disney for film revenue of $9.9 million, were included in other receivables on the balance sheet as of January 1, 2000.

(5)  PATENT LICENSING ARRANGEMENTS

     For the years ended December 31, 1997 and January 2, 1999, fees of $1,730,000 and $120,000, respectively, were recognized on the licensing of certain patents. In 1996, we delivered all rights to utilize the technology underlying the license to the licensee, and received a non-refundable fixed-fee payment of $6,000,000 in cash and $5,000,000 of credits for products to be purchased from the licensee by us over the next four years. Following the release of the rights to utilize the patents to the licensee, we maintained no significant vendor obligations to the licensee, so we recognized as revenue the fixed and determinable amounts of the cash payment received, plus the portion of the credits used. There were no credits recognized in 1999, with $23,000 remaining available for use.

(6) RELATED PARTY TRANSACTIONS

     In conjunction with signing the Co-Production Agreement, Disney purchased for cash 1,000,000 shares of Pixar common stock, which Disney has agreed to hold for at least three years, and two warrants each exercisable for five years: one warrant to purchase 750,000 shares of common stock at an exercise price of $20.00 per share and another warrant to purchase 750,000 shares of common stock at an exercise price of $25.00 per share. We granted certain registration rights for the shares issuable upon exercise of the warrants. Upon consummation of this agreement in March 1997, we received net proceeds of $14,885,000.

(7) INCOME TAXES

     The components of income taxes from continuing operations are as follows (in thousands):


                                                             FISCAL YEAR
                                                  -----------------------------------
                                                    1997         1998          1999
                                                  --------     --------      --------
Income taxes:
  Current:
     Federal ................................     $    944     $     --      $  9,523
     State ..................................        1,288            2         3,740
     Foreign ................................           26           79            33
                                                  --------     --------      --------
          Total current taxes ...............        2,258           81        13,296
                                                  --------     --------      --------
  Deferred:
     Federal ................................           --         (786)      (26,527)
     State ..................................           --         (202)       (7,018)
                                                  --------     --------      --------
          Total deferred taxes ..............           --         (988)      (33,545)
                                                  --------     --------      --------
  Charge in lieu of taxes attributable to
     employer stock option plans ............        7,606        3,544        53,150
                                                  --------     --------      --------
          Total tax provision ...............     $  9,864     $  2,637      $ 32,901
                                                  ========     ========      ========


     The following tabulation reconciles the statutory corporate federal income tax expense (benefit) (computed by multiplying income from continuing operations before income taxes by 35% for the years ended December 31, 1997, January 2, 1999 and January 1, 2000) to income tax expense (in thousands):


                                                                   FISCAL YEAR
                                                        ------------------------------------
                                                          1997          1998          1999
                                                        --------      --------      --------
Expected income tax expense .......................     $ 11,137      $  3,535      $ 28,701
State income taxes, net of federal tax effect .....        1,742           421         4,757
Change in beginning of year valuation allowance ...       (3,370)       (1,688)       (1,085)
Other, net ........................................          355           369           528
                                                        --------      --------      --------
Income taxes ......................................     $  9,864      $  2,637      $ 32,901
                                                        ========      ========      ========


     The tax effects of temporary differences attributable to continuing operations that give rise to significant portions of the deferred tax assets are presented below (in thousands):


                                                        FISCAL YEAR
                                                   ----------------------
                                                     1998          1999
                                                   --------      --------
Deferred tax assets:
  Deferred compensation ......................     $    607      $    398
  Capitalized film costs .....................       21,879        29,866
  Capitalized research expenses...............           69           119
  Credit carryforwards .......................        2,466            --
  Net operating loss carryforwards ...........       10,698            --
  Property and equipment .....................          (70)        1,267
  Reserves and accruals ......................        1,359         2,883
                                                   --------      --------
          Total gross deferred tax assets ....       37,008        34,533
Valuation allowance ..........................      (36,020)           --
                                                   --------      --------
          Net deferred tax assets ............     $    988      $ 34,533
                                                   ========      ========

     Prior to the second quarter of fiscal 1999, we believed that there was sufficient uncertainty regarding the realizability of our deferred tax assets to warrant a significant valuation allowance. From that point on, we developed sufficient confidence in the amount and timing of our anticipated participation revenues from A Bug's Life and Toy Story 2 and the amount and timing of certain offsetting tax-related expenses in the foreseeable future to project that all of these deferred tax assets will be realized, and thus a favorable adjustment for such has been recognized on our balance sheet and in our tax rate during fiscal 1999. The majority of the favorable adjustment was recorded as an adjustment to equity since it related to stock option compensation.

(8) SHAREHOLDERS' EQUITY

     Deferred Compensation

     We recorded deferred compensation for the difference between the grant price and the deemed fair value of the common stock underlying certain options granted in 1995. This amount was amortized over the vesting period of the individual options, generally four years. Amortization of deferred compensation was approximately $635,000, $310,000 and $104,000 for the years ended December 31, 1997, January 2, 1999 and January 1, 2000, respectively. Of these amounts $24,000 was capitalized as film production costs in 1997. The remaining amount of $611,000 was expensed in 1997. In 1998 and 1999, the entire amounts of $310,000 and $104,000, respectively, were charged to expense. As of January 1, 2000, deferred compensation was fully amortized.

     Stock Option Plans

     We have stock option plans for employees, consultants and non-employee directors which provide incentive and nonstatutory stock options. The option exercise price for incentive stock options is not less than the fair market value at the grant date. Nonstatutory options are granted at prices and terms determined by the Board of Directors, or a committee of the Board of Directors. Employee and consultant options generally vest 25% per year over four years. Initial grants to non-employee directors, vest one-third annually for three years; subsequent grants vest after one year. All options have a term not greater than 10 years from the date of grant. As of January 1, 2000, we had 2,486,622 shares reserved and available for issuance under the plans.


           A summary of activity under the option plans during 1997, 1998 and 1999 are as follows:


                                                                   WEIGHTED-AVERAGE
                                                   SHARES           EXERCISE PRICE
                                                -----------        ----------------
Outstanding at January 1, 1997.............       8,863,840            $   2.41
  Granted..................................       1,671,700               15.52
  Exercised................................      (1,997,605)               0.52
  Forfeited................................        (163,317)              12.53
                                                -----------
Outstanding at December 31, 1997...........       8,374,618                5.28
  Granted..................................       3,235,922               26.08
  Exercised................................      (2,864,595)               1.14
  Forfeited................................        (288,926)              13.11
                                                -----------
Outstanding at January 2, 1999.............       8,457,019               14.38
  Granted..................................       2,130,077               34.98
  Exercised................................      (1,623,323)               4.76
  Forfeited................................        (207,854)              21.50
                                                -----------
Outstanding at January 1, 2000.............       8,755,919               21.00
                                                ===========

     For various price ranges, weighted-average characteristics of outstanding stock options at January 1, 2000 were as follows:


                                        OPTIONS OUTSTANDING                        OPTIONS VESTED
                            ---------------------------------------------   -----------------------------
                                           REMAINING     WEIGHTED-AVERAGE                WEIGHTED-AVERAGE
EXERCISE PRICES               SHARES     LIFE (YEARS)     EXERCISE PRICE      SHARES      EXERCISE PRICE
---------------              ---------   ------------    ----------------   ----------   ----------------
$0.20                        1,229,621       5.35            $   0.20        1,227,417       $   0.20
$1.25 to $9.60                 681,794       5.80                7.90          681,025           7.91
$10.80 to $15.00             1,202,325       7.02               13.45          626,901          13.17
$15.13 to $19.00               379,526       7.16               16.14          185,370          16.13
$19.13 to $25.88             2,068,881       8.00               21.43          155,846          21.61
$27.75 to $39.13             2,824,172       9.31               33.74          163,643          34.11
$39.56 to $61.50               369,600       8.93               44.22           50,950          45.70
                             ---------                                       ---------
                             8,755,919       7.75               21.00        3,091,152           9.11
                             =========                                       =========


     We use the intrinsic value-based method to account for all of our employee stock-based compensation plans. Had compensation cost for our stock option plans been determined consistent with SFAS No. 123, our net income and net income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):


                                                                            FISCAL YEAR
                                                            -----------------------------------------
                                                               1997           1998            1999
                                                            ----------     ----------      ----------
Pro forma net income (loss) ...........................     $   18,710     $   (2,635)     $   40,083
Pro forma basic net income (loss) per share ...........     $     0.45     $    (0.06)     $     0.87
Pro forma diluted net income (loss) per share .........     $     0.39     $    (0.06)     $     0.81


     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value of options granted was $6.27, $11.75 and $15.62 for fiscal years 1997, 1998 and 1999, respectively. Values were estimated using zero dividend yield for all years; expected volatility of 50% for all years; risk-free interest rates of 6.17%, 4.96% and 5.78%, for 1997, 1998 and 1999, respectively; and
weighted-average expected lives of 3.15 years, 4.29 years and 3.92 years, for 1997, 1998 and 1999, respectively for both plans.

     Employee Benefit Plans

     In 1992, we adopted a 401(k) Profit Sharing Plan (the 401(k) Plan) that is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan covers substantially all of our employees. Participants may elect to contribute a percentage of their compensation to this plan, up to the statutory maximum amount. We may make discretionary contributions to the 401(k) Plan; none have been made to date.

(9) COMMITMENTS AND CONTINGENCIES

     Lease Commitments

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of January 1, 2000 were as follows (in thousands):


                     FISCAL YEAR
                     -----------
  2000...........................................      $  1,241
  2001...........................................           631
  2002...........................................            96
                                                       --------
          Total minimum lease payments...........      $  1,968
                                                       ========

     Rental expense from operating leases amounted to approximately $2,095,000, $2,697,000 and $2,957,000 for the years ended December 31, 1997, January 2, 1999 and January 1, 2000, respectively.

     Participation Commitment

     We are obligated to pay 5% of our revenue from the distribution of each of the Pictures under the Co-Production Agreement to a third party in consideration for services rendered. The compensation is subject to a cap of $500,000 for each theatrical motion picture and a cap of $200,000 for each sequel or remake, with a total aggregate cap of $3,000,000. We paid participation fees of $250,000 in 1997 and $250,000 in 1999 under this obligation. No payments were made in 1998.

     Legal Matters

     We are involved in claims arising in the ordinary course of business. We believe these matters will be resolved without material adverse effect on our financial position, results of operations or cash flows.

(10) SIGNIFICANT CUSTOMERS AND SEGMENT REPORTING

      Significant Customers

     The following table summarizes the annual percentage contribution to revenue by customers when revenue from such customers exceeded 10% of total revenue in 1997, 1998 or 1999 and the amounts due from these customers as a percentage of total accounts receivable at the corresponding year end:


                                           PERCENTAGE OF                               PERCENTAGE OF TOTAL
                                          TOTAL REVENUES                            ACCOUNTS RECEIVABLE AS OF
                           --------------------------------------------   -----------------------------------
                                1997            1998           1999            1997           1998            1999
                           -------------   -------------  -------------   -------------  -------------   ---------
Disney................           83%             76%            95%             23%            12%             72%

      Segment Reporting

     We adopted the provisions of SFAS 131, Disclosures about Segments of an Enterprise and Related Information (see Note 1). Our chief operating decision-maker is considered to be our Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a summary basis accompanied by disaggregated information about film revenue for purposes of making operating decisions and assessing financial performance. The summary financial information reviewed by the CEO is identical to the information presented in the accompanying statement of operations and we have no foreign operations. Therefore, we operate in a single operating segment.

(11) EARNINGS PER SHARE CALCULATION

     Reconciliation of basic and diluted net income per share (in thousands, except per share data):


                                                                         FISCAL YEAR
                                   -----------------------------------------------------------------------------------
                                                1997                        1998                        1999
                                   ----------------------------  --------------------------   ------------------------
                                       NET                           NET                         NET
                                     INCOME    SHARES      EPS     INCOME    SHARES    EPS     INCOME   SHARES    EPS
                                   ---------   ------   -------  ---------   ------  ------   -------   ------   -----
Basic net income per share......   $  22,190   41,224   $  0.54  $   7,822   44,185  $ 0.18   $49,224   46,148   $ 1.07
Effect of dilutive shares:
Warrants/options................          --    6,920                   --    7,153                --    3,662
                                   ---------   ------            ---------   ------           -------   ------
Diluted net income per share....   $  22,190   48,144   $  0.46  $   7,822   51,338  $ 0.15   $49,224   49,810   $ 0.99
                                   =========   ======            =========   ======           =======   ======


(12) BUSINESS COMBINATION

     On June 16, 1998, we issued 60,468 shares of our common stock in exchange for all of the outstanding common stock of Physical Effects, Inc. ("PEI"). We assumed $300,000 of liabilities as part of this merger. The merger was accounted for under the purchase method of accounting with the operating results of PEI being included in our results of operations from the date of acquisition. The majority of the purchase price was assigned to purchased technology associated with certain technology developed by PEI. The purchased technology is being amortized over a period not to exceed four years. PEI's results of operations prior to the acquisition were immaterial and therefore pro forma financial statements were not materially different from our financial statements.

(13)   DISCONTINUED OPERATIONS

     In March 1997, we determined to discontinue our business of producing CD-ROM and other interactive products. We immediately discontinued these operations and reassigned all employees of this division. Since the measurement date and disposal date were virtually simultaneous, no income or loss was measured for the intervening period. We had revenue of $1,212,000, $485,000 and $184,000 in 1997, 1998 and 1999, respectively. We recorded income from discontinued operations of $234,000, $358,000 and $122,000 in 1997, 1998 and
1999, respectively, net of income taxes, primarily due to royalty income received for the Toy Story CD-ROM products. We do not expect any significant future CD-ROM royalty income in future periods.

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



                                                                QUARTER ENDED
                                        ---------------------------------------------------------------
                                          MARCH 28         JUNE 27        SEPTEMBER 26      JANUARY 2
                                        ------------     ------------     ------------     ------------
1998
Revenue ...........................     $      4,997     $      3,769     $      2,474     $      3,067
Gross profit ......................            4,923            3,669            2,172            2,679
Net income ........................            3,818            2,057              867            1,080
Basic net income per share ........             0.09             0.05             0.02             0.02
Diluted net income per share ......             0.08             0.04             0.02             0.02

                                                                  QUARTER ENDED
                                        ----------------------------------------------------------------
                                           APRIL 3          JULY 3          OCTOBER 2      JANUARY 1 (1)
                                        ------------     ------------     ------------     -------------
1999
Revenue ...........................     $      3,441     $     13,479     $     79,235     $     24,882
Gross profit ......................            2,717            9,772           57,427           19,416
Net income ........................              900            6,442           32,287            9,595
Basic net income per share ........             0.02             0.14             0.70             0.21
Diluted net income per share ......             0.02             0.13             0.63             0.19


(1) Fourth Quarter Adjustment. For the quarter ended January 1, 2000, and as a result of events that occurred during that quarter, we revised the estimated revenue to be received from all sources under the individual film forecast method for A Bug's Life. This change in estimate resulted in an additional $.02 basic and diluted net income per share for the quarter ended and for the year ended January 1, 2000.